                                                FILED PURSUANT TO RULE 424(b)(4)
                                            REGISTRATION STATEMENT NO. 333-79935

PROSPECTUS

                             [NEOTHERAPEUTICS LOGO]

                                1,000,000 Shares

                                  Common Stock

     We are offering 1,000,000 shares. The underwriters have a 45-day option to purchase up to 150,000 additional shares from us on the same terms as set forth below to cover over-allotments, if any.

     Our common stock is listed on the Nasdaq National Market under the symbol "NEOT." On July 26, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $10.00 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                          PER SHARE      TOTAL
                                                          ---------    ----------
Public offering price...................................   $9.375      $9,375,000
Underwriting discounts and commissions..................   $ 0.75      $  750,000
Proceeds to NeoTherapeutics.............................   $8.625      $8,625,000

     The underwriters are severally underwriting the shares being offered. Joseph Charles & Assoc., Inc. expects to deliver the shares on behalf of the underwriters on or about July 30, 1999.

JOSEPH CHARLES & ASSOC., INC.                                MILLENNIUM
                                                           FINANCIAL GROUP, INC.

                  The date of this Prospectus is July 27, 1999

                               REGENERATING HOPE

PANEL 1 -- NORMAL BRAIN FUNCTION --

    This panel contains three cells in series depicting production of neurotransmitters at nerve endings which stimulates the next cell in sequence.

PANEL 2 -- ALZHEIMER'S DISEASE CAUSES NERVE CELLS TO DIE --

     This panel contains two parallel series of three cells each. In the first series, the center cell has been depicted as dead and interfering with transmission of a neurotransmitter signal to the third cell. In the second series, the third cell is depicted as damaged and unable to respond to neurotransmitter stimulation.

PANEL 3 -- NEOTROFIN(TM) STIMULATES PRODUCTION OF NEUROTROPHIC FACTORS --

     This panel contains two parallel series of cells similar to those in Panel 2 with the following exceptions. The first cell in series 1 is depicted as having established an alternative connection to the second cell in series 2 in response to neurotrophic factors. In addition, the third cell in series 2 has been depicted as protected from damage by the presence of neurotrophic factors.

NORMAL BRAIN FUNCTION

     The brain is made up of billions of nerve cells. The ends of each nerve cell connect with other nerve cells. These connections make movement, sensation, thinking and memory possible.

     The area where nerve cells interact is called a synapse. A nerve impulse travels down one nerve cell and releases a chemical called a neurotransmitter at the synapse. The neurotransmitter crosses the small gap between nerve cells and contacts special protein receptors on the surface of the other nerve cell. This causes a nerve signal in the next nerve cell.

WHAT HAPPENS IN ALZHEIMER'S DISEASE?

     Nerve cells die in chronic neurodegenerative disorders like Alzheimer's disease. Recovery is more difficult in the brain than in other tissues since very few new brain cells grow. Some compensation for loss of nerve cells can occur if the remaining cells have more neurotransmitter. This can provide a small measure of recovery, but it may not be sufficient to compensate for the progressive loss of nerve cells.

     The current treatment for Alzheimer's disease involves administering drugs which mimic neurotransmitters or increase the amount of neurotransmitter at the synapse. This approach can temporarily help the remaining nerve cells function. However, how much neurotransmitter does one need to make a dead cell work? No amount can make a dead cell function.

OUR NOVEL THERAPEUTIC APPROACH

     Several pre-clinical animal studies have shown that Neotrofin(TM) stimulates cells in the nervous system to produce certain proteins called "neurotrophic factors". These proteins are critical to the nervous system because they protect cells from several types of damage and they stimulate nerve cells to make new connections. Phase 1 and 2a human clinical studies have shown that Neotrofin(TM) is orally absorbed and demonstrated improvement in behavioral and cognitive function in patients with mild to moderate Alzheimer's disease.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Except as otherwise specified, all information in this prospectus assumes no exercise of the underwriters' over-allotment option or the warrants to be issued to the representatives of the underwriters.

     This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contain a discussion of some of the factors that could contribute to those differences.

                             NEOTHERAPEUTICS, INC.

     We are a development-stage biopharmaceutical company engaged in the discovery and development of novel therapeutic drugs intended to treat neurological diseases and conditions. Through our research, we develop small synthetic molecules that are administered orally or by injection and are capable of passing through the blood-brain barrier to act rapidly upon specific target cells in selected locations in the central nervous system, including the brain. Using these molecules, we intend to develop improved treatments for a variety of neurological diseases and disorders, such as memory deficits associated with Alzheimer's disease and dementia, spinal cord injury, stroke, Parkinson's disease, migraine, depression and obesity.

PRODUCTS IN DEVELOPMENT

     Our lead product candidate, Neotrofin(TM) (AIT-082, leteprinim potassium), is designed to treat memory deficits and neurodegeneration associated with Alzheimer's disease. The Alzheimer's Association has estimated that the overall care costs required for the treatment and care of the approximately four million Alzheimer's disease patients in the United States is $100 billion per year. The table below summarizes the primary or possible indications and development status for Neotrofin(TM) and certain other of our current research and development programs.

--------------------------------------------------------------------------------
                POSSIBLE
PRODUCT        INDICATIONS                     DEVELOPMENT STATUS
--------------------------------------------------------------------------------
Neotrofin(TM) Alzheimer's Disease Phase 1:  Four clinical trials completed, one in
(AIT-082)                                 progress and additional studies to be
                                          conducted in 1999
                                Phase 2:  One clinical trial completed, two in
                                progress and an additional study to be initiated
                                          in 1999
           Spinal Cord Injury   Clinical trial planned for late 1999
           Stroke               Preclinical
--------------------------------------------------------------------------------
AIT-034    Severe Dementia      Investigational New Drug Application by early
                                2000
--------------------------------------------------------------------------------
AIT-202    Depression; Obesity  Preclinical
--------------------------------------------------------------------------------
AIT-203    Parkinson's Disease  Preclinical
--------------------------------------------------------------------------------
AIT-297    Migraine             Preclinical
--------------------------------------------------------------------------------

     We currently do not sell any products and do not expect to have any products commercially available for at least two years.

STRATEGY

     Our strategy is to become a leading supplier of new drugs for the treatment of neurodegenerative and neurological diseases based upon our proprietary small-molecule technology, and includes the following key elements:

     - Focus on development of new drugs that treat neurological diseases and conditions

     - Design and refine processes to synthesize our proprietary compounds

     - Maintain our associations with the National Institutes of Health (NIH) and the NIH's National Institute on Aging and National Institute of Mental Health

     - Conduct preclinical tests and human clinical trials of the safety and efficacy of our potential products according to established U.S. and international regulatory guidelines

     - Collaborate on specific research with expert academic researchers

     - Outsource certain specific elements of our development program, such as manufacturing, toxicity testing and clinical trial management

     - Seek strategic alliances and licenses with multinational or large regional pharmaceutical companies as partners for the development, financing, manufacture and marketing of certain of our compounds

ABOUT US

     NeoTherapeutics, Inc. was incorporated in Colorado in December 1987 and reincorporated in Delaware in June 1997. Our wholly-owned subsidiary, Advanced ImmunoTherapeutics, Inc., was incorporated in California in June 1987. In April 1997, we established NeoTherapeutics GmbH as a wholly-owned subsidiary in Switzerland. All references to "we," "our" or "NeoTherapeutics" refer to NeoTherapeutics, Inc. and its subsidiaries. Our executive offices are located at 157 Technology Drive, Irvine, California 92618. Our telephone number is (949) 788-6700. Our web site address is www.neotherapeutics.com. Information contained in our web site does not constitute part of this prospectus.

                                  THE OFFERING

Shares offered by
NeoTherapeutics...............1,000,000 shares

Shares to be outstanding after
the offering..................7,670,273 shares(1)

Use of proceeds...............For clinical and preclinical trials, research and development, manufacturing and dosage formulation and general corporate purposes.

Nasdaq National Market
symbol........................NEOT

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          YEAR ENDED                               THREE MONTHS ENDED
                                                         DECEMBER 31,                                   MARCH 31,
                                --------------------------------------------------------------   -----------------------
                                   1994         1995         1996         1997         1998         1998         1999
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
CONSOLIDATED STATEMENT OF

OPERATIONS DATA:
Revenues from grants..........  $      236   $      125   $       --   $       --   $       --   $       --   $       --
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating expenses:
  Research and development....         287          306          615        4,508        8,542        1,788        3,307
  General and
    administrative............         221          667          660        2,342        3,123          740        1,097
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Loss from operations..........        (272)        (848)      (1,275)      (6,850)     (11,665)      (2,528)      (4,404)
Other income (expense)........         (40)         (47)         236          688           60           20          (15)
                                ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net loss......................  $     (312)  $     (895)  $   (1,039)  $   (6,162)  $  (11,605)  $   (2,508)  $   (4,419)
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Basic and diluted loss per
  share.......................  $    (0.13)  $    (0.36)  $    (0.32)  $    (1.14)  $    (2.07)  $    (0.46)  $    (0.71)
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========
Number of shares used in
  computing loss per share....   2,447,727    2,466,234    3,292,663    5,405,831    5,615,449    5,467,206    6,204,149
                                ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                    PERIOD FROM
                                   JUNE 15, 1987
                                (INCEPTION) THROUGH
                                  MARCH 31, 1999
                                -------------------
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Revenues from grants..........       $    497
                                     --------
Operating expenses:
  Research and development....         19,325
  General and
    administrative............          9,989
                                     --------
Loss from operations..........        (28,817)
Other income (expense)........            577
                                     --------
Net loss......................       $(28,240)
                                     ========
Basic and diluted loss per
  share.......................
Number of shares used in
  computing loss per share....

                                                                                                                   AS OF
                                                                           AS OF                              MARCH 31, 1999
                                                                        DECEMBER 31,                       ---------------------
                                                     --------------------------------------------------                  AS
                                                      1994       1995       1996       1997       1998     ACTUAL    ADJUSTED(2)
                                                     -------    -------    -------    -------    ------    ------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities...  $     6    $     1    $17,444    $ 9,132    $2,867    $3,490      $15,108
Property and equipment, net........................       10          9        133      3,475     3,252    3,340         3,340
Total assets.......................................       18         11     17,979     13,198     6,826    7,291        18,909
Total long-term debt...............................      558        558         --        177     1,126      974           974
Stockholder's equity (deficit).....................   (1,021)    (1,253)    16,622     10,543     3,290    3,609        15,227

-------------------------
(1) Based on the number of shares outstanding as of June 1, 1999. Excludes: (a) 3,248,459 shares of common stock issuable upon exercise of warrants outstanding as of June 1, 1999; (b) 1,110,973 shares of common stock issuable upon exercise of stock options outstanding as of June 1, 1999; (c) 209,000 shares of common stock underlying warrants that are issuable upon exercise of certain warrants outstanding as of June 1, 1999; and (d) shares of common stock issuable upon conversion of outstanding shares of Series A preferred stock which have an aggregate stated value of $4.0 million as of June 1, 1999. See "Description of Capital Stock -- Preferred Stock."

(2) Adjusted to reflect the application of (a) the estimated net proceeds of this offering based upon the public offering price of $9.375 per share, and
    (b) the net proceeds from the sale on May 11, 1999 of 400,000 shares of common stock, and warrants to purchase 80,000 shares of common stock at an exercise price of $15 per share, in a private offering to accredited investors for aggregate consideration of $4.0 million.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our company. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose a part or all of your investment.

WE ARE A DEVELOPMENT STAGE COMPANY AND HAVE A HISTORY OF OPERATING LOSSES; WE EXPECT CONTINUED LOSSES

     We are considered a development stage company because we have not yet generated revenues from sales. From our inception in 1987 through March 31, 1999, we have incurred cumulative losses of approximately $28.2 million, almost all of which consisted of research and development and general and administrative expenses. Our losses have been increasing. We lost approximately $6.2 million in 1997, $11.6 million in 1998, and $4.4 million in the first quarter ended March 31, 1999. We expect our losses to increase in the future as we expand our clinical trials and increase our research and development activities. It is possible that we may never achieve significant revenues or become profitable. Even if we eventually generate revenues from sales, we nevertheless expect to incur significant operating losses over the next several years. Our ability to become profitable and to achieve long-term success will depend on:

     - the time and expense necessary to develop our proposed products;

     - whether and how quickly we can obtain regulatory approvals for such products; and

     - our success in bringing these products to market.

See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE ARE IN THE EARLY STAGE OF PRODUCT DEVELOPMENT AND FACE A RISK OF FAILURE

     Our proposed products are in an early stage of development. They will require additional research and development, clinical testing and regulatory clearances. We currently do not sell any products and do not expect to have any products commercially available for at least two years. Our proposed products are subject to the risks of failure inherent in the development of pharmaceutical products based on innovative technologies. Some of these risks are that a proposed product:

     - could be ineffective or toxic;

     - may fail to receive necessary regulatory clearances;

     - will be uneconomical to manufacture or market;

     - may not be sold because of patent or other rights of third parties; or

     - becomes unmarketable because a third party introduces an equivalent or superior product.

As a result, we are unable to predict whether our research and development activities will result in any commercially viable products or applications. Disorders of the central nervous system, our primary area of therapeutic focus, are not thoroughly understood by the scientific and medical community and are the subject of continuing research. We cannot be certain that our proposed products will prove to be safe or effective in treating such disorders or any other diseases. In our industry, the majority of compounds fail to enter clinical studies, and the majority of products entering clinical studies after achieving promising preclinical results are not commercialized successfully. See "Business."

WE WILL NEED ADDITIONAL FUNDING AND OUR ACCESS TO CAPITAL IS UNCERTAIN

     We will require substantial additional capital to further develop our proposed products and to commercialize any products that are developed. Our capital requirements will depend on many factors, including:

     - the progress of our research and development program;

     - the progress of preclinical and clinical testing;

     - the time and cost involved in obtaining regulatory approvals;

     - the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

     - competing technological and market developments; and

     - our ability to establish collaborative and other arrangements with third parties, such as licensing and manufacturing agreements.

     We currently are spending cash at a rate of approximately $1.5 million per month, and we expect this rate of spending to continue for approximately the next 12 months.

     We expect that we will need a minimum of $100 million to complete development and clinical trials of Neotrofin(TM), our lead drug candidate, before we will be able to submit it to the Food and Drug Administration for approval for commercial sale. We believe that the proceeds of this offering, together with our existing cash and capital resources, will allow us to satisfy our current and projected funding requirements for at least the next 12 months. Thereafter, we will require substantial additional funds in order to complete the research and development activities currently contemplated and to commercialize our proposed products.

     We expect that we will seek such additional funding through public or private financings or collaborative or other arrangements with third parties. We cannot be certain that additional funds will be available on acceptable terms, if at all. Any future equity financing will decrease the percentage ownership of existing stockholders and may, depending on the price at which we are able to sell the equity securities, result in substantial economic dilution to our existing stockholders. Alternatively, we may obtain funds by entering into arrangements with third parties. These arrangements may require us to relinquish rights to certain of our products or technologies that we would not otherwise relinquish.

     If adequate funds are not available, we may have to delay, scale back or eliminate one or more of our development programs. Any failure to obtain adequate funding, or any unfavorable arrangement regarding our products or technology, would limit our ability to develop or commercialize our products and could have a material adverse effect on our business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE DEPEND ON THIRD PARTIES FOR CLINICAL TESTING, MANUFACTURING AND MARKETING

     Except with respect to our Neotrofin(TM) compound, we currently do not intend to conduct later-stage human clinical trials ourselves or to manufacture any of our proposed products for commercial sale nor do we have the resources necessary to do so. We currently are seeking larger pharmaceutical companies as partners to conduct such activities as well as to market and distribute our products. However, we will seek to retain certain co-marketing rights to certain of our proposed products, so that we may promote such products to selected medical specialists while our corporate partner promotes these products to the medical market generally.

     We cannot guarantee that we will be able to enter into any such partnering arrangements on this or any other basis. In addition, we cannot guarantee that we or our potential corporate partners can successfully introduce our proposed products or that such proposed products will achieve acceptance by patients, health care providers and insurance companies. Further, it is possible that we may not be able to manufacture and market our proposed products at prices that would permit us to make a profit. See "Business -- Business Strategy."

WE FACE RISKS AND UNCERTAINTIES ASSOCIATED WITH CONDUCTING CLINICAL TRIALS

     Extensive and costly clinical testing will be necessary to assess the safety and efficacy of our potential products. The rate of completion of clinical trials depends on, among other factors, the type, novelty and complexity of the product and the rate of patient enrollment. Patient enrollment is a function of many factors, including:

     - the nature of the clinical trial protocols;

     - existence of competing protocols;

     - size of the patient population;

     - proximity of patients to clinical sites; and

     - eligibility criteria for the study.

     Delays in patient enrollment will increase costs and delay the introduction of our potential products, thereby harming our business and financial condition.

     Many pharmaceutical companies are conducting clinical trials in patients with Alzheimer's disease. As a result, we must compete with them for clinical sites, physicians and the limited number of patients with Alzheimer's disease who fulfill the stringent requirements for participation in clinical trials. This competition could delay completion of clinical trials and/or result in increased costs.

     Even if we successfully enroll patients in our clinical trials, we cannot guarantee they will respond to our potential products. We think it is prudent to expect setbacks. If we do not comply with the U.S. Food and Drug Administration regulations applicable to such testing, our clinical trials could be delayed, suspended or cancelled, or the FDA might not accept the results of such testing. The FDA may suspend clinical trials at any time if it concludes that the subjects participating in such trials are being exposed to unacceptable health risks. Further, we cannot assure you that human clinical testing will show any current or future product candidate to be safe and effective or that data derived therefrom will be suitable for submission to the FDA.

OUR MANAGEMENT HAS LIMITED MANUFACTURING AND MARKETING EXPERIENCE AND MAY HAVE DIFFICULTY MANAGING OUR GROWTH

     We cannot guarantee that we will be able to develop manufacturing or marketing capabilities successfully, either on our own or through third parties, or that we will be able to manage the expansion of our operations successfully. To date, we have engaged exclusively in the development of pharmaceutical technology and products. Our management has substantial experience in pharmaceutical company operations, but has limited experience in manufacturing or procuring products in commercial quantities or in marketing pharmaceutical products. Our management has only limited experience in negotiating, establishing and maintaining strategic relationships, conducting clinical trials and other later-stage phases of the regulatory approval process.

     We cannot be certain that we will be able to engage successfully in any of these activities with respect to any products which we attempt to commercialize. If we decide to establish a commercial-scale manufacturing facility for our lead product candidate Neotrofin(TM), we will require substantial additional funds and personnel and will be required to comply with extensive regulations applicable to such a facility. This growth may strain our management and operations. Our ability to manage such growth depends upon the ability of our officers and key employees to:

     - broaden our management team and to attract, hire and retain skilled employees;

     - implement and improve our operational, management information and financial control systems;

     - expand, train and manage our employee base; and

     - develop additional expertise among existing management personnel.

WE NEED TO COMPLY WITH EXTENSIVE GOVERNMENTAL REGULATION TO OBTAIN PRODUCT APPROVALS AND TO MARKET PRODUCTS AFTER APPROVALS

     Various agencies in the United States and abroad regulate the testing, manufacturing, labeling, distribution, marketing and advertising of proposed products and ongoing research and development activities. The U.S. Food and Drug Administration and comparable agencies in foreign countries impose many requirements on the introduction of new pharmaceutical products through lengthy and detailed clinical testing procedures, and other costly and time consuming compliance procedures. These requirements make it difficult to estimate when Neotrofin(TM) or any other potential product will be available commercially, if at all.

     Our proprietary compounds will require substantial clinical trials and FDA review as new drugs. We cannot predict with certainty when we might submit any of our proposed products currently under development for regulatory review. Once we submit a proposed product for review, we cannot guarantee that FDA or other regulatory approvals will be granted on a timely basis, if at all.

     If we are delayed or fail to obtain such approvals, our business and results of operations would be damaged. If we fail to comply with regulatory requirements, either prior to approval or in marketing our products after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in:

     - product recalls or seizures;

     - injunctions;

     - civil penalties;

     - criminal prosecution;

     - refusals to approve new products and withdrawal of existing approvals;
       and

     - enhanced exposure to product liabilities.

     If we sell our products outside the United States, we will be subject to regulatory requirements governing such sales. These requirements vary widely from country to country and could delay introduction of our products in those countries. See "Business -- Drug Approval Process and Other Government Regulation."

UNCERTAINTY REGARDING PRICING OF, AND REIMBURSEMENT FOR, PHARMACEUTICALS

     Our commercial success will depend heavily on the extent to which third party payors, including government authorities (such as Medicare), managed care providers and private health insurers will reimburse users for the costs of our products and any related treatments. If those who buy or use our products are not adequately reimbursed, they may forego or reduce such use.

     Governmental authorities and private third-party payors are engaged in ongoing efforts to contain or reduce the costs of pharmaceutical products. In the United States, an increasing emphasis on managed care and consolidation of hospital purchasing has and will continue to place pressure on pharmaceutical prices, and may reduce the prices we can charge for our potential products. In many major foreign markets, pricing approval is required before sales can commence and prices are often set by governmental authorities. These private and public price controls are subject to change at unpredictable times. Market acceptance of our potential products will be curtailed severely if adequate coverage and reimbursement levels are not provided by governmental authorities and private third-party payors. This includes developments in countries where any of our potential collaborative partners operate.

WE DEPEND ON KEY PERSONNEL

     Our success depends upon the contributions of our key management and scientific personnel. If we lose the services of any such personnel we could be delayed in or precluded from achieving our business objectives. Although we currently have key-man life insurance on Dr. Alvin Glasky, our Chief Executive Officer and Chief Scientific Officer, in the face amount of $2 million, the loss of Dr. Glasky's services could substantially damage our business.

     We also will need substantial additional expertise in such areas as finance and marketing, among others, in order to achieve our business objectives. Competition for qualified personnel among pharmaceutical companies is intense, and the loss of key personnel, or the inability to attract and retain the additional skilled personnel required for the expansion of our business, could damage our business.

WE FACE UNCERTAINTY REGARDING PATENTS AND PROPRIETARY RIGHTS

     We actively pursue patent protection for our proprietary products and technologies. We hold three U.S. patents and currently have five U.S. patent applications pending. In addition, we have numerous foreign patents issued and patent applications pending corresponding to our U.S. patents. However, our patents may not protect us against our competitors. We may be required to file suit to protect our patents, and we cannot be certain that we will have the resources necessary to pursue such litigation or otherwise to protect our patent rights.

     We also rely on trade secret protection for our unpatented proprietary technology. However, trade secrets are difficult to protect. Others could develop substantially equivalent proprietary information or gain access to our trade secrets.

     We have a policy requiring that our employees and consultants execute proprietary information agreements upon commencement of employment or consulting relationships. These agreements provide that all confidential information developed or made known to the individual during the course of the relationship shall be kept confidential except in specified circumstances. However, these agreements may not successfully protect our trade secrets or other proprietary information.

     Others could assert claims against us based on their patents. Such claims could seek damages as well as an injunction prohibiting clinical testing, manufacturing and marketing of the product at issue. If any such actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the product at issue. It is possible that any license required under any such patent would not be made available on acceptable terms, if at all. There has been, and we believe that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. If we become involved in any litigation, a substantial portion of our financial and personnel resources could be consumed, regardless of the outcome of such litigation. See "Business -- Patents and Proprietary Rights."

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE

     Competition in the pharmaceuticals market is intense. Many companies, both public and private, including well-known pharmaceutical companies, are developing products to treat Alzheimer's disease and certain of the other applications we are pursuing. To date, only one product, donepezil (Aricept(R), Pfizer, Inc.), is being marketed actively in the U.S. for the treatment of Alzheimer's disease. Most of these companies have substantially greater financial, research and development, manufacturing and marketing experience and resources than we do. These competitors may develop pharmaceutical products that are more effective or less costly than any products which we may develop.

     Factors affecting competition in the pharmaceutical industry vary depending on the extent to which the competitor is able to achieve a competitive advantage based on proprietary technology. If we are able to establish and maintain a significant proprietary position with respect to our proposed products, competition likely will depend primarily on the effectiveness of the particular product and the number, gravity and severity of its unwanted side effects as compared to alternative products or treatments.

     We compete in an industry which is characterized by extensive research and development efforts and rapid technological progress. Although we believe that our proprietary technology may give us a competitive advantage with respect to our proposed products, new developments are expected to continue and it is possible that discoveries by others will render our potential products noncompetitive. Our competitive position also depends on our ability to:

     - attract and retain qualified scientific and other personnel;

     - develop effective proprietary products;

     - implement development and marketing plans;

     - obtain patent protection; and

     - secure adequate capital resources.

We may fail to achieve one or more of these goals. See "Business -- Products and Development" and "-- Competition."

THERE IS A RISK THAT HOLDERS OF OUR SERIES A PREFERRED STOCK COULD ENGAGE IN SHORT SELLING TO REDUCE THEIR CONVERSION PRICE

     As of June 1, 1999, a total of 400 shares of our Series A preferred stock were outstanding. Each share of Series A preferred stock has a stated value of $10,000 and is convertible into shares of our common stock at the option of the holder of such shares. The Series A preferred stock is convertible at a conversion price equal to the lesser of $13.06 per share of common stock or 101% of the average of the 10 lowest closing bid prices of the common stock occurring in the 30 trading days preceding the particular conversion. A decrease in the price of our common stock below the $13.06 maximum conversion price could result in the Series A preferred stock being convertible into more shares of common stock. Increased sales volume of our common stock could put downward pressure on the market price of the shares. This fact could encourage holders of Series A preferred stock to sell short our common stock prior to conversion of the Series A preferred stock, thereby potentially causing the market price to decline. The selling stockholders could then convert their Series A preferred stock and use the shares of common stock received upon conversion to cover their short position. The selling stockholders could thereby profit by the decline in the market price of the common stock caused by their short selling.

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     A substantial number of shares of our common stock are eligible for future sale in the public market. These include shares that are outstanding as well as shares that may be issued upon exercise of outstanding stock options and warrants or upon conversion of our outstanding shares of Series A preferred stock. In addition, if we sell a substantial number of shares of our common stock in the public market following this offering, or if the public perceives that we might do so, the market price of our common stock could drop because of such sales. Sales of shares of our common stock held by our affiliates could have similar adverse effects on the market price of our common stock. The issuance of shares of our common stock in the future also could have a material adverse effect on our ability to raise equity capital. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

FUTURE EQUITY ISSUANCES MAY DILUTE OUR CURRENT STOCKHOLDERS

     If we issue equity securities, such issuances may have a dilutive impact on our other stockholders. Additionally, such issuances would cause our net income
(loss) per share to decrease in future periods. As a result, the market price of our common stock could drop. In addition, if we issue common stock under our private equity line agreement, it will be issued at a discount to its then-prevailing market price. These discounted sales could cause the market price of our common stock to drop. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

THERE IS A RISK OF PRODUCT LIABILITY CLAIMS

     Although we currently carry product liability insurance with coverage limits of $5.0 million, it is possible that the amounts of such coverage will be insufficient to protect us from future claims. Further, we cannot be certain that we will be able to obtain or maintain additional insurance on acceptable terms, or at all, for our clinical and commercial activities or that such additional insurance would be sufficient to cover any potential product liability claim or recall. Failure to maintain sufficient insurance coverage could have a material adverse effect on our business and results of operations.

WE USE HAZARDOUS MATERIALS IN OUR RESEARCH AND DEVELOPMENT EFFORTS

     Our research and development efforts involve the use of hazardous materials. We are subject to federal, state and local laws and regulations governing the storage, use and disposal of such materials and certain waste products. We believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulations. However, we cannot completely eliminate the risk of accidental contamination or injury from these materials. If there were an accident, we could be held liable for any damages that result. Such liability could exceed our resources. We may incur substantially increased costs to comply with environmental regulations if we develop our own commercial manufacturing facility. See "Business -- Drug Approval Process and Other Government Regulation."

OUR STOCK PRICE IS VOLATILE

     The stock market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may cause the market price of our common stock to drop. In addition, the market price of our common stock is highly volatile. Factors that may cause the market price of our common stock to drop include:

     - fluctuations in our results of operations;

     - timing and announcements of the results of our clinical trials, our technological innovations or new products, or those of our competitors;

     - FDA and foreign regulatory actions;

     - developments with respect to patents and proprietary rights;

     - public concern as to the safety of products developed by us or others;

     - changes in health care policy in the United States and in foreign countries;

     - changes in stock market analyst recommendations regarding our common stock;

     - failure of our results of operations to meet the expectations of stock market analysts and investors;

     - increases in the number of outstanding shares of our common stock resulting from sales of new shares, the conversion of shares of our Series A preferred stock, or the exercise of warrants or stock options;

     - changes in investors' perception of the pharmaceutical industry generally; and

     - general stock market conditions.

OUR DIRECTORS AND EXECUTIVE OFFICERS OWN A SUBSTANTIAL PERCENTAGE OF OUR COMMON STOCK

     Our directors and executive officers beneficially own approximately 25.9% (22.7% after completion of this offering) of our outstanding common stock. These stockholders, if they acted together, could exert substantial control over matters requiring approval by our stockholders. These matters would include the election of directors and the approval of mergers or other business combination transactions. This concentration of ownership may discourage or prevent someone from acquiring our business. See "Security Ownership of Certain Beneficial Owners and Management."

CERTAIN PROVISIONS OF OUR CHARTER AND BYLAWS MAY DISCOURAGE MERGERS AND OTHER TRANSACTIONS

     Certain provisions of our Certificate of Incorporation and Bylaws may make it more difficult for someone to acquire control of us. These provisions may make it more difficult for stockholders to take certain corporate actions and could delay or prevent someone from acquiring our business. These provisions could limit the price that certain investors might be willing to pay for shares of our common stock. See "Description of Capital Stock."

WE HAVE NEVER PAID DIVIDENDS

     We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

OUR BUSINESS COULD BE ADVERSELY IMPACTED BY YEAR 2000 ISSUES

     The Year 2000 issue in computers arises from the common industry practice of using two digits to represent a date in computer software code and databases to enhance processing time and to save storage space. Therefore, when dates in the year 2000 and beyond are indicated and computer programs read the date "00," the computer may default to the year "1900" rather than the correct "2000." This could result in incorrect calculations, faulty data and computer shutdowns, which would cause disruptions of operations. In addition, the year 2000 is a leap year and systems need to recognize it as such.

     We have completed an inventory and risk assessment of our internal information technology system applications (including voice and data systems), our internal non-information technology facilities systems (including embedded software in environmental controls, security systems, fire protection systems, elevators and public utility connections for gas, electric and telephone systems), and embedded and external software contained in laboratory and other equipment that we believe could be adversely affected by the Year 2000 issue. We believe that our internal systems are, at the present time, substantially compliant based upon internal systems tests, currently available information and reasonable assurance by our equipment and software vendors. The cost to remediate Year 2000 issues with regard to these systems is not material.

     In June of 1998, we began sending questionnaires to and/or contacting our outside vendors regarding their state of readiness with respect to identifying and remediating their Year 2000 issues. We have completed our risk assessment of our outside vendors and are currently reviewing their compliance. We cannot be certain that our vendors will adequately address their Year 2000 issues. Furthermore, we cannot determine that third parties upon which our vendors depend will accomplish adequate remediation of their Year 2000 issues. Except for our public utility service vendors, who have indicated that they expect to be in compliance by mid-1999, we believe that, with respect to the computer systems of our major outside vendors, should a Year 2000 issue exist whereby a vendor was unable to address our needs, alternative vendors have been identified and are readily available that could furnish us with the same or similar supplies or services that we presently receive from these vendors without undue cost or expense.

     Based on currently available information, we believe that the impact of the Year 2000 issue, as it relates to our internal operations, information systems and software applications, will not be material. In the event we fail to resolve successfully our Year 2000 issues with respect to our internal systems in a timely manner, we believe that, while such events would be disruptive to our operations in the short term, such circumstances would not have a material adverse effect on our business, financial condition and results of operations over the long term. However, failure of the major third parties, in particular the financial institutions with which we have significant banking and investment management relationships and our third party manufacturers, to be Year 2000 compliant could have a material adverse effect on our business, financial condition and results of operations or business prospects.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve a number of risks and uncertainties. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "intends," "plans," "should," "seeks," "pro forma," "anticipates," "estimates," "continues," or other variations thereof (including their use in the negative), or by discussions of strategies, plans or intentions. Such statements include but are not limited to statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. A number of factors could cause results to differ materially from those anticipated by such forward-looking statements, including those discussed under "Risk Factors" and "Business."

     In addition, such forward-looking statements are necessarily dependent upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in such forward-looking statements are reasonable, we cannot guarantee that our plans, intentions or expectations will be achieved. The information contained in this prospectus, including the section discussing risk factors, identifies important factors that could cause such differences.

     The cautionary statements made in this prospectus are intended to be applicable to all related forward-looking statements wherever they appear in this prospectus. We assume no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

                                  THE COMPANY

     NeoTherapeutics was incorporated in Colorado in December 1987. On August 7, 1996, we changed our name from Americus Funding Corporation to NeoTherapeutics, Inc. In June 1997, the stockholders approved the reincorporation of NeoTherapeutics, Inc. as a Delaware corporation. A wholly-owned subsidiary, Advanced ImmunoTherapeutics, Inc. ("AIT"), was incorporated as a California corporation in June 1987. In July 1989, in a transaction accounted for as a reverse acquisition, all of the shareholders of AIT exchanged all of their shares of AIT common stock for shares of NeoTherapeutics common stock, and AIT became a wholly-owned subsidiary of NeoTherapeutics. In April 1997, we established NeoTherapeutics GmbH ("NEOT GmbH"), a wholly-owned subsidiary in Switzerland, for the purpose of conducting future licensing and other related activities in the international market. Unless the context otherwise requires, all references to "NeoTherapeutics," "we," "our" or the "Company" refer to NeoTherapeutics, Inc., a Delaware corporation, AIT and NEOT GmbH as a consolidated entity.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 1,000,000 shares of common stock offered by us, based on the public offering price of $9.375 per share, are estimated to be approximately $7.6 million or $8.8 million if the underwriters' over-allotment option is exercised in full, after deducting underwriting discounts and commissions, the underwriters' non-accountable expense allowance, a finder's fee and other estimated expenses of the offering.

     The Company anticipates that the net proceeds of this offering will be used primarily for the following purposes, in approximately the following amounts:

- Efficacy clinical trials for Neotrofin(TM).............  $ 5.0 million
- Internal research and development......................    1.3 million
- General and administrative and other general corporate
  purposes...............................................    1.3 million
                                                           -------------
  Total..................................................  $ 7.6 million
                                                           =============

     The use of proceeds is subject to change based upon many factors. Those factors include competitive developments, our rate of progress in research and product development, patient recruitment, the timing of regulatory approvals and the availability of various methods of financing, our ability to establish and maintain strategic alliances and licensing arrangements, competing technological and marketing developments, and the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights. We reserve the right, at the discretion of our Board of Directors, to reallocate our use of the proceeds of this offering in response to these and other factors. Pending the use of the net proceeds of the offering, we intend to invest in investment-grade, interest-bearing marketable securities.

                          MARKET PRICE OF COMMON STOCK

     Our common stock is listed on the Nasdaq National Market under the symbol "NEOT." The following table sets forth for the periods indicated the range of high and low closing sale prices of our common stock.

                                                              HIGH     LOW
                                                              ----     ---
YEAR ENDED DECEMBER 31, 1997
     First Quarter Ended March 31, 1997.....................  $ 6 3/4  $ 3 7/8
     Second Quarter Ended June 30, 1997.....................   16 3/8    4 7/8
     Third Quarter Ended September 30, 1997.................   15 7/8   11 1/2
     Fourth Quarter Ended December 31, 1997.................   14 1/2    7

YEAR ENDED DECEMBER 31, 1998
     First Quarter Ended March 31, 1998.....................   10 1/2    8 1/8
     Second Quarter Ended June 30, 1998.....................   21        6 7/8
     Third Quarter Ended September 30, 1998.................   14 1/2    5 5/8
     Fourth Quarter Ended December 31, 1998.................   14 1/4    4 11/16

YEAR ENDED DECEMBER 31, 1999
     First Quarter Ended March 31, 1999.....................   13 3/4    7 3/8
     Second Quarter Ended June 30, 1999.....................   14        8 1/4
     Third Quarter (through July 26, 1999)..................   15 3/4   10

     On July 26, 1999, the closing sale price of our common stock as reported by the Nasdaq National Market was $10.00 per share. As of June 1, 1999, there were 280 holders of record of our common stock and we estimate that there were approximately 4,000 total holders of our common stock, including those holding their shares in street name.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We currently anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends in the foreseeable future. Moreover, we may not pay any dividends on our common stock unless all accrued dividends on our Series A preferred stock have been paid.

                                    DILUTION

     The pro forma net tangible book value of our common stock at March 31, 1999, was approximately $7,589,000, or $1.08 per share, after giving effect to the issuance of 400,000 shares of our common stock, and warrants to purchase 80,000 shares of common stock at an exercise price of $15 per share, for aggregate consideration of $4.0 million, less expenses, in a private offering to accredited investors on May 11, 1999. "Pro forma net tangible book value" per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, and assumes that all outstanding shares of Series A preferred stock were converted into common stock at a conversion price of $11.00 per share. Without taking into account any other changes in pro forma net tangible book value after March 31, 1999, other than to give effect to our sale of the 1,000,000 shares offered hereby at the public offering price of $9.375 per share and after deduction of estimated offering expenses, our pro forma net tangible book value at March 31, 1999 would have been approximately $15,227,000, or $1.89 per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $0.81 per share of common stock to existing stockholders and an immediate dilution of $7.49 per share to new investors, as illustrated by the following table:

Public offering price per share.............................           $9.38
  Pro forma net tangible book value per share before this
     offering...............................................  $1.08
  Increase per share attributable to new investors..........   0.81
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................            1.89
                                                                       -----
Dilution per share to new investors.........................           $7.49
                                                                       =====

     The foregoing calculations assume no exercise of outstanding options or warrants. At June 1, 1999, 3,248,459 shares of common stock were subject to outstanding warrants at a weighted average exercise price of $11.36 per share and 1,110,973 shares of common stock were subject to outstanding options at a weighted average exercise price of $5.84 per share. The foregoing calculations also do not include warrants to purchase 209,000 shares of common stock at an exercise price of $11.40 per share which are issuable upon exercise of certain warrants outstanding as of June 1, 1999. To the extent outstanding options and warrants are exercised, or the Series A preferred stock is converted into common stock at a conversion price of less than $11.00 per share, there will be further dilution to new investors. See "Management -- Stock Option Plans," "Certain Relationships and Related Transactions," "Description of Capital Stock" and Notes 9 and 13 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 1999, and as adjusted to give effect to (a) the sale of 1,000,000 shares of common stock we are offering hereby at the public offering price of $9.375 per share and the application of the net proceeds after deducting the underwriting discounts and commissions, the underwriters' non-accountable expense allowance and other estimated offering expenses payable by NeoTherapeutics, and (b) the sale of 400,000 shares of our common stock, and warrants to purchase 80,000 shares of common stock at an exercise price of $15 per share, in a private offering to accredited investors on May 11, 1999, and the application of the net proceeds therefrom. This table should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus.

                                                              MARCH 31, 1999
                                                          -----------------------
                                                           ACTUAL     AS ADJUSTED
                                                          --------    -----------
                                                              (IN THOUSANDS)
Long-Term Debt, including current portion and note
  payable to related party..............................  $  2,019     $  2,019
                                                          --------     --------
Stockholders' Equity:
  Preferred Stock, $.001 par value, 5,000,000 shares
     authorized; issued and outstanding, 400 shares 5%
     Series A Preferred Stock with Conversion Features,
     liquidation preference $4.0 million................     3,289        3,289
  Common Stock, $.001 par value, 25,000,000 shares
     authorized; 6,256,673 shares issued and
     outstanding, actual, and 7,656,673 shares issued
     and outstanding, as adjusted(1)....................    29,037       40,655
  Unrealized gains on available-for-sale securities.....         5            5
  Accumulated deficit...................................   (28,722)     (28,722)
                                                          --------     --------
       Total stockholders' equity.......................     3,609       15,227
                                                          --------     --------
          Total capitalization..........................  $  5,628     $ 17,246
                                                          ========     ========

-------------------------
(1) Excludes: (a) 3,248,459 shares of common stock issuable upon exercise of warrants outstanding as of June 1, 1999; (b) 1,110,973 shares of common stock issuable upon exercise of stock options outstanding as of June 1, 1999; (c) 209,000 shares of common stock underlying warrants that are issuable upon exercise of certain warrants outstanding as of June 1, 1999; and (d) shares of common stock issuable upon conversion of outstanding shares of Series A preferred stock which have an aggregate stated value of $4.0 million as of June 1, 1999. See "Description of Capital
    Stock -- Preferred Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the selected consolidated balance sheet data as of December 31, 1997 and 1998 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1994 and 1995 and the selected consolidated balance sheet data as of December 31, 1994, 1995 and 1996 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 1998 and 1999, and for the period from June 15, 1987 (inception) through March 31, 1999, and the selected consolidated balance sheet data as of March 31, 1999 are unaudited. In the opinion of management, unaudited data includes all adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited financial statements. Historical results are not necessarily indicative of the results of operations for future periods and the results of interim periods are not necessarily indicative of the results for a full year. The following data is qualified in its entirety by and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus.

                                                                                                                    PERIOD
                                                                                                                     FROM
                                                                                                                   JUNE 15,
                                                                                                                     1987
                                                                                             THREE MONTHS         (INCEPTION)
                                          YEAR ENDED DECEMBER 31,                           ENDED MARCH 31,         THROUGH
                       --------------------------------------------------------------   -----------------------    MARCH 31,
                          1994         1995         1996         1997         1998         1998         1999         1999
                       ----------   ----------   ----------   ----------   ----------   ----------   ----------   -----------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED
  STATEMENT OF
  OPERATIONS DATA:
Revenues from
  grants.............  $      236   $      125   $       --   $       --   $       --   $       --   $       --    $    497
                       ----------   ----------   ----------   ----------   ----------   ----------   ----------    --------
Operating expenses:
  Research and
    development......         287          306          615        4,508        8,542        1,788        3,307      19,325
  General and
    administrative...         221          667          660        2,342        3,123          740        1,097       9,989
                       ----------   ----------   ----------   ----------   ----------   ----------   ----------    --------
Loss from
  operations.........        (272)        (848)      (1,275)      (6,850)     (11,665)      (2,528)      (4,404)    (28,817)
Other income
  (expense)..........         (40)         (47)         236          688           60           20          (15)        577
                       ----------   ----------   ----------   ----------   ----------   ----------   ----------    --------
Net loss.............  $     (312)  $     (895)  $   (1,039)  $   (6,162)  $  (11,605)  $   (2,508)  $   (4,419)   $(28,240)
                       ==========   ==========   ==========   ==========   ==========   ==========   ==========    ========
Basic and diluted
  loss per share.....  $    (0.13)  $    (0.36)  $    (0.32)  $    (1.14)  $    (2.07)  $    (0.46)  $    (0.71)
                       ==========   ==========   ==========   ==========   ==========   ==========   ==========
Number of shares used
  in computing loss
  per share..........   2,447,727    2,466,234    3,292,663    5,405,831    5,615,449    5,467,206    6,204,149
                       ==========   ==========   ==========   ==========   ==========   ==========   ==========

                                              AS OF DECEMBER 31,                  AS OF MARCH 31, 1999
                                ----------------------------------------------   -----------------------
                                 1994      1995      1996      1997      1998    ACTUAL   AS ADJUSTED(1)
                                -------   -------   -------   -------   ------   ------   --------------
                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash, cash equivalents and
  marketable securities.......  $     6   $     1   $17,444   $ 9,132   $2,867   $3,490      $15,108
Property and equipment, net...       10         9       133     3,475    3,252    3,340        3,340
Total assets..................       18        11    17,979    13,198    6,826    7,291       18,909
Total long-term debt..........      558       558        --       177    1,126      974          974
Stockholder's equity
  (deficit)...................   (1,021)   (1,253)   16,622    10,543    3,290    3,609       15,227

-------------------------
(1) Adjusted to give effect to the application of the net proceeds from our sale on May 11, 1999 of 400,000 shares of common stock, and warrants to purchase 80,000 shares of common stock at an exercise price of $15.00 per share, for aggregate consideration of $4.0 million, and the estimated net proceeds of this offering based upon the public offering price of $9.375 per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our Consolidated Financial Statements and Notes included elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in "Risk Factors" and "Business" as well as those discussed elsewhere herein. See "Forward-Looking Statements."

RESULTS OF OPERATIONS

OVERVIEW

     From our inception in June 1987 through March 31, 1999, we devoted our resources primarily to fund research and development, and incurred a cumulative net loss of approximately $28.2 million. During this period, we had only limited revenues from grants, and had no revenues from the sale of products or other sources. We expect our operating expenses to increase over the next several years as we expand our research and development and commercialization activities and operations. We expect to incur significant additional operating losses for at least the next several years unless such operating losses are offset, if at all, by licensing revenues under strategic alliances with larger pharmaceutical companies which we currently are seeking.

THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998

     There were no revenues during the three months ended March 31, 1999 or the three months ended March 31, 1998.

     Research and development expenses for the three months ended March 31, 1999 increased approximately $1,519,000 or 85% over the same period in 1998. Current period increases were due primarily to costs and expenses associated with the conduct of clinical and preclinical trials as we continued the acceleration of our program to commercialize our lead compound, Neotrofin(TM) (AIT-082, leteprinim potassium). These costs and expenses were attributable primarily to increases in the number and duration of outside clinical and preclinical trials, as well as the costs of manufacturing and formulation by our contract manufacturer of Neotrofin(TM) and other compounds used in our research and testing programs. In the same period in 1998, we had not yet commenced our Phase 2 clinical trials or any of our major long-term preclinical trials. We expect our research and development expenses to continue to increase as we expand our laboratories and increase our internal product development and external preclinical and clinical trial activities.

     General and administrative expenses increased approximately $356,000 or 48% from the same period in 1998 due primarily to a non-cash compensation charge of approximately $204,000 attributed to the waiver of certain rights of first refusal in connection with the raising of equity capital, professional fees and investor and public relations fees. We expect general and administrative expenses to increase in future periods in support of the expected increases in research and development activities as well as sales and marketing activities should we successfully bring one or more of our products to market. Net interest expense increased by approximately $44,000 due to the use of invested funds in operations and increased interest expense on borrowings. We expect our net interest expense to continue to increase due to the use of our funds in current operations and borrowings.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     We had no revenues for the twelve month periods ended December 31, 1998 or 1997.

     Research and development expenses for the twelve months ended December 31, 1998 increased by approximately $4.0 million, or 90% over the previous year. This increase was due primarily to the costs and expenses associated with the conduct of clinical and preclinical trials as we accelerated our program to develop Neotrofin(TM). These costs and expenses were attributable primarily to the increased number and length of clinical trials, contract manufacturing and formulation of drug compounds, outside preclinical testing, rent and salaries due to additional personnel.

     General and administrative expenses increased approximately $0.8 million, or 33%, for the year ended December 31, 1998 over the year ended December 31, 1997. General and administrative expenses for 1998 reflect increased expenses related to additional personnel, insurance, professional and consulting fees, commissions, facilities rent and travel. We expect general and administrative expenses to continue to increase in future periods due to expected increases in both research and development and sales and marketing activities associated with our attempts to bring one or more of our potential products to market.

     Interest income decreased by approximately $0.5 million, or 68%, in 1998 over 1997 due to increased use of cash to fund current operations.

YEAR ENDED DECEMBER 31, 1997, COMPARED TO YEAR ENDED DECEMBER 31, 1996

     We had no revenues for the twelve month periods ended December 31, 1997 or 1996.

     Research and development expenses for the twelve months ended December 31, 1997 increased by approximately $3.9 million, or 632%, over 1996. This increase was due primarily to the costs and expenses associated with the commencement of clinical trials as well as personnel additions, salary increases, facilities rent, consulting fees, license fees and insurance costs as we expanded our operations and used the proceeds from the September 1996 initial public offering of common stock.

     General and administrative expenses increased approximately $1.7 million, or 255%, for the year ended December 31, 1997 over the year ended December 31, 1996. General and administrative expenses for 1997 reflect increased expenses related to additional personnel, salary increases, insurance, professional and consulting fees, commissions, facilities rent, travel, regulatory agency and other fees associated with being a public company which were all either significantly higher in 1997 than in 1996 or were initially incurred in 1997. In 1996, we operated for a portion of the year on a rent-free basis from the Chief Executive Officer's residence with very limited administrative and technical staff.

     Interest income increased by approximately $0.5 million, or 178%, in 1997 over 1996 as a result of the full year's investment of proceeds from the September 1996 initial public offering.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through March 31, 1999, we financed our operations primarily through government grants, sales of securities, borrowings and deferred payment of salaries and other expenses due to related parties. During September and October 1996, we sold a total of 2,700,000 units of our common stock and attached warrants in our initial public offering. Each unit consisted of one share of common stock and one five-year warrant to purchase one share of common stock at an exercise price of $11.40 per share. We realized net cash proceeds of approximately $18.2 million from the sale.

     On March 27, 1998, we entered into an agreement with a private investor (the "Equity Line Agreement") which allows us, at our sole discretion and subject to certain restrictions, to sell ("put") to the investor up to $15.0 million of our common stock. The Equity Line Agreement expires in February 2001 and, among other things, provides for minimum and maximum puts ranging from $250,000 to $2.0 million, depending on our stock price and trading volume. Puts cannot occur more frequently than every 15 days, and are subject to a discount of 12% from the then current average market price of our common stock, as determined under the Equity Line Agreement. In addition, we issued to the investor five-year warrants to purchase 25,000 shares of common stock at $11.62 per share. Through March 31, 1999, we had received gross proceeds of $4.5 million from sales of a total of 615,868 shares of common stock under the Equity Line Agreement. As of March 31, 1999, an additional $10.5 million remains available under the Equity Line Agreement.

     On January 29, 1999, we entered into a financing transaction to sell to two private investors up to $6.0 million of preferred stock in two tranches. The first tranche of $4.0 million was sold on January 29, 1999, and for an initial period of 120 days is convertible into common stock at a fixed price of $13.06 per share. Thereafter, the preferred stock is convertible at the lesser of the fixed price or at a variable rate of 101% of the average market price for the 10 lowest of the 30 trading days immediately preceding the conversion date. In no event can the first tranche be converted into more than 1,450,000 shares. The second tranche of $2.0 million, which is at our option, can be sold during the period of July 28, 1999 through September 16, 1999, subject to our satisfying certain conditions. The preferred stock in the second tranche will contain terms and conditions for conversion similar to the first tranche, except that the fixed conversion price will be set at 125% of the average market price of the common stock at the time of the second closing. Dividends on the preferred stock are payable in cash or in common stock, at our option, at the annual rate of 5%. Additional features of the preferred stock include, among other things, a redemption feature at our option if the common stock trades below a floor of $5.00 per share or above a ceiling of $20.00 per share. In connection with this financing, we issued to the investors five-year warrants to purchase a total of 75,000 shares of common stock at $12.98 per share.

     On May 11, 1999, we completed a private placement of a total of 400,000 shares of common stock, and five-year warrants to purchase 80,000 shares of common stock at an exercise price of $15.00 per share, for total cash consideration of $4.0 million.

     At March 31, 1999, our current assets exceeded our current liabilities by approximately $1.2 million, which included cash and cash equivalents of approximately $0.4 million and marketable securities and short-term investments of approximately $3.1 million.

     Through March 31, 1999, we spent (principally in 1997) approximately $4.3 million for capital equipment and leasehold improvements, of which $1.5 million was borrowed from a finance company pursuant to a $2.0 million equipment line of credit agreement. Over the next 12 months, we intend to spend approximately $1.0 million for additional equipment as we expand our research and development laboratories. These additional capital equipment acquisitions will be financed partially by utilizing the $0.5 million remaining under our existing equipment line of credit agreement. We have pledged substantially all of our tangible assets as collateral for this borrowing. We also have granted to the finance company a warrant to purchase up to 13,459 shares of common stock at $7.43 per share.

     Effective June 1997, we entered into a non-cancelable long-term operating lease with a major real-estate developer. The initial lease term is seven years with two renewal options for five years each at the then fair market value rate. Minimum rental commitments under this lease for the five and one-half year period from January 1999 through June 2004 are approximately $483,100 (1999), $500,500 (2000 and 2001), $538,100 (2002), $554,200 (2003) and $285,400 (2004).
In addition to minimum rents, we are obligated under the lease to pay real property taxes, insurance and maintenance.

     We currently are funding a major clinical trial involving approximately 400 patients which is being conducted by an independent contract research organization in three foreign countries. The agreement with the contract research organization, which is cancelable by either party on 30 days notice, is expected to be completed by December 1999. We will spend between $4.0 and $5.0 million on this clinical trial, of which approximately $1.3 million has been expended through March 31, 1999.

     As of March 31, 1999, we have committed, on a non-binding basis, to provide a total of approximately $650,000 through the year 2000 for scientific research grants and fellowships to a number of universities and not-for-profit research organizations.

     Since our inception, we have been in the development stage and therefore devote substantially all of our efforts to research and development. We have incurred cumulative losses of approximately $28.2 million through March 31, 1999, and expect to incur substantial losses over the next several years. Our future capital requirements and availability of capital will depend upon many factors, including continued scientific progress in research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the cost involved in filing, prosecuting and enforcing patent claims, competing technological developments, the cost of manufacturing scale-up, the cost of commercialization activities and other factors which may not be within our control. While we believe that the proceeds from this offering, together with our existing capital resources, will be adequate to fund our capital needs for at least 12 months of operations, we also believe that ultimately we will require substantial additional funds in order to complete the research and development activities currently contemplated and to commercialize our proposed products. If we are successful in obtaining additional funding, our existing stockholders could experience substantial dilution to their shares of stock.

     Without additional funding, we may be required to delay, reduce the scope of or eliminate one or more of our research and development projects, or obtain funds through arrangements with collaborative partners or others which may require us to relinquish rights to certain technologies, product candidates or products that we would otherwise seek to develop or commercialize on our own, and which could be on terms unfavorable to us.

YEAR 2000 READINESS DISCLOSURE

     All statements contained in the following section are "Year 2000 Readiness Disclosures" within the meaning of the Year 2000 Information and Disclosure Act.

     The Year 2000 issue in computers arises from the common industry practice of using two digits to represent a date in computer software code and databases to enhance processing time and to save storage space. Therefore, when dates in the year 2000 and beyond are indicated and computer programs read the date "00," the computer may default to the year "1900" rather than the correct "2000." This could result in incorrect calculations, faulty data and computer shutdowns, which would cause disruptions of operations. In addition, the year 2000 is a leap year and systems need to recognize it as such.

     We have developed a multi-phase program for Year 2000 issues that consists of the following: (i) assessment of our corporate systems and operations that could be affected by the Year 2000 issue, (ii) remediation of non-compliant systems and components, if any, and (iii) testing of systems and components following remediation. We have focused our Year 2000 compliance assessment program on four principal areas: (a) our internal information technology system applications, including voice and data systems ("IT Systems"), (b) our internal non-IT facilities systems, including embedded software in environmental controls, security systems, fire protection systems, elevators and public utility connections for gas, electric and telephone systems ("Facilities Systems"), (c) embedded and external software contained in laboratory and other equipment ("Equipment"), and (d) Year 2000 compliance by third parties with which we have a material relationship, such as significant vendors, financial institutions and insurers.

     We have completed an inventory and risk assessment of our internal IT Systems, Facilities Systems, and Equipment that we believe could be adversely affected by the Year 2000 issue, and believe that our own internal systems are, at the present time, substantially compliant based upon internal systems tests, currently available information and reasonable assurance by our equipment and software vendors. The cost to remediate the Year 2000 issues with regard to our IT and Facility Systems and Equipment is not material.

     In June of 1998, we began sending questionnaires to and/or contacting our outside vendors regarding their state of readiness with respect to identifying and remediating their Year 2000 issues. We have completed the risk assessment of our outside vendors and are currently reviewing their compliance. We cannot determine or be assured that such vendors will achieve adequate remediation of the Year 2000 issue. Furthermore, we cannot determine or be assured that third parties upon which our vendors are dependent, will accomplish adequate remediation of their Year 2000 issues. Except for our public utility service vendors, who have indicated that they expect to be in compliance by mid-1999, we believe that, with respect to the computer systems of our major outside vendors, should a Year 2000 issue exist whereby a vendor was unable to address our needs, alternative vendors have been identified and are readily available that could furnish us with the same or similar supplies or services that we presently receive from these vendors without undue cost or expense.

     Based on currently available information, we believe that the impact of the Year 2000 issue, as it relates to our IT Systems, Facilities Systems, Equipment and third parties, will not be material. In the event we fail to implement successfully our solutions to the Year 2000 issues with respect to our internal systems in a timely manner, we believe that while such events would be disruptive to our operations in the short term, such circumstances would not have a material adverse effect on our business, financial condition and results of operations over the long term. However, failure of the major third parties, in particular the financial institutions with which we have significant banking and investment management relationships and our third party manufacturers, to be Year 2000 compliant could have a material adverse effect on our business, financial condition and results of operations or business prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUANTITATIVE DISCLOSURES

     We are exposed to certain market risks associated with interest rate fluctuations on our marketable securities and borrowing arrangements. All investments in marketable securities and borrowing arrangements are entered into for purposes other than trading. We are not subject to risks from currency rate fluctuations. In addition, we do not utilize hedging contracts or similar instruments.

     Our exposure to interest rate risk arises from financial instruments entered into in the normal course of business. Certain of our financial instruments are fixed rate, short-term investments in government and corporate notes and bonds, which are available for sale (and have been marked to market in the accompanying financial statements). Changes in interest rates generally affect the fair value of these investments, however, because these financial instruments are considered "available for sale," all such changes are reflected in the financial statements in the period affected.

     Our borrowings bear interest at fixed annual rates. Changes in interest rates generally affect the fair value of such debt, but do not have an impact on earnings or cash flows. Because of the relatively short-term nature of our borrowings, fluctuations in fair value are not deemed to be material.

QUALITATIVE DISCLOSURES

     Our primary exposures relate to (1) interest rate risk on our borrowings,
(2) our ability to pay or refinance our borrowings at maturity at market rates,
(3) interest rate risk on the value of our investment portfolio and rate of return, (4) the impact of interest rate movements on our ability to obtain adequate financing to fund future cash requirements. We manage interest rate risk on our investment portfolio by matching scheduled investment maturities with our cash requirements. We manage interest rate risk on our outstanding borrowings by using fixed rate debt. While we cannot predict or manage our ability to refinance existing borrowings and investment portfolio, management evaluates our financial position on an ongoing basis.

                                    BUSINESS

GENERAL

     NeoTherapeutics, Inc. is a development-stage biopharmaceutical company engaged in the discovery and development of novel therapeutic drugs intended to treat neurological diseases and conditions, such as memory deficits associated with Alzheimer's disease and dementia, spinal cord injury, stroke, Parkinson's disease, migraine, depression and obesity. Our lead product candidate, Neotrofin(TM) (AIT-082, leteprinim potassium), and other compounds under development, are based on our patented technology. This technology uses small synthetic molecules to create non-toxic compounds, intended to be administered orally or by injection, that are capable of passing through the blood-brain barrier to rapidly act upon specific target cells in specific locations in the central nervous system, including the brain. Animal and laboratory tests have shown that our Neotrofin(TM) compound appears to selectively increase the production in animals of certain neurotrophic factors, a type of large protein, in selected areas of the brain and in the spinal cord. These neurotrophic factors regulate nerve cell growth and function. Our technology has been developed to capitalize on the beneficial effects of these proteins, which have been widely acknowledged to be closely involved in the early formation and maturation of the central nervous system. We believe that Neotrofin(TM) could have therapeutic and regenerative effects.

     Our developmental activities to date have benefited from a close association with the National Institutes of Health ("NIH"). The NIH's National Institute on Aging ("NIA") has contracted for and funded a portion of the preclinical studies on our Neotrofin(TM) compound, including toxicity studies. The NIA has committed to fund and conduct two Phase 1 clinical trials under the auspices of its Alzheimer's Disease Cooperative Study ("ADCS"), a consortium of approximately 35 highly regarded clinical centers throughout the United States. One Phase 1 clinical trial has been completed and the second trial is in progress. The NIH's National Institute for Mental Health ("NIMH") also supported our development efforts by contracting for and providing funds, along with the NIA, for the production of sufficient quantities of the Neotrofin(TM) compound to conduct some preclinical toxicity testing and the two Phase 1 human clinical trials conducted by the ADCS.

     In June 1997, an Investigational New Drug Application ("IND") for Neotrofin(TM) was approved by the U.S. Food and Drug Administration ("FDA") and Phase I human clinical testing in the United States for the treatment of Alzheimer's disease began. In addition, Neotrofin(TM) received a physician's IND in Canada in March 1997, where a Phase 1 clinical trial for the treatment of Alzheimer's disease was completed. We believe that Neotrofin(TM) is the first orally active drug to enter human clinical trials that is specifically designed to address the issue of nerve regeneration. In preclinical studies with animals, Neotrofin(TM) has been shown to induce the production of multiple neurotrophic factors in the brain. These factors have been reported to induce the multiplication and functional maturation, in the brain, of cholinergic neurons, those neurons known to die in patients with Alzheimer's disease. The Company believes that Neotrofin(TM) is the only compound in human clinical trials that has activated, in animals, multiple genes to produce multiple neurotrophic factors in specific areas of the brain and spinal cord.

     Including the clinical trials described above, a total of four Phase 1 clinical trials on Neotrofin(TM) for the treatment of Alzheimer's disease have been completed, and a fifth

Phase 1 clinical trial is in progress. In addition, we have completed one Phase 2 clinical trial and two additional Phase 2 clinical trials are in progress.

INTRODUCTION TO THE CENTRAL NERVOUS SYSTEM

     The human brain contains some 10 billion nerve cells, or neurons, each of which has connections with many other neurons. Sensory, motor and cognitive activities are all governed by this complex network of neurons, each member of which communicates with other neurons across junctions known as "synapses." Communication between neurons involves chemical "messengers" known as neurotransmitters, which are chemicals released by the sending neuron, diffuse across a small gap, and bind to corresponding receptors on the receiving neuron. Abnormal neuronal communication has been implicated in a range of psychiatric and neurological disorders, including memory deficits, schizophrenia, depression, anxiety, Parkinson's disease and eating disorders.

     The treatment of most diseases is facilitated by cell regeneration, a natural component of human healing. However, in the highly complex realm of neurological diseases, treatment is more difficult because neurons do not naturally regenerate efficiently after the body reaches maturity. Currently available drugs for the treatment of such significant neurological disorders as Alzheimer's and Parkinson's diseases act by increasing or replacing supplies of critical neurotransmitters, but provide time-limited benefits at best. These benefits are limited because the eventual loss of neuronal cells without regeneration means there are eventually few nerve cells for those neurotransmitters to activate.

     Much of neuroscience-oriented biotechnology research has focused on the investigation of certain proteins, known as neurotrophic factors, which are necessary for the early development of neurons as well as their long-term maintenance and survival. These substances are involved in the fundamental formation and shaping of the nervous system. Given their role in the early neuron development and maintenance, it has been hypothesized that these neurotrophic factors could be used in the treatment of neurodegenerative diseases.

     Since neurons do not naturally regenerate completely following damage or disease, substantial research has been conducted by academic researchers and by the pharmaceutical industry in developing these factors as possible treatments for a variety of neurological disorders. To date, the usefulness of these factors has been limited by their inability to be orally absorbed or pass the blood-brain barrier, which serves as a "filter" to keep molecules larger than a certain size from leaving the bloodstream and entering the brain and spinal cord. Therefore, neurotrophic factors, which are large protein molecules, cannot be administered orally or through injection into the bloodstream.

     There are currently three alternative approaches to achieving blood-brain barrier access for large protein molecules. One approach is to introduce the protein molecules by direct injection into the brain through a catheter inserted into a hole drilled into the skull. While this method, utilizing nerve growth factor, has achieved some success in alleviating some of the symptoms of Alzheimer's disease, the prospect for infection and the inconvenience and expense of the procedure have limited its practical usefulness to date. The second approach is to temporarily break down the blood-brain barrier, which would allow molecules of all sizes (including therapeutic as well as toxic or infectious agents) to enter into the central nervous system. This approach is in the early stage of development, and its utility has not been established.

     The third approach, the one we have taken, is to find small molecules which can pass through the blood-brain barrier and which can be administered orally or through injection into the bloodstream. Our small-molecule approach, if successful, could lead to the development of compounds which can mimic the actions of larger molecules within the brain and spinal cord, after administration either orally or through injection. We believe that such a development could represent a major advance in the treatment of neurological disorders.

NEOTHERAPEUTICS' DRUG DEVELOPMENT STRATEGY

     We are engaged in research that has primarily focused on the development of new drugs that act on the nervous system to treat neurological diseases and conditions, such as memory deficits associated with Alzheimer's disease and dementia, spinal cord injury, stroke, Parkinson's disease, migraine, depression and obesity.

     Our technical strategy is to synthesize proprietary chemical molecules that modify specific biological processes in the body. The methods by which the molecules are synthesized are proprietary and we have patented specific molecules and their methods of use. Our drug design methods are based upon the use of hypoxanthine, a natural non-toxic purine compound which is contained in the genetic material of all living matter. Hypoxanthine is chemically linked to a variety of other molecules in order to produce our proprietary series of compounds. The various molecules that are linked to hypoxanthine are selected from known drugs that have established therapeutic activity, producing potentially bi-functional compounds. These compounds exhibit certain functional features of both hypoxanthine (including its ability to possibly facilitate passage through the blood-brain barrier) and the linked therapeutic drugs. Chemical and behavioral studies have given us reason to believe that this compound synthesis and selection process increases the probability that our new compounds will retain the actions exhibited by their "parent" drugs.

     We synthesize and conduct early testing to establish the therapeutic potential necessary to obtain patents on new compounds. We have conducted preclinical testing of the safety and efficacy of certain of our compounds and intend to file an IND for each such compound which shows therapeutic potential. With respect to our Neotrofin(TM) compound, some clinical trials have been completed, others are in progress, and we intend to conduct additional clinical trials. We intend to seek out large pharmaceutical companies as partners for the development, manufacture and marketing of certain of our other compounds.

PRODUCTS IN DEVELOPMENT

     The table below summarizes the primary or possible indications and development status for some of our current research and development programs.

--------------------------------------------------------------------------------
  PRODUCT    POSSIBLE INDICATIONS    DEVELOPMENT STATUS
--------------------------------------------------------------------------------
             Alzheimer's Disease     Phase 1: Four clinical trials completed,
  Neotrofin(TM)                      one in progress and additional studies to
  (AIT-082)                                   be conducted in 1999
                                     Phase 2: One clinical trial completed, two
                                     in progress and an additional study to be
                                              initiated in 1999
             Spinal Cord Injury      Clinical trial planned for late 1999
             Stroke                  Preclinical
--------------------------------------------------------------------------------
  AIT-034    Severe Dementia         Investigational New Drug Application by
                                     early 2000
--------------------------------------------------------------------------------
  AIT-202    Depression; Obesity     Preclinical
--------------------------------------------------------------------------------
  AIT-203    Parkinson's Disease     Preclinical
--------------------------------------------------------------------------------
  AIT-297    Migraine                Preclinical
--------------------------------------------------------------------------------

     We cannot guarantee that any of our compounds will effectively treat the indicated diseases or conditions or any other diseases or conditions, or that any such compounds will receive FDA approval.

NEOTROFIN(TM)

     Our Neotrofin(TM) compound is the most extensively studied compound in the AIT series and has been the primary focus of our research efforts. Neotrofin(TM) has been shown in animal studies to enhance working (or recent) memory, the type of memory which is deficient in patients suffering from Alzheimer's disease. In addition, we believe that Neotrofin(TM) may help treat memory impairments in the aged and stroke patients. Neotrofin(TM) may also help treat patients with nerve damage such as stroke and spinal cord injury.

     Preclinical testing involving laboratory animals has indicated that Neotrofin(TM) exhibits the following properties and/or effects:

     - Shown to reduce, delay and prevent memory deficits in aged animals; shown to enhance memory function in young and aged animals.

     - Shown to protect brain cells against neurotoxic injury.

     - Shown to be non-toxic at the highest testable oral dosage in dogs (1,000 mg/kg) and rats (3,000 mg/kg) after up to 90 days of administration.

     - Effective over a wide range of doses in animals, with effectiveness observed at doses as low as 0.5 mg/kg and up to 60 mg/kg; a single dose has been observed to have measurable effects for seven days in mice.

     - Active both orally and through injection.

     Until completion of the entire human clinical trial process, there can be no assurance that these properties and/or effects can be replicated in humans.

     We have shown that when administered to neurons in tissue culture, Neotrofin(TM) can induce the same neurite outgrowth effects as NGF (nerve growth factor). We have also shown that Neotrofin(TM) causes the production of mRNA (messenger ribonucleic acid) for multiple neurotrophic factors in tissue culture. In addition, we have demonstrated that oral administration of Neotrofin(TM) increases the levels of mRNA for multiple neurotrophic factors and proteins in the central nervous systems of rats and mice. Other researchers have shown, in animals, that administration of multiple neurotrophic factors may be more effective as a treatment method for neurodegenerative conditions than the administration of a single factor. We believe that Neotrofin(TM)'s mechanism of action involves activating the genes that lead to the production of a number of different neurotrophic factors. Neurotrophic factors themselves are not orally active and do not pass the blood-brain barrier. Therefore, should oral Neotrofin(TM) prove to be an effective treatment for neurological disorders, it could have two distinct practical advantages over neurotrophic factors administered alone directly into the brain as a treatment for such disorders:
(i) it can be administered orally; and (ii) it induces the production of multiple neurotrophic factors in those areas of the brain associated with memory.

     The NIA and the NIMH have contracted for and completed production of sufficient quantities of Neotrofin(TM) to conduct subchronic animal toxicity studies and early human clinical trials and have provided the funding for these contracts. An IND was approved for Neotrofin(TM) by the FDA in June 1997.

     The ADCS has committed to conduct two single-dose Phase 1 clinical trials of Neotrofin(TM). The first trial began in July 1997 and was completed in 1998. The second trial commenced in October 1998 and is expected to be completed in 1999.

     In addition, the Geriatric Research Group and Memory Clinic, McMaster University, Hamilton, Ontario, Canada, completed a two-part single-dose Phase 1 clinical trial of Neotrofin(TM) in September 1997. In 1998, we completed a multiple-dose Phase 1 trial (7 days of dosing).

     The results from the limited number of patients in the four Phase 1 clinical trials which have been completed indicate that Neotrofin(TM) is absorbed rapidly after oral administration and produces no serious side effects at high doses.

     The first Phase 2 trial of Neotrofin(TM) (28 days of dosing) was initiated in July 1998 and completed in the first quarter of 1999. The results from this study confirmed the observations seen in the Phase 1 trials, and also indicated improved memory performance. In the first quarter of 1999, we initiated a larger Phase 2 clinical trial (90 days of dosing) in Canada, Australia and the Republic of South Africa. One additional Phase 2 clinical trial has been initiated in the United States to study the effects of Neotrofin(TM) in the brain using PET scan technology (Positron Emission Tomography). We expect that we will have to fund additional animal and human studies that may include an additional Phase 2 trial and possibly two Phase 3 human clinical trials prior to submitting Neotrofin(TM) to the FDA for marketing approval. We cannot guarantee, however, that ongoing or future clinical trials of Neotrofin(TM) will be successful, that the marketing of Neotrofin(TM) will be approved by the FDA, or that Neotrofin(TM) can be marketed successfully to its targeted population. See "Drug Approval Process and Government Regulation."

OTHER COMPOUNDS IN DEVELOPMENT

     Due to the historically limited resources available to us and our decision to focus those resources on the development of Neotrofin(TM), our other compounds are in earlier stages of development. These compounds include:

     AIT-034: AIT-034 is a distinct chemical analog of hypoxanthine and pyrollidone that has been demonstrated in animal studies to enhance memory and to reverse memory deficits in severely impaired animals that do not respond to Neotrofin(TM). AIT-034 does not induce the production of NGF, and its mechanism of action is therefore believed to be different than Neotrofin(TM). We believe that AIT-034 could complement Neotrofin(TM) as a treatment for Alzheimer's disease or dementia. We expect initial toxicity studies on AIT-034 to commence in 1999 and to file an IND by early 2000.

     AIT-202: AIT-202 is a derivative of hypoxanthine and serotonin and has the potential for use in treatment of depression and obesity. We anticipate expanding preclinical testing of AIT-202 in 1999.

     AIT-203: AIT-203 is a derivative of hypoxanthine and dopamine. With further development, AIT-203 might be used to treat Parkinson's disease. We plan to expand preclinical testing on AIT-203 in 1999.

     AIT-297: AIT-297 is a derivative of hypoxanthine and epinephrine which has shown, in preliminary studies, potential to treat migraine and hypertension. We anticipate expanding preclinical testing on AIT-297 in 1999.

     Until extensive further development and testing is completed, the therapeutic and other effects of these compounds cannot be established.

PRIMARY THERAPEUTIC TARGETS

     Alzheimer's Disease. Alzheimer's disease is a neurodegenerative brain disorder that leads to progressive memory loss and dementia. Alzheimer's disease generally follows a course of deterioration over eight years or more, with the earliest symptom being impairment of short-term memory. Alzheimer's disease is now recognized as the most common cause of severe intellectual impairment in persons over the age of 65 in the United States, with approximately four million Americans diagnosed as suffering from Alzheimer's disease. The number of patients with Alzheimer's disease is expected to reach 14 million by 2050. Alzheimer's disease is the fourth leading cause of death in the United States with approximately 100,000 deaths per year. The Alzheimer's Association has estimated that the overall care costs required for the treatment and care of the estimated four million U.S. patients with Alzheimer's disease is $100 billion per year. The only drug presently marketed in the U.S. for the treatment of Alzheimer's disease is donepezil (Aricept(R), Pfizer, Inc.), which has market sales of approximately $500 million per year. We have two compounds in development, Neotrofin(TM) and AIT-034, which have shown potential to treat Alzheimer's disease.

     Dementia and Memory Impairment Associated with Aging. Because the populations of developed countries are aging, the costs and social burden of medical care and housing of aged persons suffering from mentally deteriorative diseases are increasing. The availability of a drug to reduce the memory impairments associated with aging would not only have a significant economic impact but would also greatly improve the quality of life for the elderly population. Both Neotrofin(TM) and AIT-034 have shown to be effective in ameliorating memory loss associated with aging in mice. Clinical trials indicate that Neotrofin(TM) also improves memory performance in patients with Alzheimer's disease.

     Spinal Cord Injury. There are an estimated 200,000 severely disabled survivors of spinal cord trauma in the United States with approximately 10,000 new injuries each year. The cost of care and services for these individuals is estimated to exceed $10 billion per year. Significant research efforts currently are being focused on the neurotrophic factors that can initiate and support new cell development, guide new or damaged nerves to appropriate targets and maintain neuronal function. Animal studies have shown that functional restorations are possible with appropriate neurotrophic factors. A major obstacle to the effective use of these neurotrophic factors is the delivery of the appropriate neurotrophic factors to the site of damage. Neotrofin(TM) has been shown in mice to cause the production of several neurotrophic factors in the spinal cord after oral administration, demonstrating that it can effectively penetrate the blood-brain barrier. We believe that Neotrofin(TM) potentially could be used to stimulate the regeneration of nerves damaged by spinal cord injury. We have paid $50,000 and have committed an additional $50,000 to establish a NeoTherapeutics Fellowship as part of the Reeve-Irvine Research Center for spinal cord injury at the University of California, Irvine.

     Stroke. Among older Americans, stroke ranks as the third leading cause of death. An estimated 500,000 people in the United States suffer strokes each year. The costs associated with the treatment and care of stroke patients are estimated to be approximately $25 billion per year. Most therapeutic approaches to treating stroke are directed towards correcting the circulatory deficit or to blocking the toxic effects of chemicals released in the brain at the time of the stroke. Since Neotrofin(TM) has the potential to be neuroprotective in addition to enhancing nerve regeneration, we believe that Neotrofin(TM) may prove useful in treating stroke.

BUSINESS STRATEGY

MARKETING AND SALES

     We do not currently sell any products and therefore have no marketing, sales, or distribution organization. We intend to complete a series of strategic alliances with multinational or large regional pharmaceutical companies having substantial financial capacity, marketing capability and clinical development expertise, who can assist us in the development, marketing and sale of Neotrofin(TM) and our other potential products. However, we will seek to retain rights to co-market the product in the United States.

     We believe the support of the National Institutes of Health's National Institute on Aging ("NIA") and the National Institutes of Health's National Institute for Mental Health, along with the Alzheimer's Disease Cooperative Study Consortium, the clinical arm of the NIA's research on Alzheimer's disease, could contribute significantly to the future marketing and educational efforts directed to physicians who treat Alzheimer's disease patients. We believe that this exposure to the leaders in the field of neurodegenerative diseases may reduce the time and marketing costs required to introduce our potential products if and when they are approved by the FDA.

STRATEGIC ALLIANCES

     We believe that our patented technology platform provides a major commercial opportunity for developing strategic alliances with larger pharmaceutical companies. We believe that any such alliance would enable us to focus on our inherent strength; namely, exploitation of the technology platform to develop additional novel therapies.

     The most common phase in which industry collaborations are completed is the discovery stage, since a license for early stage discoveries generally cost a large pharmaceutical company much less than licensing later stage products. We chose to postpone the structuring of a corporate-sponsored licensing agreement for Neotrofin(TM), in favor of an early stage, government-assisted development program. By completing strategic alliances later in the development cycle, we hope to increase value for our shareholders that may be reflected in the enhanced terms of any licensing agreement.

     From time to time, we engage in licensing discussions with one or more multinational or regional pharmaceutical companies. We anticipate that the terms of any strategic alliance agreement that we enter into for our lead compound, Neotrofin(TM), will include an up-front payment, milestone payments, royalties on product sales, and agreements requiring the licensee to purchase the drug compound from us. We cannot guarantee that any such discussions will result in a commercial transaction on acceptable terms.

RESEARCH COLLABORATIONS

     We currently have several proprietary compounds in various stages of preclinical development. From time to time, we evaluate these compounds for efficacy in specialized assays or test models. We locate expert academic researchers to perform the desired tests and provide them, through their respective academic institutions, with grants and/or contracts to perform the designated tests while we maintain proprietary rights to the compounds. These studies are performed to the highest research standards.

PRODUCTION

     We currently have our compounds manufactured in large scale by a third party vendor and have no current plans to establish our own manufacturing facilities. In connection with any licensing arrangements we may enter into, we intend to retain the rights to control the manufacturing and sale of our compounds to our licensees. Preliminary estimates indicate that Neotrofin(TM) can be manufactured cost effectively.

DRUG APPROVAL PROCESS AND OTHER GOVERNMENT REGULATION

     The production and marketing of our products and our research and development activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. The U.S. Federal Food, Drug and Cosmetics Act, as well as other federal and state statutes and regulations, govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our proposed products. Product development and approval within this regulatory framework can take a number of years and involve the expenditure of substantial resources. In addition to obtaining FDA approval for each product, each drug manufacturing establishment must be registered with the FDA and comply with FDA requirements. Domestic manufacturing establishments are subject to regular inspections by the FDA and must comply with Good Manufacturing Practices ("GMP"). To supply products for use in the United States, foreign manufacturers must also comply with GMP and pass periodic inspection by the FDA and by their countries' regulatory authorities.

     New Drug Development and Approval. The United States system of new drug approval is one of the most rigorous in the world. According to a February 1993 report by the Congressional Office of Technology Assessment, it costs an average of $359 million and takes an average of 15 years from discovery of a compound to bring a single new pharmaceutical product to market. Approximately one in 1,000 compounds that enter the preclinical testing stage eventually makes it to human testing and only one-fifth of those are ultimately approved for commercialization. In recent years, societal and governmental pressures have created the expectation that drug discovery and development costs can be reduced without sacrificing safety, efficacy and innovation. The need to significantly improve or provide alternative strategies for successful pharmaceutical discovery, research and development remains a major health care industry challenge.

     Drug Discovery. In the initial stages of drug discovery, before a compound reaches the laboratory, typically thousands of potential compounds are randomly screened for activity in an assay assumed to be predictive of a particular disease process. This drug discovery process can take many years. Once a "screening lead" or starting point for drug development is found, isolation and structural determination is initiated. Numerous chemical modifications are made to the screening lead in an attempt to maximize the potential therapeutic properties of the lead compound. After a compound emerges from the above process, it is subjected to additional studies on the mechanism of action, further in vitro screening against particular disease targets and finally, in vivo animal screening. If the compound passes these evaluation points, animal toxicology is performed to begin to analyze the potential toxic side effects of the compound, and if the results indicate acceptable toxicity findings, the compound emerges from the basic research mode and moves into the preclinical phase.

     Preclinical Testing. During the preclinical testing stage, researchers evaluate the compound for safety, and conduct laboratory and animal studies to show biological activity of the compound against the targeted disease. These tests can take up to three years or more to complete.

     Investigational New Drug Application (IND). After preclinical testing, an IND is submitted to the FDA for approval to begin human testing of the drug. The IND becomes effective if the FDA does not put a clinical hold on the proposed investigations within 30 days. The IND must indicate the results of previous experiments, how, where and by whom the new studies will be conducted, how the chemical compound is manufactured, the method by which it is believed to work in the body, and any toxic effects of the compound found in the animal studies. In addition, the IND clinical protocol must be reviewed and approved by an Institutional Review Board comprised of physicians and lay people at the hospital or clinic where the proposed human trials will be conducted. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA. In addition, IND safety reports of adverse experiences associated with use of the investigational drug must be submitted to the FDA as the IND sponsor receives the information.

     Phase 1 Clinical Trials. After an IND becomes effective, Phase 1 human clinical trials can begin. These trials, involving usually between 20 and 80 healthy volunteers, can take up to one year or more to complete. The trials determine a drug's safety profile, including the safe dosage range. The Phase 1 clinical trials also determine how a drug is absorbed, distributed, metabolized and excreted by the body, as well as the duration of its presence in the body.

     Phase 2 Clinical Trials. In Phase 2 clinical trials, controlled studies of approximately 100 to 300 volunteer patients with the targeted disease assess the drug's effectiveness. These trials are designed primarily to evaluate the effectiveness of the drug on the volunteer patients as well as to determine if there are any side effects in these patients. These studies can take up to two years or more.

     Phase 3 Clinical Trials. This phase can last up to three years or more and usually involves 1,000 to 3,000 patients with the targeted disease. During the Phase 3 clinical trials, physicians monitor and evaluate the patients to determine efficacy and to observe and report any adverse reactions that may result from longer term and more widespread use of the drug.

     New Drug Application (NDA). After completion of all three clinical trial phases, the data is analyzed and, if the applicant believes that the data indicates that the drug is safe and effective, an NDA is filed with the FDA. The NDA must contain all of the information on the drug that has been gathered to date, including data from the clinical trials. NDAs are often over 100,000 pages in length. After passage of the Prescription Drug User Fee Act, average review times for new medicine applications dropped from nearly 30 months in 1992 to less than 18 months in 1996. However, there is no guarantee that any specific NDA will be reviewed and approved within this time frame, if at all.

     Fast Track Review. In September 1998, the FDA clarified procedures for accelerating the approval of drugs to be marketed for serious diseases for which the manufacturer can demonstrate the potential to address unmet medical needs. We are unsure if Neotrofin(TM) will fulfill this requirement for the treatment of Alzheimer's disease because there are drugs currently approved and available for such treatment. However, Neotrofin(TM) might qualify for "fast track" classification in a different disease indication such as treatment of traumatic spinal cord injury. At this time, we have not requested fast track designation for Neotrofin(TM).

     The FDA also has made provisions for priority review of drugs. A drug will qualify for priority review if it provides a significant improvement compared to marketed products in the treatment, diagnosis or prevention of a disease regardless if the indication is serious or life-threatening. We believe that Neotrofin(TM) may qualify for priority review.

     Approval. If the FDA approves the NDA, the drug becomes available for physicians to prescribe. We must continue to submit periodic reports to the FDA, including descriptions of any adverse reactions reported. For certain drugs which are administered on a long-term basis, the FDA may request additional clinical studies (Phase 4) after the drug has begun to be marketed to evaluate side effects after long-term use. The marketing of a drug after FDA approval is subject to substantial continuing regulation by the FDA, including regulation of manufacturing practices and the advertising and promotion of the drug.

     In addition to regulations enforced by the FDA, we are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and future federal, state or local regulations. Our research and development activities involves the controlled use of hazardous materials, chemicals, viruses and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources.

     For marketing outside the United States, we or our prospective licensees are subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and devices in the respective countries. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country.

RESEARCH AND DEVELOPMENT

     Since our inception, we have devoted substantially all of our efforts to research and development. Research and development expenditures were $615,485 in 1996, $4,508,255 in 1997, $8,542,034 in 1998, and $3,307,432 for the three months ended March 31, 1999.

PATENTS AND PROPRIETARY RIGHTS

     Patents and other proprietary rights are vital to our business. Our policy is to seek patent protection for our proprietary compounds and technology, and we intend to protect our technology, inventions and improvements to inventions that are commercially important to the development of our business. We also intend to rely on trade secrets, know-how, continuing technology innovations and licensing arrangements to develop and maintain our competitive position. In addition, we have applied for registration of several trademarks, including the name of the Company, NeoTherapeutics(TM), and our potential products.

     On February 25, 1992, a United States patent (No. 5,091,432) was issued to Dr. Alvin Glasky. This patent establishes proprietary rights for a series of compounds whose chemistry is based upon the purine hypoxanthine, and for the use of these compounds in the treatment of neuroimmunologic disorders. This patent expires on February 25, 2009. These compounds are bi-functional drugs that combine the ability of hypoxanthine to be absorbed rapidly into the body with the pharmacological activity of a second molecular component. These second components were selected to provide a wide variety of potential therapeutic agents that act on the central nervous system to treat neurodegenerative diseases or conditions associated with Alzheimer's disease, impairment associated with aging, Parkinson's disease, stroke, spinal cord injuries, migraine and depression.

     On September 5, 1995, a second United States patent (No. 5,447,939) was issued to Dr. Glasky which covers the treatment of neurological and neurodegenerative diseases through modification of certain biochemical processes in cells. This patent expires on July 25, 2014. This second patent also incorporates certain technology developed under the auspices of, and belonging to, McMaster University in Ontario, Canada.

     On September 1, 1998, Dr. Glasky was issued a third United States patent (No. 5,801,184) which relates to the control of neural activity and the treatment of neurological disorders by controllably inducing the in vivo genetic expression of naturally occurring protein molecules including neurotrophic factors. This patent expires on September 1, 2015. This third patent incorporates certain technology developed under the auspices of, and belonging to, McMaster University in Ontario, Canada.

     All three patents have been assigned to NeoTherapeutics by Dr. Glasky. In connection with these assignments, Dr. Glasky has been granted a royalty of two percent of all revenues derived by the Company from use and sale of any products which are covered by any of the aforementioned patents or any subsequent derivative patents, in each case for the life of the patent. However, Dr. Glasky will not receive any royalties with respect to sales of products which utilize patent rights licensed to the Company by McMaster University. In the event we terminate Dr. Glasky's employment without cause, the royalty rate shall be increased to five percent, and in the event Dr. Glasky dies, his estate or family shall be entitled to continue to receive royalties at the rate of two percent.

     With respect to the second United States patent, we have entered into a license agreement whereby McMaster University has licensed to us all patent rights belonging to McMaster University contained in such patent. This agreement calls for minimum payments of $25,000 per year to McMaster University, with the first payment due in July of 1997, and for a royalty of five percent of the net sales of all products we sell which incorporate the patent rights licensed to us by McMaster University. The third U.S. patent is covered under this agreement.

     In addition to a number of foreign patents which have been granted corresponding to the first and third United States patents, we also currently have five additional United States patent applications and a number of corresponding foreign patent applications on file. There can be no assurance, however, that the scope of the coverage claimed in our patent applications will not be significantly reduced prior to a patent being issued.

     The patent positions of pharmaceutical and drug development companies are generally uncertain and involve complex legal and factual issues. There can be no assurance that third parties will not assert patent or other intellectual property infringement claims against us with respect to their products or technology or other matters. There may be third-party patents and other intellectual property relevant to our products and technology of which we are unaware.

     Patent litigation is becoming more common in the biopharmaceutical industry. Litigation may be necessary to defend against or assert claims of infringement, to enforce our patents, to protect trade secrets we own or to determine the scope and validity of proprietary rights of third parties. Although no third party has asserted that we are infringing upon their patent rights or other intellectual property, there can be no assurance that litigation asserting such claims will not be initiated, that we would prevail in any such litigation or that we would be able to obtain any necessary licenses on reasonable terms, if at all. Any such claims against us, whether meritorious or not, as well as claims initiated by us against third parties, can be time consuming and expensive to defend or prosecute and to resolve. If our competitors prepare and file patent applications in the United States that claim technology we also claim, we may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial costs, even if we ultimately prevailed. The results of such proceedings are highly unpredictable and, as a result of such proceedings, we may have to obtain licenses in order to continue to conduct clinical trials and manufacture or market certain of our products. No assurance can be made that we will be able to obtain any such licenses on favorable terms, if at all.

     We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We protect such information, with confidentiality agreements with our employees and consultants and with corporate partners and/or collaborators as such relationships are formed in the future. The agreements provide that all confidential information developed or made known to an individual during the course of the employment or consulting relationship shall be kept confidential and not disclosed to third parties except in specified circumstances. Agreements with employees provide that all inventions conceived by the individual while employed by NeoTherapeutics are our exclusive property. We cannot guarantee that these agreements will be honored, that we will have adequate remedies for breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors.

COMPETITION

     The pharmaceutical industry is characterized by rapidly evolving technology and intense competition. Many companies of all sizes, including a number of large pharmaceutical companies as well as several specialized biotechnology companies, are engaged in activities similar to that of NeoTherapeutics. Our competitors include Amgen, Inc., Bayer AG, Eli Lilly and Co., Novartis, Bristol-Myers Squibb Company, Glaxo Wellcome PLC, Regeneron Pharmaceuticals, Inc., Vertex Pharmaceuticals, Inc., Guilford Pharmaceuticals, Inc., Cephalon, Inc., Warner-Lambert Co., Hoechst Marion Roussel Ltd. and Pfizer, Inc., among others. In addition, colleges, universities, governmental agencies and other public and private research institutions will continue to conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect license fees, milestone payments and royalties in exchange for license rights to technologies that they have developed, some of which may directly compete with our technologies. These companies and institutions also compete with us in recruiting highly qualified scientific personnel. Many of our competitors have substantially greater financial, research and development, human and other resources than we do. Furthermore, large pharmaceutical companies have significantly more experience than we do in preclinical testing, human clinical trials and regulatory approval procedures.

     Although we have begun clinical trials with respect to Neotrofin(TM), we have not conducted clinical trials with respect to any of our other compounds under development nor have we sought FDA approval for any product based on such compounds. Furthermore, if we are permitted to commence commercial sales of products based on compounds we develop, including Neotrofin(TM), and decide to manufacture and sell such products ourselves, then we will also compete with respect to manufacturing efficiency and marketing capabilities, areas in which we have no prior experience.

     Any product for which we obtain FDA approval also must compete for market acceptance and market share. A number of drugs intended for the treatment of Alzheimer's disease, memory loss associated with aging, stroke and other neurodegenerative diseases and disorders are on the market or in the later stages of clinical testing. Two drugs currently are approved for the treatment of Alzheimer's disease in the United States: tacrine (Cognex(R)), formerly marketed by Warner-Lambert Co. and CoCensys, Inc., and donepezil (Aricept(R)), marketed by Pfizer, Inc. Both of these drugs are inhibitors of the enzyme acetylcholinesterase.

     Certain technologies under development by other pharmaceutical companies could result in treatments for Alzheimer's disease and other diseases and disorders for which we are developing our own treatments. Several other companies are engaged in research and development of compounds which use neurotrophic factors in a manner similar to that of our compounds. In the event that one or more of these programs are successful, the market for our products could be reduced or eliminated.

     We expect technological developments in the neuropharmacology field to continue to occur at a rapid rate and expect competition will remain intense as advances continue to be made. Although we believe, based on the preliminary test results involving certain of our compounds, that we can continue to compete in the discovery and early clinical development of compounds for neurological disorders, we cannot guarantee that we will be able to do so. At present, we do not have sufficient resources to compete with major pharmaceutical companies in the areas of later-stage clinical testing, manufacturing and marketing.

EMPLOYEES

     As of June 1, 1999, we had 35 employees, of which eight hold Ph.D. degrees. There can be no assurance that we will be able to attract and retain qualified personnel in sufficient numbers to meet our needs. Our employees are not subject to any collective bargaining agreements, and we generally have good relations with our employees.

PROPERTIES

     During June 1997, we relocated our research and development and corporate administrative offices to a new 34,000 square foot facility constructed for us in Irvine, California. The facility is occupied under a non-cancelable lease for seven years and contains two five year options to renew. The monthly rent for the Irvine facility is $38,800 plus taxes, insurance and common area maintenance and, beginning in July 1999, minimum cost of living increases. We also maintain a small administrative office in Zurich, Switzerland on an expense sharing basis.

LEGAL PROCEEDINGS

     On December 10, 1998, we were served with a lawsuit initiated by four of our former employees. The lawsuit, which was filed in the Superior Court of Orange County, California, also names Dr. Alvin J. Glasky, our founder and Chief Executive Officer, as a defendant.

     The lawsuit arises from a dispute concerning the termination, as of December 31, 1997, of agreements entered into, as of June 1990 and December 1993, between NeoTherapeutics and each of the former employees, pursuant to which the employees agreed to accept an aggregate of 278,589 shares of our common stock, subject to forfeiture provisions, in exchange for the cancellation of indebtedness we owed to them arising from unpaid compensation and expenses in the total amount of $458,411. Pursuant to the agreements, the employees were not entitled to keep the shares unless we achieved a specified revenue goal by a specified date, as determined by our independent auditors in accordance with generally accepted accounting principles.

     Under the agreements, as amended, we were required to achieve total operating revenues from the date of each agreement through December 31, 1995, in a cumulative amount of at least $500,000. When we failed to achieve this goal, the agreements were amended to extend the deadline until December 31, 1997 and increase the revenue goal to a cumulative amount of at least $1,000,000. The agreements provide that, if the revenue goals were not achieved by the stated deadline, the shares would be forfeited and the employees would be required to return the shares to NeoTherapeutics. We did not achieve the required revenue goals either by December 31, 1995, or by December 31, 1997. Our total revenues from inception through December 31, 1995, were only $497,128. We did not have any revenues in 1996 or 1997, and the total revenues from inception through December 31, 1997 remained at $497,128. In the lawsuit, the plaintiffs allege, among other things, that our cumulative revenues were or should have exceeded $500,000 as of December 31, 1995, and that the defendants fraudulently induced the plaintiffs into entering into the agreements and the subsequent amendments to the agreements. The lawsuit asks for damages in excess of $4,000,000 or, in the alternative, that the forfeiture restrictions be removed and the plaintiffs be allowed to keep their shares of common stock. The plaintiffs are also seeking punitive damages and reimbursement of attorneys' fees and costs.

     In March 1999, we filed a cross-complaint against the plaintiffs to seek a determination that the plaintiffs' shares have in fact been forfeited, and to obtain a court order requiring the plaintiffs to return their shares to us for cancellation. The lawsuit is in the early stages of discovery and no trial date has been set. We believe that the plaintiffs' claims are without merit and that the resolution of this matter will not have a material adverse effect on our financial condition or results of operations. We intend to vigorously defend the lawsuit and to pursue the cross-complaint for the return and cancellation of all of the disputed shares.

     At the same time that the plaintiffs entered into their agreement in 1990 and 1993, Dr. Alvin J. Glasky and his wife, who were then and are now our employees, also entered into agreements with NeoTherapeutics that were identical to the plaintiffs' agreements. Pursuant to those agreements, Dr. and Mrs. Glasky received an aggregate of 400,244 shares of common stock subject to identical forfeiture provisions, in exchange for the cancellation of indebtedness owed to them by NeoTherapeutics arising from unpaid compensation and expenses in the total amount of $755,531. Dr. and Mrs. Glasky entered into an agreement with NeoTherapeutics on December 21, 1998, pursuant to which the Glaskys agreed to cancel the same proportion of their restricted shares as the plaintiffs are required to cancel based on the final resolution of the lawsuit. Until such time as the lawsuit is finally resolved, we are accounting for all of these shares, which we deem to be forfeited, as issued and outstanding.

     We filed a trademark application with the United States Patent and Trademark Office to register the trademark Neotrofin as the name for our AIT-082 compound. Cephalon, Inc. filed a Notice of Opposition asserting that they have prior rights in the trademark Myotrophin, and that the use of our trademark Neotrofin will cause a likelihood of confusion. We believe that the resolution of this matter should not affect our ability to use the trademark Neotrofin as the name of our pharmaceutical compound used to treat Alzheimer's disease, spinal cord injury and stroke.

     One of our former employees has advised us, through her attorney, that she intends to file a lawsuit alleging that we wrongfully terminated her. We believe that we had good cause to terminate her and that her claim is without merit. If a lawsuit is filed against us, we intend to defend it vigorously.

                                   MANAGEMENT

     The following table sets forth certain information as of June 1, 1999, with respect to each person who is an executive officer or a director of
NeoTherapeutics:

                NAME                  AGE                 POSITION
                ----                  ---                 --------
Alvin J. Glasky, Ph.D. .............  65    Chairman of the Board, Chief
                                            Executive Officer, President, Chief
                                            Scientific Officer and Director
Samuel Gulko........................  67    Chief Financial Officer, Secretary,
                                            Treasurer and Director
Stephen Runnels.....................  50    Executive Vice President and
                                            Director
Michelle S. Glasky, Ph.D. ..........  40    Vice President, Scientific Affairs
Mark J. Glasky......................  37    Director
Frank M. Meeks......................  54    Director
Eric L. Nelson, Ph.D. ..............  74    Director
Carol O'Cleireacain, Ph.D...........  52    Director
Joseph Rubinfeld, Ph.D. ............  66    Director
Paul H. Silverman, Ph.D., D.Sc. ....  74    Director

EXECUTIVE OFFICERS AND DIRECTORS

     Alvin J. Glasky, Ph.D., has been Chief Executive Officer, President, Chief Scientific Officer and a director of Advanced ImmunoTherapeutics, Inc. ("AIT") since its inception in June 1987, and has served as the Chairman of the Board, Chief Executive Officer, President, Chief Scientific Officer and a director of the Company since July 1989, when AIT became a wholly-owned subsidiary of NeoTherapeutics. From March 1986 to January 1987, Dr. Glasky was Executive Director of the American Social Health Association, a non-profit organization. From 1968 until March 1986, Dr. Glasky was the President and Chairman of the Board of Newport Pharmaceuticals International, Inc., a publicly-held pharmaceutical company that developed, manufactured and marketed prescription medicines. From 1966 to 1968, Dr. Glasky served as Director of Research for ICN Pharmaceutical, Inc. and as Director of the ICN-Nucleic Acid Research Institute in Irvine, California. During that period, he was also an assistant professor in the Pharmacology Department of the Chicago Medical School. Dr. Glasky currently is a Regent's Professor at the University of California, Irvine. Dr. Glasky received a B.S. degree in Pharmacy from the University of Illinois College of Pharmacy in 1954 and a Ph.D. degree in Biochemistry from the University of Illinois Graduate School in 1958. Dr. Glasky was also a Post-Doctoral Fellow, National Science Foundation, in Sweden.

     Samuel Gulko has served as the Chief Financial Officer of NeoTherapeutics since October 1996 and as Secretary, Treasurer and a director since June, 1998. From 1968 until March 1987, Mr. Gulko served as a partner in the audit practice of Ernst & Young, LLP, Certified Public Accountants. From April 1987 to July 1996, Mr. Gulko was self-employed as a Certified Public Accountant and business consultant, as well as the part-time Chief Financial Officer of several private companies. Mr. Gulko obtained his B.S. degree in Accounting from the University of Southern California in 1958.

     Stephen Runnels joined NeoTherapeutics as Executive Vice President in April, 1997, and has been a director of NeoTherapeutics since June 1998. Prior to joining NeoTherapeutics, Mr. Runnels held the position of Vice President, Marketing and Business Development for Sigma-Aldrich, Inc., a Fortune 500 manufacturer of biochemi-cals, pharmaceuticals, and biotechnology products since January 1992. Mr. Runnels has also held positions as Vice President -- Sales and Marketing for Irvine Scientific, and Vice President, International Operations for Gamma Biologicals, a manufacturer of immunological reagents. Mr. Runnels is certified by the American Society of Clinical Pathologists as a specialist in Immunohematology, and was an instructor of Clinical Immunology at Arizona State University. Mr. Runnels obtained a B.S. in Cell Biology from the University of Arizona.

     Michelle S. Glasky, Ph.D. joined NeoTherapeutics as Director of Scientific Affairs in July 1996 and was promoted to Vice President, Scientific Affairs in June 1997. Prior to joining NeoTherapeutics, Dr. M. Glasky was employed in the Department of Pathology, University of Southern California School of Medicine, as a Research Associate and Laboratory Administrator from February 1991 until July 1996. Dr. M. Glasky served as a consultant to the Company from August 1990 to July 1996. Dr. M. Glasky holds a non-salaried research associate position at the University of California, Irvine. Dr. M. Glasky received a B.A. degree in Microbiology from the University of California, San Diego in 1981, and a Ph.D. degree in Biomedical Sciences from the University of Texas Health Science Center, Houston, in 1988. Dr. M. Glasky completed a post-doctoral fellowship at Stanford University School of Medicine.

     Mark J. Glasky has been a director of NeoTherapeutics since August 1994. Since 1982, Mr. Glasky has been employed by Bank of America in various corporate lending positions and currently serves as Senior Vice President and Credit Products Executive for Southern California Commercial Banking. Mr. Glasky obtained a B.S. degree in International Finance from the University of Southern California in 1983 and an M.B.A. degree in Corporate Finance from the University of Texas at Austin in 1987.

     Dr. Michelle S. Glasky and Mark J. Glasky are the adult daughter and son, respectively, of Dr. Alvin Glasky.

     Frank M. Meeks has been a director of NeoTherapeutics since July 1989. Since September 1992, Mr. Meeks has been pursuing personal investments in real estate, property management and oil and gas. Mr. Meeks was employed by Environmental Developers, Inc., a real estate development and construction company, from June 1979 until March 1993, first as Vice President and finally as Financial Vice President. Mr. Meeks obtained a B.S. degree in Business Administration from Wittenberg University in 1966, and an M.B.A. degree from Emory University in 1967. Mr. Meeks is a non-practicing certified public accountant and a licensed real estate broker.

     Eric L. Nelson, Ph.D. has been a director of NeoTherapeutics since June 1998 and a member of our Scientific Advisory Board since 1987. Dr. Nelson has been self-employed as a pharmaceutical research consultant since 1986. He was a founder, and served as Chairman from 1972 until 1986, of Nelson Research and Development Corporation, a publicly held corporation engaged in research and development of drug receptor technology applied to the development of pharmaceutical products and novel drug delivery systems. Prior to 1972, Dr. Nelson spent eleven years at Allergan Pharmaceuticals, Inc., a developer of eye care products, where as Vice President of Research he was responsible for establishing Allergan's entire research organization. Dr. Nelson received his doctorate degree in Microbiology from UCLA in 1951 and has authored numerous publications. He is the inventor on various patents in the areas of microbiology, immunology, molecular biology and pharmacology.

     Carol O'Cleireacain, Ph.D., has been a director of NeoTherapeutics since September 1996. Dr. O'Cleireacain has been self-employed as an economic and management consultant in New York City since 1994. Since 1998, Dr. O'Cleireacain has served as Senior Fellow (non-resident) at the Brookings Institution in Washington D.C., where previously, from March 1996 until June 1997, as a Visiting Fellow, Economic Studies, she authored The Orphaned Capital: Adopting the Right Revenues for the District of Columbia. Since 1998, Dr. O'Cleireacain has also served as an adjunct Professor of Urban Studies at Barnard College, Columbia University. During 1998, Dr. O'Cleireacain served as a member of the President's Commission to Study Capital Budgeting, and during 1997, Dr. O'Cleireacain served as a member of the National Civil Aviation Review Commission. Since May 1996, Dr. O'Cleireacain has served as a director and member of the Executive Committee of Trillium Asset Management (formerly known as Franklin Research and Development Corp.), an employee-owned investment company in Boston. From April 1994 through April 1996, Dr. O'Cleireacain served as the first nominee of the United Steelworkers of America and the first woman director of ACME Metals Inc. Dr. O'Cleireacain served as the Director of the Mayor's Office of Management and Budget of the City of New York from August 1993 until December 1993. From February 1990 until August 1993, Dr. O'Cleireacain was the Commissioner of the New York City Department of Finance. Dr. O'Cleireacain received a B.A., with distinction, in Economics from the University of Michigan in 1968, an M.A. in Economics from the University of Michigan in 1970 and a Ph.D. in Economics from the London School of Economics in 1977.

     Joseph Rubinfeld, Ph.D., has been a director of NeoTherapeutics since June 1998. Dr. Rubinfeld is the co-founder of SuperGen, Inc., a publicly-held pharmaceutical company focused on drugs for life-threatening diseases, particularly cancer, and has served as the Chief Executive Officer, President and a director of SuperGen since its inception in March 1991 and was Chief Scientific Officer from inception until September 1997. Since May 1996, Dr. Rubinfeld has served as a Director of Antivirals, Inc., a biopharmaceutical company. Dr. Rubinfeld was one of the four initial founders of Amgen, Inc., a biotechnology company, in 1980 and served as Vice President and Chief of Operations until 1983, and as a consultant to Amgen from 1983 until 1985. From 1987 to 1990, Dr. Rubinfeld was a Senior Director at Cetus Corporation, a biotechnology company. From 1968 to 1980, Dr. Rubinfeld was employed at Bristol-Myers Company International Division ("Bristol-Myers") in a variety of positions, most recently as Vice President and Director of Research and Development. While at Bristol-Myers, Dr. Rubinfeld was instrumental in licensing the original anticancer line of products for Bristol-Myers, including Mitomycin and Bleomycin. Prior to that time, Dr. Rubinfeld was a research scientist with several pharmaceutical and consumer product companies including Schering-Plough and Colgate-Palmolive Co. Dr. Rubinfeld received his M.A. and Ph.D. in Chemistry from Columbia University.

     Paul H. Silverman, Ph.D., D.Sc., has been a director of NeoTherapeutics and member of our Scientific Advisory Board since September 1996. Dr. Silverman has served as a Director for the Western Center of the American Academy of Arts and Sciences located on the University of California, Irvine campus since March 1997. Since March 1993, Dr. Silverman has also been an Adjunct Professor in the Department of Medicine at the University of California, Irvine. From January 1994 until July 1996, Dr. Silverman served as an Associate Chancellor for the Center for Health Sciences at the University of California, Irvine. From August 1992 until January 1994, Dr. Silverman served as the Director of Corporate and Government Affairs at the Beckman Laser Institute and

Medical Clinic in Irvine, California. From November 1990 until December 1993, Dr. Silverman served as Director of Scientific Affairs at Beckman Instruments, Inc. Prior to 1990, Dr. Silverman served as the Director of the Systemwide Biotechnology Research and Education Program for the University of California; the Director of the Donner Laboratory and an Associate Director of the Lawrence Berkeley Laboratory at the University of California, Berkeley; as the President of the University of Maine at Orono; as the President of The Research Foundation of the State University of New York, and as the head of the Department of Immunoparasitology at Glaxo, Ltd. Dr. Silverman received his Ph.D. in Parasitology and Epidemiology and his Doctor of Science degree from the University of Liverpool, England.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Board of Directors of NeoTherapeutics currently consists of nine directors, divided into two classes. Each Class is elected in alternate years and serves a term of two years. The Class I directors, whose term expires at the Annual Meeting of Stockholders in 2000, are Samuel Gulko, Frank M. Meeks, Eric
L. Nelson, Ph.D., Stephen Runnels and Paul H. Silverman, Ph.D., D.Sc. The Class II directors, whose term expires at the Annual Meeting of Stockholders in 2001, are Alvin J. Glasky, Ph.D., Mark J. Glasky, Carol O'Cleireacain, Ph.D. and Joseph Rubinfeld, Ph.D. Each director serves the term for which he or she was elected until the election and qualification of his or her successor or until his or her earlier resignation or removal.

     The Board of Directors currently has two committees, a Compensation Committee and an Audit Committee. The Compensation Committee is comprised of Dr. Eric L. Nelson, Dr. Carol O'Cleireacain, Dr. Paul H. Silverman and Joseph Rubinfeld, Ph.D. The Compensation Committee reviews and recommends the salaries and bonuses of officers and certain key employees of NeoTherapeutics, establishes compensation and incentive plans, authorizes and approves the granting of stock options and restricted stock in accordance with our stock option and incentive plans, and determines other fringe benefits.

     The Audit Committee is comprised of Dr. Carol O'Cleireacain, Frank M. Meeks and Dr. Eric L. Nelson. The Audit Committee recommends engagement of our independent public accountants and is primarily responsible for approving the services performed by our independent accountants and for reviewing and evaluating our accounting principles and its system of internal controls.

SCIENTIFIC ADVISORY BOARD

     We have established a Scientific Advisory Board consisting of distinguished scientists whom we believe will make a contribution to the development of NeoTherapeutics' research. The Scientific Advisory Board members review our research and development progress, advise us of advances in their fields and assist in identifying special product opportunities. Members are compensated on a consulting fee basis for their services and are reimbursed for reasonable travel expenses. All of the advisors are employed by employers other than NeoTherapeutics and may have commitments to, or consulting or advisory agreements with, other entities, including our potential competitors, that may limit their availability to us. Although these advisors may contribute significantly to our business, none is required to devote more than a small portion of his time to us in his capacity as a member of the Scientific Advisory Board. The members of the Scientific Advisory Board currently are as follows:

     Stuart M. Krassner, Ph.D. has been affiliated with the University of California, Irvine since 1965, currently as Professor of Biological Sciences and formerly in several administrative positions, most recently as Associate Dean of Research and Graduate Studies. Dr. Krassner has conducted research at both the Rockefeller University (New York) and the Swiss Tropical Institute (Basel). Dr. Krassner's research interests included parasitology and immunology and he has numerous publications in those fields. Dr. Krassner received his doctorate degree in Parasitology from Johns Hopkins University in 1961.

     Geoffrey Burnstock, D.Sc., F.A.A., M.R.C.P. (Hon), F.R.S. has been a Professor of Anatomy in the Department of Anatomy and Developmental Biology at the University College London since 1975 and in addition, since 1997, he has been the director of the Autonomic Neuroscience Institute, Royal Free Hospital School of Medicine. From 1959 through 1975, Dr. Burnstock held several positions within the Department of Zoology at the University of Melbourne, Australia. Dr. Burnstock received his B.Sc. degree in 1953 from Kings College, University of London and his Ph.D. in 1957 from King's College and University College London, University of London. Dr. Burnstock also received a D.Sc. degree in 1971 from Melbourne University.

     Olivier Civelli, Ph.D. has been the Eric L. and Lila D. Nelson Chair in Neuropharmacology at the University of California, Irvine since 1996. From 1992-1996, Dr. Civelli was affiliated with F. Hoffmann-La Roche, AG of Basel, Switzerland in various research positions. From 1987-1993, Dr. Civelli held various research positions in the Department of Cell Biology and Anatomy of the Vollum Institute for Advanced Biomedical Research at the Oregon Health Sciences University. Dr. Civelli received his doctorate degree in Molecular Biology from the Swiss Federal Institute of Technology in Zurich, Switzerland in 1979.

     Eric L. Nelson, Ph.D. See "Executive Officers and Directors."

     Paul H. Silverman, Ph.D., D.Sc. See "Executive Officers and Directors."

EXECUTIVE COMPENSATION

     The following table sets forth summary information concerning the compensation of NeoTherapeutic's Chief Executive Officer and our other most highly compensated executive officers whose total salary and bonuses for services rendered to NeoTherapeutics and our subsidiaries in all capacities during the fiscal year ended December 31, 1998 exceeded $100,000 (the "Named Executive Officers"). None of our other executive officers received compensation in 1998 in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG TERM
                                                                       COMPENSATION
                                                                          AWARDS
                                                                       ------------
                                      ANNUAL COMPENSATION               SECURITIES
                                      -------------------               UNDERLYING
 NAME AND PRINCIPAL POSITION   YEAR    SALARY      BONUS     OTHER       OPTIONS
 ---------------------------   ----   --------     ------   -------    ------------
Alvin J. Glasky, Ph.D. ......  1998   $199,998     $   --   $    --       65,000
  Chairman, Chief Executive    1997   $199,992(1)      --        --           --
  Officer and President        1996   $165,398(2)      --        --       75,000
Stephen Runnels..............  1998   $165,940         --        --       25,000
  Executive Vice President     1997   $108,513(3)      --   $25,107(4)    62,000
Samuel Gulko.................  1998   $109,250         --        --       25,000
  Chief Financial Officer,     1997   $ 78,000         --        --        6,000
  Secretary and Treasurer      1996   $ 30,000(5)      --        --       14,000

-------------------------
(1) Excludes prior years accrued salaries of $265,328, and auto allowances and expense account reimbursements previously accrued aggregating $84,516, all of which were paid in 1997.

(2) Includes an auto allowance of $450 per month.

(3) Commenced employment in April 1997.

(4) Represents a one-time relocation allowance.

(5) Commenced employment in July 1996.

OPTION GRANTS

     The following table sets forth information concerning stock options granted during the fiscal year ended December 31, 1998, to the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                POTENTIAL REALIZABLE
                                     PERCENTAGE                                   VALUE AT ASSUMED
                       NUMBER OF      OF TOTAL                                  ANNUAL RATES OF STOCK
                       SECURITIES     OPTIONS                                  PRICE APPRECIATION FOR
                       UNDERLYING    GRANTED TO    EXERCISE                        OPTION TERM(2)
                        OPTIONS     EMPLOYEES IN     PRICE      EXPIRATION     -----------------------
        NAME           GRANTED(1)   FISCAL YEAR    ($/SHARE)       DATE            5%          10%
        ----           ----------   ------------   ---------   -------------   ----------   ----------
Alvin J. Glasky......    25,000           8%        $8.375     Feb. 11, 2008    $131,675     $333,690
                         40,000          13%        $7.625     Dec. 17, 2008    $191,813     $486,091
Stephen Runnels......    10,000           3%        $8.375     Feb. 11, 2008    $ 52,670     $133,476
                         15,000           5%        $7.625     Dec. 17, 2008    $ 71,930     $182,284
Samuel Gulko.........    10,000           3%        $8.375     Feb. 11, 2008    $ 52,670     $133,476
                         15,000           5%        $7.625     Dec. 17, 2008    $ 71,930     $182,284

-------------------------
(1) The options become exercisable in 25% increments, commencing three months from the date of grant and each three months thereafter.

(2) The potential realizable value is calculated from the exercise price per share, assuming the market price of our common stock appreciates in value at the stated percentage rate from the date of grant to the expiration date. Actual gains, if any, are dependent on the future market price of the common stock.

OPTIONS EXERCISED AND FISCAL YEAR-END VALUES

     The following table sets forth information concerning stock options exercised during the fiscal year ended December 31, 1998, by the Named Executive Officers and the value of such officers' unexercised options at December 31, 1998:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                    NUMBER OF SECURITIES
                                                         UNDERLYING               VALUE OF UNEXERCISED
                         NUMBER OF                   UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                          SHARES                     AT FISCAL YEAR-END           AT FISCAL YEAR-END(1)
                         ACQUIRED      VALUE     ---------------------------   ---------------------------
        NAME            ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----            -----------   --------   -----------   -------------   -----------   -------------
Alvin J. Glasky,
  Ph.D...............         --           --      156,923        71,250        $953,512       $287,531
Stephen Runnels......     12,000      $ 5,940       17,500        57,500          48,438        178,438
Samuel Gulko.........     10,000       11,250       13,000        22,000          46,313         58,563

-------------------------
(1) Based upon the closing price of the common stock on December 31, 1998, as reported by the Nasdaq National Market ($10.50 per share), less the exercise price payable for such shares.

EMPLOYMENT AGREEMENT

     We have an employment agreement with Dr. Alvin J. Glasky, which became effective as of July 1, 1996 and expires December 31, 1999. The agreement provides for an annual base salary of $200,000 with annual increases and an annual bonus to be determined by the Compensation Committee based on our attainment of certain performance objectives. Pursuant to the employment agreement, Dr. Glasky also was granted an incentive stock option to purchase 75,000 shares of common stock at an exercise price of $4.13 per share, which vests in three equal annual increments.

     We entered into a new employment agreement with Dr. Glasky on May 6, 1999. The new agreement will take effect on January 1, 2000, when the current agreement expires, and is for a term of three years. The agreement requires Dr. Glasky to devote his entire productive time, ability and attention to NeoTherapeutics during the term of the agreement, and is terminable by us at any time with or without cause, as defined in the agreement. The agreement provides for an annual base salary of $215,000 with automatic annual cost of living adjustments, and annual bonus and increases in base salary to be determined by the Board of Directors or the Compensation Committee, based on an evaluation of Dr. Glasky's performance and the performance of the Company. In addition to the salary and any bonus, the agreement requires us to provide Dr. Glasky with an automobile and pay for all costs associated with operating such automobile, less costs for personal use as required by the Internal Revenue Code. The agreement also provides for guaranteed severance payments equal to Dr. Glasky's annual base salary over the remaining life of the agreement if we terminate his employment without cause or if Dr. Glasky terminates his employment with good reason. Pursuant to the employment agreement, we granted an option to Dr. Glasky to purchase 225,000 shares of our common stock at a price per share equal to the market price on the date of grant, vesting in three equal annual installments commencing May 6, 2000.

COMPENSATION OF DIRECTORS

     Each of our non-employee directors receives $1,000 for each Board of Directors meeting ($500 for each telephonic meeting) and $500 for each committee meeting attended (with the Chairperson of the Committee receiving $1,000). Each non-employee director also receives $500 for each additional Board meeting held on the same day. The directors are reimbursed for certain expenses incurred in connection with attendance at Board meetings. On February 11, 1998, we granted to each non-employee director an option to purchase 10,000 shares of common stock at $8.375 per share. On August 31, 1998, we granted to each non-employee director an option to purchase 10,000 shares of common stock at $5.625 per share. On June 14, 1999, we granted to each non-employee director an option to purchase 10,000 shares of common stock at $13.00 per share. All of the foregoing options were granted under our 1997 Stock Incentive Plan, vest at the rate of 25% per quarter, expire 10 years from the date of grant and were granted at an exercise price equal to the market price of our common stock on the date of the grant.

STOCK OPTION PLANS

     We have two stock option plans: the 1991 Stock Incentive Plan (the "1991 Plan") and the 1997 Stock Incentive Plan (the "1997 Plan") (the "Plans"). The Plans were adopted by our shareholders and Board of Directors in May 1991 and June 17, 1997, respectively.

THE 1991 STOCK INCENTIVE PLAN

     The 1991 Plan, as amended, provides for grants of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), nonqualified stock options, stock appreciation rights ("SARs") and bonus stock. The 1991 Plan, as amended, authorizes for issuance up to 401,430 shares of our common stock. Under the 1991 Plan, incentive stock options may be granted to employees, and nonqualified stock options, SARs and bonus stock may be granted to our employees and other persons whose participation in the 1991 Plan is determined to be in our best interest. As of June 1, 1999, there were options to purchase 180,000 shares of common stock outstanding under the 1991 Plan.

THE 1997 STOCK INCENTIVE PLAN

     The 1997 Plan provides for grants of "incentive stock options" within the meaning of the Code, nonqualified stock options and rights to purchase shares of common stock ("Purchase Rights"). The 1997 Plan, as amended, authorizes for issuance up to 1,250,000 shares of our common stock, subject to adjustment in the number and kind of shares subject to the 1997 Plan and to outstanding shares in the event of stock splits, stock dividends or certain other similar changes in our capital structure. Under the 1997 Plan, incentive stock options may be granted to our employees and the employees of our subsidiaries. Nonqualified stock options and Purchase Rights may be granted to our employees and the employees of our subsidiaries, as well as non-employee directors and officers, consultants and other service providers. As of June 1, 1999, there were options to purchase 607,800 shares of common stock outstanding under the 1997 Plan.

     The Plans are administered by the Compensation Committee of the Board of Directors (the "Committee"), which has sole discretion and authority, consistent with the provisions of the Plans, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the Plans.

     In the event of a merger of NeoTherapeutics with or into another corporation or the sale of substantially all of our assets, all outstanding options and SARs granted under the Plans shall be assumed or equivalent options and SARs substituted by the successor corporation. In the event a successor corporation does not assume or substitute the options and SARs, the exercisability of the options and SARs under the 1991 Plan shall be accelerated. The exercisability of options outstanding under the 1997 Plan will accelerate upon a change in control of NeoTherapeutics, regardless of whether the options are assumed or new options are issued by the successor corporation.

     The exercise price of incentive stock options must be not less than the fair market value of a share of common stock on the date that the option is granted (110% with respect to optionees who own at least 10% of the outstanding common stock). Nonqualified options shall have such exercise price as determined by the Committee. The Committee has the authority to determine the time or times at which options granted under the Plans become exercisable, provided that options expire no later than ten years from the date of grant (five years with respect to optionees who own at least 10% of the outstanding common stock). Options are nontransferable, other than upon death, by will and the laws of descent and distribution, and incentive stock options may be exercised only by an employee while employed by NeoTherapeutics or within three months after termination of employment (one year for termination resulting from death or disability).

SECTION 401(K) PLAN

     In January 1990, we adopted the NeoTherapeutics, Inc. 401(k) Plan (the "401(k) Plan") covering our full-time employees located in the United States. The 401(k) Plan is intended to qualify under Section 401(k) of the Code, so that contributions to the 401(k) Plan by employees or by NeoTherapeutics, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and so that we can deduct any contributions that we make, at the time the contributions are made. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($10,000 in 1999) and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits us, but does not require us to make, additional matching contributions to the 401(k) Plan on behalf of all participants in the 401(k) Plan. We have not made any contributions to the 401(k) Plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our Certificate of Incorporation and Bylaws limit the liability and provide indemnification of directors and officers. Our Certificate of Incorporation provides that our directors may not be held personally liable to us or our stockholders for monetary damages arising from a breach of fiduciary duty, except for liability:

     - for breach of the director's duty of loyalty to NeoTherapeutics or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law;

     - under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends, distributions, repurchases or redemptions of stock; and

     - for any transaction from which the director derives an improper benefit.

In addition, our Certificate of Incorporation provides that we will indemnify our directors to the fullest extent permitted under the Delaware General Corporation Law.

     Our Bylaws provide that we shall indemnify our directors and officers, certain other employees and agents, and the directors and officers of other business enterprises serving at our request, for actions taken in good faith on our behalf, while in their official capacity as director or officer or in any other capacity while serving as a director or officer. The Bylaws also provide that we shall advance expenses incurred by officers, directors, employees and agents in defending themselves for actions taken on our behalf under certain circumstances. Finally, the Bylaws provide that directors, officers, employees, and agents may bring suit to compel payment of claims not paid in full within forty-five (45) days after we receive notice of such claims.

     We also have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our Bylaws. These agreements provide, among other things, that we may establish a trust fund in order to fund our indemnification obligation under these agreements. These agreements also provide that the director or officer is presumptively entitled to interim payments of expenses incurred in any defense of a claim. However, if it is ultimately determined that such director or officer was not entitled to indemnification under the Bylaws of the Company or Delaware law, then such director or officer must repay us all amounts advanced under the agreement.

     We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling NeoTherapeutics pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of June 1, 1999, regarding the beneficial ownership of our common stock of: (i) each person known by us to own beneficially more than 5% of the common stock; (ii) each of our directors; (iii) each of the Named Executive Officers, and (iv) all of our executive officers and directors as a group. Except as otherwise specified, the named beneficial owner has the sole voting and investment power over the shares listed.

                                                                            PERCENT OF
                                                                              SHARES
                                                                            OUTSTANDING
                                                                        -------------------
                                                         SHARES          BEFORE     AFTER
          NAME OF BENEFICIAL OWNERS(1)             BENEFICIALLY OWNED   OFFERING   OFFERING
          ----------------------------             ------------------   --------   --------
Alvin J. Glasky, Ph.D.(2)........................      1,468,872          21.3%       18.6%
  157 Technology Drive
  Irvine, California 92618
Samuel Gulko(3)..................................         47,900             *           *
Stephen Runnels(4)...............................         49,500             *           *
Michelle S. Glasky, Ph.D.(5)(6)..................         35,980             *           *
Mark J. Glasky(7)................................         45,979             *           *
Frank M. Meeks(8)................................         57,960             *           *
Eric L. Nelson, Ph.D.(9).........................         54,000             *           *
Carol O'Cleireacain, Ph.D.(10)...................         37,500             *           *
Joseph Rubinfeld, Ph.D.(11)......................          7,500             *           *
Paul H. Silverman, Ph.D., D.Sc.(10)..............         37,500             *           *
All executive officers and directors as a group
  (10 persons)(12)...............................      1,842,691          25.9%       22.7%

-------------------------
  *  Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of June 1, 1999, are deemed beneficially owned and outstanding for computing the percentage of the person holding such securities, but are not considered outstanding for computing the percentage of any other person.

 (2) Includes 88,173 shares subject to outstanding warrants, 4,000 shares held for the benefit of Dr. Glasky by the NeoTherapeutics, Inc. 401(k) Plan, and 120,000 shares subject to options held by Dr. Glasky which are currently exercisable or exercisable within 60 days of June 1, 1999. Also includes 47,243 shares owned by Dr. Glasky's wife, Rosalie H. Glasky, and 16,500 shares subject to options held by Rosalie H. Glasky. Does not include 45,979 shares beneficially owned by Mark J. Glasky and 35,980 shares beneficially owned by Dr. Michelle S. Glasky, Dr. Glasky's adult children, for which Dr. Glasky disclaims beneficial ownership. Also includes 400,244 shares owned by Dr. and Mrs. Glasky which may be subject to cancellation. See "Business -- Legal Proceedings."

 (3) Includes 34,500 shares subject to options held by Mr. Gulko which are currently exercisable or exercisable within 60 days of June 1, 1999, 1,050 shares subject to currently exercisable warrants and 1,300 shares owned by The Samuel Gulko CPA Keogh Plan, of which Mr. Gulko is trustee.

 (4) Includes 37,500 shares subject to options held by Mr. Runnels which are currently exercisable or exercisable within 60 days of June 1, 1999.

 (5) Dr. Michelle S. Glasky is not one of the Named Executive Officers but serves as our Vice President, Scientific Affairs and is the adult daughter of Dr. Alvin J. Glasky.

 (6) Includes 28,500 shares subject to options held by Dr. Michelle S. Glasky which are currently exercisable or exercisable within 60 days of June 1, 1999, and 500 shares subject to currently exercisable warrants.

 (7) Includes 27,500 shares subject to options held by Mr. Glasky which are currently exercisable or exercisable within 60 days of June 1, 1999, and 1,000 shares subject to currently exercisable warrants.

 (8) Includes 27,500 shares subject to options held by Mr. Meeks which are currently exercisable or exercisable within 60 days of June 1, 1999. Also includes 460 shares beneficially owned by Mr. Meeks' wife and 20,000 shares held by JAM Holdings LLC ("JAM"). Mr. Meeks disclaims beneficial ownership of all but 100 shares held by JAM.

 (9) Includes 7,500 shares subject to options held by Dr. Nelson which are currently exercisable or exercisable within 60 days of June 1, 1999 and 36,500 shares held in the Eric L. and Lila D. Nelson Family Trust. Does not include 5,000 shares beneficially owned by Dr. Nelson's wife, for which Dr. Nelson disclaims beneficial ownership.

(10) Includes 27,500 shares subject to options held by each of Drs. O'Cleireacain and Silverman which are currently exercisable or exercisable within 60 days of June 1, 1999.

(11) Represents 7,500 shares subject to options held by Dr. Rubinfeld which are currently exercisable or exercisable within 60 days of June 1, 1999.

(12) Includes 90,723 shares issuable upon the exercise of outstanding warrants, and 362,000 shares subject to options which are currently exercisable or exercisable within 60 days of June 1, 1999.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On June 30, 1990, in exchange for cancellation of $503,144 of indebtedness for unpaid compensation, we issued a total of 402,517 shares of common stock in the following amounts: Dr. Alvin Glasky, 184,000 shares; Sanford Glasky (the brother of Dr. Alvin Glasky), 60,013 shares; JoAnne Law, 24,333 shares; Luana Kruse, 19,200 shares; Rosalie Glasky (the wife of Dr. Glasky), 28,065 shares; and John W. Baldridge, 86,906 shares (the "1990 Restricted Stock Exchange"). On December 30, 1993, in exchange for cancellation of $690,798 of indebtedness for unpaid compensation and accrued expenses, we issued a total of 276,317 shares of common stock in the following amounts: Dr. Alvin Glasky, 169,001 shares; Sanford Glasky, 49,837 shares; JoAnne Law, 16,559 shares; Luana Kruse, 19,800 shares; Rosalie Glasky, 19,178 shares; and John W. Baldridge, 1,942 shares (the "1993 Restricted Stock Exchange"). Both the 1990 Restricted Stock Exchange and the 1993 Restricted Stock Exchange involved a risk of forfeiture whereby if we did not generate a minimum of $500,000 in total operating revenues from inception through December 31, 1995, all shares would be returned to us with the holders forfeiting all rights to the shares and forfeiting any claim to the previously accrued but unpaid compensation. Effective December 31, 1995, five of the parties, all of whom were present or past employees of NeoTherapeutics, entered into agreements with us whereby the forfeiture date was extended from December 31, 1995 to December 31, 1997 in exchange for increasing the minimum total operating revenues which we would need to achieve in order to avoid forfeiture of the shares from $500,000 to $1,000,000, with such revenues to be achieved by December 31, 1997. As of December 31, 1997, we did not achieve the revenue goals set forth in the Agreements, as previously amended. The four former employees who are parties to the Agreements have indicated disagreement with our position and have filed a lawsuit against us seeking a determination that they are entitled to keep their shares. We have filed a cross-complaint against the four former employees seeking the return and cancellation of the shares. Our Chief Executive Officer and his wife have agreed to surrender to us for cancellation the same proportion of their shares (a total of 400,244) as the four former employees are required to surrender based on the final resolution of the lawsuit. Until such time as we can obtain the surrender of all of these shares and the matter is fully resolved, we are accounting for all of the stock, which we have deemed forfeited, as issued and outstanding. See "Business -- Legal Proceedings."

     On June 6, 1991, we entered into an agreement (the "1991 Patent Agreement") with Dr. Alvin Glasky whereby he assigned to NeoTherapeutics all rights to the inventions covered by United States Patent No. 5,091,432 and any corresponding foreign applications and patents, including all continuations, divisions, reissues and renewals of said applications and any patents issued out of or based upon said applications (the "Assigned Rights"). The 1991 Patent Agreement was amended on July 26, 1996. The 1991 Patent Agreement, as amended, calls for NeoTherapeutics to pay Dr. Glasky a two percent royalty on all revenues derived by us from our use and sale of any products covered by these patents and applications or any patents derived from them. In the event that we terminate Dr. Glasky's employment without cause, the royalty rate shall be increased to five percent and in the event that Dr. Glasky dies during the term of the 1991 Patent Agreement, Dr. Glasky's family or estate shall be entitled to continue to receive royalties at the rate of two percent. The 1991 Patent Agreement terminates on the later of its ten year anniversary or the expiration of the final patent included within the Assigned Rights. On June 30, 1996, we entered into an agreement with Dr. Glasky whereby Dr. Glasky assigned to us all rights to the inventions covered by United States Patent No. 5,447,939 (the "1996 Patent Agreement"). The scope of the 1996 Patent Agreement as well as its terms and conditions are identical in all material respects to the 1991 Patent Agreement; provided, however, that the aggregate royalty amount with respect to any product shall be two percent (five percent in the event of termination without cause), even if a product is based on both patents. The 1996 Patent Agreement was also amended on July 26, 1996. Dr. Glasky will not receive any royalties with respect to sales of products which utilize patent rights licensed to NeoTherapeutics by McMaster University. A third patent (No. 5,801,184) which was issued September 1, 1998, is also subject to the royalty provisions of the 1996 Patent Agreement. See "Business -- Patents and Proprietary Rights."

     On December 31, 1993, we issued 200,000 shares of common stock to Dr. Glasky in exchange for cancellation of $500,000 of indebtedness for loans made to us by Dr. Glasky. Dr. Glasky received certain registration rights with respect to these shares. The remaining $257,900 in principal on the loans payable and accrued interest of $300,404 due to Dr. Glasky were converted into a $558,304 promissory note which, as amended from time to time, is currently unsecured, bears interest at 9% per annum, and is payable upon demand.

     In 1988 and 1989, our wholly-owned subsidiary, Advanced ImmunoTherapeutics, raised a total of $676,000 through the private placement of a financial instrument called a Revenue Participation Unit ("RPU"). In July 1996, we offered, and the holders of all 75 RPU's accepted, an option to convert each RPU unit into 4,000 shares of common stock (300,000 shares in the aggregate) in exchange for waiving all rights as an RPU holder. As a part of that transaction, Dr. Alvin Glasky converted his 28 RPUs into a total of 112,000 shares of common stock. See Note 8 of Notes to Consolidated Financial Statements.

     On July 8, 1998, Stephen Runnels, our Executive Vice President, borrowed $50,000 from us on an unsecured basis. The note bears interest at 9% per year. The note and all accrued but unpaid interest is due on the earlier of 30 days after termination of employment or July 8, 2000 (extended by us from July 8, 1999). On August 28, 1998, in connection with his exercise of employee stock options to purchase 12,000 shares of our common stock, Mr. Runnels paid the exercise price of $61,560 with a full recourse promissory note payable to us. The note is payable, together with interest of 7% per year, on or before August 28, 2000, and is secured by a pledge agreement on the underlying 12,000 shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

     As of the date of this prospectus, our authorized capital stock consists of 25 million shares of common stock, par value $.001 per share, and 5 million shares of preferred stock, par value $.001 per share.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The Board of Directors is divided into two classes, with the term of each class expiring every other year at the annual meeting of stockholders. The number of directors is distributed between the two classes as equally as possible. Stockholders do not have rights to cumulate their votes in the election of directors under our Certificate of Incorporation, or the provisions of the Delaware General Corporation Law and our management presently does not intend to extend cumulative voting rights to stockholders. However, under Section 2115 of the California Corporations Code, specific provisions of the California General Corporation Law, including mandatory cumulative voting rights of stockholders, are made applicable to "pseudo-California" corporations incorporated under laws of other states which meet certain tests. The tests are (i) that the average of specified property, payroll and sales factors (generally relating to the extent of activities in California) exceed 50% on a consolidated basis during the corporation's latest full income year, and (ii) that more than one-half of the corporation's outstanding voting securities are held of record by persons having addresses in California. We do not believe we meet such tests. If we were required to implement cumulative voting for the election of directors, the existence of a classified Board of Directors may have the effect of delaying or preventing changes in control or in management because a greater number of shares would be required to elect any one director.

     Subject to preferences that may be applicable to the holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of NeoTherapeutics, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of common stock shall be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and shares of common stock to be issued pursuant to this offering shall be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, terms of redemption, redemption prices, liquidation preferences, and the number of shares constituting any series or the designation of such series. Although we presently have no intention to do so, the Board of Directors, without stockholder approval, could issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. This provision may be deemed to have a potential anti-takeover effect and the issuance of preferred stock in accordance with such provision may delay or prevent a change of control of NeoTherapeutics.

     Series A Preferred Stock. We have designated 400 shares of our 5 million authorized shares of preferred stock as "5% Series A Preferred Stock with Conversion Features." On January 29, 1999, we entered into an agreement with two investors whereby we issued and sold a total of 400 shares of our 5% Series A Preferred Stock with Conversion Features and warrants to purchase 75,000 shares of common stock, for cash consideration of $4.0 million. Under the agreement, we have the option to sell 200 shares of preferred stock, to be designated as "5% Series B Preferred Stock with Conversion Features," to the same investors for total cash consideration of $2.0 million during the period commencing July 28, 1999 and ending September 16, 1999, subject to certain conditions contained in the agreement and the Certificate of Designation governing the Series A preferred stock.

     The Series A preferred stock is convertible at a conversion price equal to the lesser of $13.06 or 101% of the average of the ten lowest closing bid prices of the common stock occurring in the 30 trading days preceding the particular conversion. Series A preferred stock that was not converted as of April 29, 1999 may be converted in 25% cumulative monthly increments. Dividends at the rate of 5% per annum on the Series A preferred stock may be paid quarterly in cash or, at our option, accrued and paid in common stock at the time of conversion. The Certificate of Designation governing the Series A preferred stock limits any holder thereof from converting shares of Series A preferred stock at two different thresholds. The Certificate of Designation limits conversion to the extent that conversion would result in such holder beneficially owning in excess of (i) 4.999%, and (ii) 9.999%, of the outstanding shares of common stock following such conversion. Such restriction may be waived at each threshold by the holder of the Series A preferred stock as to itself upon not less than 75 days' notice to us. In no event can all 400 shares of Series A preferred stock be converted into more than 1,450,000 shares of common stock. Additional features of the preferred stock include, among other things, a redemption feature at our option if the common stock trades below $5.00 or above $20.00 per share.

     The shares of Series A preferred stock do not have voting rights except as required by law. However, we may not take certain actions that would adversely affect the rights of the holders of the Series A preferred stock without their approval. In the event of a liquidation, dissolution or winding up of NeoTherapeutics, the holders of shares of Series A preferred stock will be entitled to receive an amount equal to $10,000 per share plus accrued dividends in preference to the payment of any amount to the holders of our common stock.

     Series B Preferred Stock. Pursuant to the agreement with the Series A preferred stock investors, commencing July 28, 1999 and ending September 16, 1999, we have the right to sell 200 shares of Series B preferred stock to the investors for total cash consideration of $2.0 million. The Series B preferred stock shall have rights, preferences and privileges substantially identical to, and shall rank on par with, the Series A preferred stock, except that the fixed conversion price of the Series B Preferred Stock will be set at 125% of the average market value of the common stock for the 15 trading days preceding the date of the issuance of the Series B preferred stock.

     Effect on Holders of Common Stock. The issuance of common stock upon the conversion of the Series A preferred stock and Series B preferred stock (if issued) will have no effect on the rights or privileges of existing holders of common stock except that the economic interests of each stockholder will be diluted as a result of such issuance. Prior to conversion, holders of the Series A preferred stock and Series B preferred stock (if issued) will be entitled to receive dividends and distributions upon a liquidation of NeoTherapeutics in preference to claims of holders of the common stock.

     The exact number of shares of common stock issuable upon conversion of the Series A preferred stock and Series B preferred stock (if issued), and the resulting dilution to existing holders of common stock, currently cannot be determined, and may vary with the market price of the common stock. The extent of such dilution depends on the future market price of the common stock, the timing of conversion of Series A preferred stock and Series B preferred stock (if issued), whether we elect to accrue dividends on the Series A preferred stock and Series B preferred stock (if issued) for payment in common stock upon conversion. The potential effects of any such dilution on our existing stockholders include the significant dilution of the current stockholders' economic interest in NeoTherapeutics.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Our Certificate of Incorporation and Bylaws contain certain provisions that, together with the ownership position of the officers, directors and their affiliates, could discourage potential takeover attempts and make it more difficult for stockholders to change management, which could adversely affect the market price of our common stock.

     The Board of Directors has the authority to issue up to five million shares of Preferred Stock, of which 400 shares of Series A preferred stock have been issued, and to determine the rights, preferences and privileges of such stock. See "Description of Capital Stock - Preferred Stock." In addition, our Certificate of Incorporation limits the personal liability of our directors to NeoTherapeutics and our stockholders to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"). The inclusion of this provision in our Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

     Our Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. Stockholders are not permitted to call a special meeting and cannot require the Board of Directors to call a special meeting. Any vacancy on the Board of Directors resulting from death, resignation, removal or otherwise or newly created directorships resulting from any increase in the authorized number of directors may be filled only by vote of the majority of directors then in office, or by a sole remaining director. Our Bylaws also provide for a classified board. See "Description of Capital Stock -- Common Stock."

WARRANTS

     Public Warrants. In connection with our initial public offering of common stock in 1996, we issued 2,700,000 warrants (the "Public Warrants"). Each Public Warrant entitles the holder to purchase one share of our common stock at a price of $11.40 per share at any time until September 26, 2001. The Public Warrants are redeemable by the Company, in whole or in part, at any time upon at least 30 days prior written notice to the registered holders thereof, at a price of $0.25 per warrant, provided that the closing bid price of the common stock has been at least $22.80 for the 20 consecutive trading days immediately preceding the date of the notice of redemption. There were 2,741,000 Public Warrants outstanding as of June 1, 1999, including warrants issued upon exercise of the Unit Warrants described below.

     The Public Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price upon the occurrence of a merger, stock split or reverse stock split, stock dividend or recapitalization. The holders of Public Warrants do not possess any rights as a stockholder until the warrant is exercised. We are required to keep a current registration statement in effect with respect to the Public Warrants and the shares issuable upon exercise of the warrants.

     Unit Warrants. In addition to the Public Warrants, we issued 250,000 unit warrants (the "Unit Warrants"), to the underwriters of our initial public offering, of which 41,000 have been exercised as of June 1, 1999. Each Unit Warrant entitles the holder thereof to purchase, at an exercise price of $9.12, one share of common stock and one warrant to purchase an additional share of common stock. Each warrant which can be purchased upon exercise of the Unit Warrant is identical to the Public Warrants.

REGISTRATION RIGHTS

     Warrants issued to the Representatives of the Underwriters of this offering grant holders a one-time demand registration at the Company's expense, and piggyback registration rights. The holders of such warrants are entitled to demand registration of the shares of common stock issuable upon exercise of the warrants at any time beginning 12 months after the closing of this offering, for as long as the warrants are exercisable.

     Pursuant to a Registration Rights Agreement which we entered into with the purchasers of our Series A preferred stock, we are required to keep current a registration statement in order to permit the holders of the Series A preferred stock to resell to the public the shares of common stock that they acquire upon conversion of the Series A preferred stock and upon exercise of their warrants. In the event we issue shares of Series B preferred stock, we have equivalent registration obligations as to shares of common stock issuable upon conversion of such shares of Series B preferred stock.

     Pursuant to a Registration Rights Agreement which we entered into with the investor in connection with our Equity Line Agreement, we are required to keep current a registration statement in order to permit the investor to resell to the public any shares of our common stock that we sell to the investor pursuant to the Equity Line Agreement, as well as shares that the investor may acquire upon exercise of its warrant. For a description of the Equity Line Agreement and the warrant, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     We have agreed to keep current a registration statement with respect to shares issuable upon exercise of the Public Warrants. We have also agreed to keep current a registration statement in order to permit the resale to the public of the shares of our common stock issuable upon exercise of the Unit Warrants.

TRANSFER AGENT

     U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Suite 200, Glendale, California, serves as the transfer agent with respect to our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering and assuming no exercise of outstanding options and warrants to purchase common stock or conversion of shares of Series A Preferred Stock after June 1, 1999, we will have 7,670,273 shares of common stock outstanding (7,820,273 shares if the over-allotment option is exercised in full). Of these shares, approximately 5,873,105 shares of common stock, including all of the shares of common stock sold in this offering, plus any shares sold as a result of the Underwriters' exercise of the over-allotment option, will be freely tradable without restriction under the Securities Act.

     The remaining approximately 1,797,168 shares of outstanding common stock held by existing stockholders are "restricted securities" under Rule 144 under the Securities Act or are subject to "lock-up" agreements. Of this amount, 400,000 shares will be eligible for resale pursuant to Rule 144 as of May 11, 2000, and 1,397,168 shares will be subject to "lock-up" agreements as described below. "Restricted securities" as defined under Rule 144 were issued and sold by NeoTherapeutics in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 under the Securities Act.

     All of the officers and directors have agreed, pursuant to "lock-up" agreements, that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of the shares of common stock owned by them or that could be purchased by them through the exercise of options to purchase common stock of NeoTherapeutics, for 6 months following the date of this prospectus. The lock-up agreements contain exceptions upon the prior written consent of Joseph Charles & Assoc., Inc., and for intra-family transfers and transfers to trusts for estate planning purposes. In addition, certain employees, consultants, directors and attorneys who are issued options prior to the date of this prospectus also will be required to enter into such lock-up agreements. Upon the expiration of the lock-up agreements, approximately 1,397,168 shares of common stock held by such stockholders will be eligible for resale immediately pursuant to Rule 144. However, Dr. Alvin J. Glasky may sell up to 200,000 currently issued and outstanding shares pursuant to Rule 144, during the lock-up period but commencing 90 days after date of this prospectus.

     Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed affiliates of NeoTherapeutics, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of common stock then outstanding (equal to approximately 76,700 shares upon completion of this offering); or (ii) the average weekly trading volume of the common stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of NeoTherapeutics at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

     We have filed a registration statement which allows the holders of our Series A preferred stock to resell to the public the shares of common stock that they acquire upon conversion of the Series A preferred stock and upon exercise of their warrants to purchase 75,000 shares of common stock. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Description of Capital
Stock -- Preferred Stock; -- Registration Rights." All of the shares of common stock issuable upon conversion of the Series A preferred stock and all of the shares of common stock issuable upon exercise of the warrants will be freely tradable without restriction as long as we keep the registration statement effective, which we are required to do.

     Pursuant to our Equity Line Agreement, we are required to keep a current registration statement effective in order to permit the investor to resell to the public the shares issuable upon exercise of warrants to purchase 25,000 shares of common stock, and any shares of common stock that we sell to the investor pursuant to the terms of the Equity Line Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Description of Capital Stock -- Registration Rights." All of the shares of common stock sold to the investor pursuant to the Equity Line Agreement and all of the shares of common stock issuable upon exercise of the warrants will be freely tradable without restriction as long as we keep the registration statement effective.

     We have filed previously and in the future intend to file registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable pursuant to our 1991 Stock Incentive Plan and 1997 Stock Incentive Plan. The number of shares of common stock authorized for issuance under the 1997 Stock Incentive Plan, as amended, is 1,250,000, and the number of shares authorized for issuance under the 1991 Stock Incentive Plan is 401,430. On June 1, 1999, there were options outstanding under the 1991 and 1997 Plans to purchase a total of 787,800 shares of common stock. Accordingly, shares issuable upon exercise of these options may be resold in the public market by non-affiliates without restriction, and by affiliates subject to Rule 144 volume limitations, except to the extent that such shares are subject to the contractual lock-up restrictions described above. See "Management -- Stock Option Plans." In addition, there were options outstanding on June 1, 1999, that were not granted under either the 1991 or 1997 Plan, to purchase a total of 323,173 shares of common stock.

     In addition to the shares of common stock currently outstanding, 2,741,000 shares of common stock were reserved for issuance subject to exercise of the Public Warrants as of June 1, 1999. An additional 418,000 shares were subject to issuance upon exercise of the Unit Warrants as of June 1, 1999. See "Description of Capital Stock." All of the shares of common stock subject to issuance on exercise of these warrants are registered and therefore would be freely tradable without restriction, except that any such shares held by an affiliate of NeoTherapeutics will be subject to the resale limitations of Rule 144 described above.

              CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

     Subject to the discussion below, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, NeoTherapeutics ordinarily will presume that dividends paid on or before December 31, 1999 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

     Under recently finalized United States Treasury Regulations, which are applicable to dividends paid after December 31, 1999 (the "New Regulations"), to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will generally be required to provide certain forms certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if certain forms are properly filed stating that the dividends are so connected. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" that is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

     Generally, NeoTherapeutics must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information.

     Under current United States federal income tax law, backup withholding imposed at a rate of 31% generally will not apply to dividends paid on or before December 31, 1999 to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. Person). Under the New Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to a tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) NeoTherapeutics is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. NeoTherapeutics is not, and does not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF COMMON STOCK

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for U.S. federal income tax purposes or (iv) in the case of payments made after December 31, 1999, a foreign partnership with certain connections to the United States, unless such broker has documentary evidence in its files of the holder's non-U.S. status and has no actual knowledge to the contrary or unless the holder establishes an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Under the terms and subject to the conditions of the underwriting agreement (the "Underwriting Agreement") between the Company and the several underwriters (the "Underwriters"), we have agreed to sell to the Underwriters named below, for whom Joseph Charles & Assoc., Inc. and Millennium Financial Group, Inc. are acting as Representatives, and the Underwriters have agreed severally to purchase from us the number of shares set forth opposite their respective names:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Joseph Charles & Assoc., Inc................................       400,000
Millennium Financial Group, Inc.............................       280,000
Kashner Davidson Securities Corporation.....................       280,000
Commerzbank Capital Markets Corporation.....................        40,000
                                                                 ---------
          Total.............................................     1,000,000
                                                                 =========

     The shares of common stock are being sold on a firm commitment basis. The Underwriting Agreement provides, however, that the obligations of the Underwriters are subject to certain conditions precedent. The Underwriters are committed to purchase all of the shares offered hereby, if any are purchased. The Representatives have informed us that it does not expect sales of any shares to be made to any account over which the Underwriters have discretionary authority.

     Millennium Financial Group, Inc. anticipates that a significant portion or all of the shares of common stock to be underwritten by it will be sold in Europe, primarily to institutional investors.

     The Representatives have advised us that the Underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $.375 per share. After the public offering of the shares, the price to the public of the shares may be changed.

     We have granted the Representatives an over-allotment option, exercisable during the 45-day period following the date of this prospectus, to purchase up to 150,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The Representatives may exercise such option only for the purpose of covering any over-allotments incurred in connection with the sale of the shares offered hereby.

     We have agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     We have agreed to pay the Representatives a non-accountable expense allowance of 3% of the gross proceeds from the sale of the shares of common stock by us including shares of common stock subject to the over-allotment option, against which $50,000 has heretofore been paid. In addition to the Underwriters' discounts and commissions and the non-accountable expense allowance, we are required to pay the costs of qualifying the shares of common stock under federal and state securities laws, together with legal and accounting fees, printing, road show and other costs in connection with the offering.

     We have agreed to retain Joseph Charles & Assoc., Inc. as a financial consultant for a period of 18 months from the date of this prospectus for a fee of $4,000 per month which shall be paid in full at the closing of the offering.

     The following table summarizes the compensation we will pay to the Underwriters and other fees and expenses payable by us.

                                                WITHOUT                WITH
                                            OVER-ALLOTMENT        OVER-ALLOTMENT
                                          -------------------   -------------------
                                          PER SHARE   TOTAL     PER SHARE   TOTAL
                                          ---------  --------   ---------  --------
Underwriters' Discounts and
  Commissions...........................  $0.75      $750,000   $0.75      $862,500
Non-Accountable Expense Allowance
  Payable to the Representatives........  $0.28125   $281,250   $0.28125   $323,438
Consulting Fee Payable to Joseph Charles
  & Assoc., Inc.........................  $0.072     $ 72,000   $0.6261    $ 72,000
Finder's Fee(1).........................  $0.08344   $ 83,438   $0.08344   $ 95,954

-------------------------
(1) A finder's fee in an amount equal to 1% of the gross proceeds received by NeoTherapeutics from the sale of the shares offered hereby, not to exceed a fee of $150,000, is payable by NeoTherapeutics to Roccus Capital Partners, LLC, pursuant to an existing agreement with NeoTherapeutics.

     At the closing of this offering, we will sell and deliver to the Representatives for an aggregate purchase price of $100.00, warrants to purchase 100,000 shares of common stock (the "Representatives' Warrants"). The Representatives' Warrants are exercisable beginning one year after the effective date of the registration of the shares offered pursuant to this prospectus, for a period of four years, at a price equal to 165% of the public offering price of the shares sold hereunder.

     The Representatives' Warrants will contain anti-dilution provisions for stock splits, stock dividends, combinations and reorganizations, a one-time demand registration provision (at our expense) and piggy-back registration rights (which will expire five years from the date of this prospectus). See "Description of Capital Stock -- Registration Rights." The Representatives' Warrants will be exercisable during the four (4) year period commencing one (1) year after the date of this Prospectus. To the extent that the Representatives' Warrants are exercised, dilution of the interests of our shareholders will occur. Further, the terms on which we will be able to obtain additional equity capital may be adversely affected, since the holders of the Representatives' Warrants can be expected to exercise them at any time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in the Representatives' Warrants. Any profit realized by the Representatives on the sale of the Representatives' Warrants or the underlying shares of common stock may be deemed additional underwriting compensation.

     Except in connection with acquisitions, pursuant to our private equity line agreement with a private investor, a sale of our Series B preferred stock, upon conversion of our Series A and Series B preferred stock, strategic partnership transactions or pursuant to the exercise of warrants and options outstanding as of the date of this prospectus we have agreed, for a period of three months from the closing of this offering, that we will not issue, sell or purchase any shares of our common stock or preferred stock or issue warrants or options or other equity securities of NeoTherapeutics without the prior written consent of Joseph Charles & Assoc., Inc. In addition, the officers and directors, and employees, consultants and attorneys who are issued options after March 23, 1999 and prior to the date of this prospectus, have agreed that they will enter into a lock-up agreement with the Representatives pursuant to which they will agree not to offer, sell, contract to sell, transfer, assign, contract to assign, gift, grant any option or warrant to purchase, or right to acquire, announce an intention to sell, pledge, exchange, contract to exchange or otherwise dispose of or contract to dispose of, directly or indirectly, any shares of our common stock or other of our securities owned by them for a period of at least 6 months from the closing of this offering without the prior written consent of Joseph Charles & Assoc., Inc. except for transfers among existing stockholders and gifts to their children or trusts for their children provided such persons agree to be bound by a lock-up agreement. However, Dr. Alvin J. Glasky may sell up to 200,000 currently issued and outstanding shares pursuant to Rule 144, during the lock-up period but commencing 90 days after date of this prospectus. Joseph Charles & Assoc., Inc. may, in its discretion, and without notice to the public, waive such restrictions and permit holders otherwise agreeing to restrict their shares to sell any or all of their shares. See "Shares Eligible for Future Sale."

     Certain persons participating in the offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchases, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Representatives to reclaim a selling concession from a syndicate member in connection with the offering when common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market system, in the over-the counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby will be passed upon for NeoTherapeutics by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters in connection with this offering will be passed upon for the Representatives by De Martino Finkelstein Rosen & Virga, Washington, D.C. Stradling Yocca Carlson & Rauth owns 12,500 shares of NeoTherapeutics' common stock and warrants to purchase 25,000 shares of common stock at an exercise price of $11.40 per share. Certain members of Stradling Yocca Carlson & Rauth beneficially own, in the aggregate, 3,500 shares of NeoTherapeutics common stock and warrants to purchase 3,000 shares of common stock at an exercise price of $11.40 per share.

                                    EXPERTS

     The consolidated financial statements included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

     We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified by such reference. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and to the exhibits and schedules filed therewith.

     A copy of the registration statement may be inspected without charge at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained at the prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and its public reference facilities in New York, New York and Chicago, Illinois, upon the payment of the fees prescribed by the Commission. The Registration Statement is also available through the Commission's web site on the world wide web at http://www.sec.gov.

                             AVAILABLE INFORMATION

     We are subject to the information requirements of the Exchange Act, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549; at the regional officers of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center 500 West Madison Street, Suite 1400, Chicago Illinois 60661; and though the Commission's website on the world wide web at the following address: http://www.sec.gov.

                             NEOTHERAPEUTICS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Deficit)...  F-5
Consolidated Statements of Cash Flows.......................  F-7
Notes to Consolidated Financial Statements..................  F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of NeoTherapeutics, Inc.:

     We have audited the accompanying consolidated balance sheets of NeoTherapeutics, Inc. (a Delaware corporation in the development stage) and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998 and for the period from inception (June 15, 1987) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NeoTherapeutics, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 and for the period from inception to December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Orange County, California
February 26, 1999

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------     MARCH 31,
                                                                 1997            1998            1999
                                                              -----------    ------------    ------------
                                                                                             (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and equivalents......................................  $ 6,063,347    $  1,097,341    $    398,400
  Restricted cash...........................................      935,000              --              --
  Marketable securities and short-term investments..........    2,133,375       1,769,348       3,091,483
  Other receivables, principally investment interest........      221,829         112,552         154,162
  Advance deposit to clinical trial vendor..................           --         265,727              --
  Prepaid expenses and refundable deposits..................      127,259         157,495         242,474
                                                              -----------    ------------    ------------
           Total current assets.............................    9,480,810       3,402,463       3,886,519
                                                              -----------    ------------    ------------
PROPERTY AND EQUIPMENT, at cost:
  Equipment.................................................    1,952,262       2,197,253       2,403,609
  Leasehold improvements....................................    1,803,000       1,794,794       1,799,270
  Accumulated depreciation and amortization.................     (279,913)       (740,413)       (862,838)
                                                              -----------    ------------    ------------
    Property and equipment, net.............................    3,475,349       3,251,634       3,340,041
                                                              -----------    ------------    ------------
OTHER ASSETS -- Prepaid expenses and deposits...............      242,314         172,066          64,420
                                                              -----------    ------------    ------------
                                                              $13,198,473    $  6,826,163    $  7,290,980
                                                              ===========    ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Line of credit............................................  $   850,000    $         --    $         --
  Accounts payable and accrued expenses.....................      975,339       1,278,954       1,521,820
  Accrued payroll and related taxes.........................           --          81,370          88,110
  Note payable to related party.............................      558,304         558,304         558,304
  Current portion of long-term debt.........................       94,886         445,297         486,841
                                                              -----------    ------------    ------------
           Total current liabilities........................    2,478,529       2,363,925       2,655,075
                                                              -----------    ------------    ------------
LONG TERM DEBT, net of current portion......................      176,549       1,126,174         973,559
DEFERRED RENT...............................................           --          46,308          53,511
                                                              -----------    ------------    ------------
           Total liabilities................................    2,655,078       3,536,407       3,682,145
                                                              -----------    ------------    ------------
COMMITMENTS AND CONTINGENCIES (NOTE 7)
STOCKHOLDERS' EQUITY:
  Preferred Stock, par value $0.001 per share, 5,000,000
    shares authorized:
      Issued and outstanding, none at December 31, 1997 or
         1998, 400 shares 5% Series A Preferred Stock with
         Conversion Features at March 31, 1999, liquidation
         preference $4.0 million............................           --              --       3,288,611
  Common Stock, par value $0.001 per share, 25,000,000
    shares authorized:
      Issued and outstanding, 5,465,807, 6,146,854, and
         6,256,673 shares, respectively.....................   23,188,363      27,535,329      29,036,684
  Unrealized gains on available-for-sale securities.........       20,256          24,207           5,343
  Deficit accumulated during the development stage..........  (12,665,224)    (24,269,780)    (28,721,803)
                                                              -----------    ------------    ------------
           Total stockholders' equity.......................   10,543,395       3,289,756       3,608,835
                                                              -----------    ------------    ------------
                                                              $13,198,473    $  6,826,163    $  7,290,980
                                                              ===========    ============    ============

The accompanying notes are an integral part of these consolidated balance sheets.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                        PERIOD FROM
                                                                              THREE MONTHS ENDED       JUNE 15, 1987
                                        YEAR ENDED DECEMBER 31,                    MARCH 31,            (INCEPTION)
                                ----------------------------------------   -------------------------      THROUGH
                                   1996          1997           1998          1998          1999       MARCH 31, 1999
                                -----------   -----------   ------------   -----------   -----------   --------------
                                                                                  (UNAUDITED)           (UNAUDITED)
REVENUES, from grants.........  $        --   $        --   $         --   $        --   $        --    $    497,128
                                -----------   -----------   ------------   -----------   -----------    ------------
OPERATING EXPENSES:
  Research and development....      615,485     4,508,255      8,542,034     1,787,962     3,307,432      19,324,533
  General and
    administrative............      659,895     2,341,276      3,122,506       740,289     1,096,435       9,989,323
                                -----------   -----------   ------------   -----------   -----------    ------------
                                  1,275,380     6,849,531     11,664,540     2,528,251     4,403,867      29,313,856
                                -----------   -----------   ------------   -----------   -----------    ------------
LOSS FROM OPERATIONS..........   (1,275,380)   (6,849,531)   (11,664,540)   (2,528,251)   (4,403,867)    (28,816,728)
                                -----------   -----------   ------------   -----------   -----------    ------------
OTHER INCOME (EXPENSE):
    Interest income...........      268,231       746,008        235,265        28,771        46,285       1,303,502
    Interest expense..........      (51,769)      (56,419)      (156,016)           --       (61,016)       (753,587)
    Other income (expense)....       20,043        (1,599)       (19,265)       (8,811)           --          27,435
                                -----------   -----------   ------------   -----------   -----------    ------------
      Total other income
         (expense)............      236,505       687,990         59,984        19,960       (14,731)        577,350
                                -----------   -----------   ------------   -----------   -----------    ------------
      NET LOSS................  $(1,038,875)  $(6,161,541)  $(11,604,556)  $(2,508,291)  $(4,418,598)   $(28,239,378)
                                ===========   ===========   ============   ===========   ===========    ============
BASIC AND DILUTED LOSS PER
  SHARE.......................  $     (0.32)  $     (1.14)  $      (2.07)  $     (0.46)  $     (0.71)
                                ===========   ===========   ============   ===========   ===========
BASIC AND DILUTED WEIGHTED
  AVERAGE COMMON SHARES
  OUTSTANDING.................    3,292,663     5,405,831      5,615,449     5,467,206     6,204,149
                                ===========   ===========   ============   ===========   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                       DEFERRED
                                                                                     COMPENSATION
                                             REVENUE                                      AND           DEFICIT
                                          PARTICIPATION                               UNREALIZED      ACCUMULATED
                                            UNITS AND          COMMON STOCK              GAINS         DURING THE
                                            PREFERRED     -----------------------      (LOSSES)       DEVELOPMENT
                                              STOCK        SHARES       AMOUNT      FROM SECURITIES      STAGE          TOTAL
                                          -------------   ---------   -----------   ---------------   ------------   ------------
BALANCE, Inception (June 15, 1987)......   $       --            --   $        --      $     --       $         --   $         --
  Common stock issued...................           --       465,902         2,100            --                 --          2,100
  Net Loss..............................           --            --            --            --            (31,875)       (31,875)
                                           ----------     ---------   -----------      --------       ------------   ------------
BALANCE, December 31, 1987..............           --       465,902         2,100            --            (31,875)       (29,775)
  Common stock issued...................           --       499,173         2,250            --                 --          2,250
  Revenue Participation Units
    issuance............................      594,000            --            --            --                 --        594,000
  Net loss..............................           --            --            --            --           (556,484)      (556,484)
                                           ----------     ---------   -----------      --------       ------------   ------------
BALANCE, December 31, 1989..............      594,000       965,075         4,350            --           (588,359)         9,991
  Revenue Participation Units
    issuance............................       82,000            --            --            --                 --         82,000
  Net effect of acquisition.............           --       145,000       354,316            --                 --        354,316
  Net loss..............................           --            --            --            --           (934,563)      (934,563)
                                           ----------     ---------   -----------      --------       ------------   ------------
BALANCE, December 31, 1989..............      676,000     1,110,075       358,666            --         (1,522,922)      (488,256)
  Exercise of warrants..................           --        31,108       136,402            --                 --        136,402
  Common stock issued in exchange for
    accrued salaries on June 30 at
    $1.25...............................           --       402,518       503,144            --                 --        503,144
  Net loss..............................           --            --            --            --           (859,172)      (859,172)
                                           ----------     ---------   -----------      --------       ------------   ------------
BALANCE, December 31, 1990..............      676,000     1,543,701       998,212            --         (2,382,094)      (707,882)
  Net loss..............................           --            --            --            --           (764,488)      (764,488)
                                           ----------     ---------   -----------      --------       ------------   ------------
  BALANCE, December 31, 1991............      676,000     1,543,701       998,212            --         (3,146,582)    (1,472,370)
  Net loss..............................           --            --            --            --           (423,691)      (423,691)
                                           ----------     ---------   -----------      --------       ------------   ------------
BALANCE, December 31, 1992..............      676,000     1,543,701       998,212            --         (3,570,273)    (1,896,061)
  Common stock issued in exchange for
    investment banking services on March
    18 at $1.35.........................           --        40,000        54,000            --                 --         54,000
  Common stock issued in exchange for
    accrued salaries on December 30 at
    $2.50...............................           --       255,476       638,694            --                 --        638,694
  Common stock issued in exchange for
    note payable to President on
    December 30 at $2.50................           --       200,000       500,000            --                 --        500,000
  Common stock issued in exchange for
    accrued expenses on December 30 at
    $2.50...............................           --        20,842        52,104            --                 --         52,104
  Stock options issued in exchange for
    accrued professional fees on
    December 31 at $1.35................           --            --       108,000            --                 --        108,000
  Stock options issued in exchange for
    future services on December 31 at
    $1.35...............................           --            --        39,750            --                 --         39,750
  Stock options issued for services.....           --            --            --       (93,749)                --        (93,749)
  Net loss..............................           --            --            --            --           (237,815)      (237,815)
                                           ----------     ---------   -----------      --------       ------------   ------------
BALANCE, December 31, 1993..............      676,000     2,060,019     2,390,760       (93,749)        (3,808,088)      (835,077)
  Common stock issued for cash at
    $2.50...............................           --        13,000        32,500            --                 --         32,500
  Amortization of deferred
    compensation........................           --            --            --       (93,749)                --         93,749
  Net loss..............................           --            --            --            --           (312,342)      (312,342)
                                           ----------     ---------   -----------      --------       ------------   ------------
BALANCE, December 31, 1994..............      676,000     2,073,019     2,423,260            --         (4,120,430)    (1,021,170)
  Common stock issued for cash at
    $2.50...............................           --        22,000        55,000            --                 --         55,000
  Common stock forfeiture...............           --      (678,836)   (1,193,943)           --                 --     (1,193,943)
  Common stock reissued at $2.50........           --       678,836     1,697,090            --                 --      1,697,090
  Stock options issued for services at
    $2.50...............................           --            --       105,000            --                 --        105,000
  Net loss..............................           --            --            --            --           (895,378)      (895,378)
                                           ----------     ---------   -----------      --------       ------------   ------------
BALANCE, December 31, 1995..............      676,000     2,095,019     3,086,407            --         (5,015,808)    (1,253,401)
  Common stock issued for cash at $2.50
    (net of commission).................           --       266,800       633,650            --                 --        633,650
  Stock options issued for services at
    $2.50...............................           --            --       103,950            --                 --        103,950
  Cash paid out for fractional shares...           --           (12)          (25)           --                 --            (25)
  Conversion of Revenue Participation
    Units into common stock.............     (676,000)      300,000     1,125,000            --           (449,000)            --

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

                                                                                       DEFERRED
                                                                                     COMPENSATION
                                             REVENUE                                      AND           DEFICIT
                                          PARTICIPATION                               UNREALIZED      ACCUMULATED
                                            UNITS AND          COMMON STOCK              GAINS         DURING THE
                                            PREFERRED     -----------------------      (LOSSES)       DEVELOPMENT
                                              STOCK        SHARES       AMOUNT      FROM SECURITIES      STAGE          TOTAL
                                          -------------   ---------   -----------   ---------------   ------------   ------------
  Common stock and warrants issued for
    cash at $7.60, less commissions and
    costs of public offering............   $       --     2,700,000   $18,176,781      $     --       $         --   $ 18,176,781
  Net loss..............................           --            --            --            --         (1,038,875)    (1,038,875)
                                           ----------     ---------   -----------      --------       ------------   ------------
BALANCE, December 31, 1996..............           --     5,361,807    23,125,763            --         (6,503,683)    16,622,080
  Stock options exercised...............           --       104,000         2,600            --                 --          2,600
  Stock options issued for services at
    $2.00...............................           --            --        60,000            --                 --         60,000
  Unrealized gains on available-for-sale
    securities..........................           --            --            --        20,256                 --         20,256
  Net loss..............................           --            --            --            --         (6,161,541)    (6,161,541)
                                           ----------     ---------   -----------      --------       ------------   ------------
BALANCE, December 31, 1997..............           --     5,465,807    23,188,363        20,256        (12,665,224)    10,543,395
  Common stock and warrants issued for
    cash under Line of Equity Agreement,
    net of issue costs..................           --       506,049     3,451,782            --                 --      3,451,782
  Stock options exercised by employees,
    directors, and consultants..........           --       134,000       340,560            --                 --        340,560
  Exercise of underwriters' warrant.....           --        41,000       373,920            --                 --        373,920
  Notes receivable for exercise of stock
    options.............................           --            --      (286,560)           --                 --       (286,560)
  Stock options issued for services.....           --            --       422,264            --                 --        422,264
  Warrant to purchase common stock
    issued in connection with equipment
    financing...........................           --            --        45,000            --                 --         45,000
  Fractional shares adjustment upon
    conversion of pre-split shares......           --            (2)           --            --                 --             --
  Unrealized gains on available-for-sale
    securities..........................           --            --            --         3,951                 --          3,951
  Net loss..............................                                                               (11,604,556)   (11,604,556)
                                           ----------     ---------   -----------      --------       ------------   ------------
BALANCE, December 31, 1998..............           --     6,146,854    27,535,329        24,207        (24,269,780)     3,289,756
  Sale of 400 shares of 5% Series A
    Preferred Stock, net of offering
    costs...............................    3,633,221            --            --            --                 --      3,633,221
  Allocation of warrants to purchase
    common stock granted to investment
    advisor.............................      (92,130)           --        92,130            --                 --             --
  Sales of common stock to Private
    Equity Line investor, net of costs
    of issuance.........................           --       109,819       949,387            --                 --        949,387
  Allocation of net proceeds of
    preferred stock offering to common
    stock warrants issued to
    investors...........................     (252,480)           --       252,480            --                 --             --
  Fair value of warrants issued as
    compensation to investment
    advisor.............................           --            --       204,280            --                 --        204,280
  Stock options issued for services.....           --            --         3,078            --                 --          3,078
  Unrealized losses on available for
    sale securities.....................           --            --            --       (18,864)                --        (18,864)
  Accrued preferred stock dividend......           --            --            --            --            (33,425)       (33,425)
  Net loss..............................           --            --            --            --         (4,418,598)    (4,418,598)
                                           ----------     ---------   -----------      --------       ------------   ------------
BALANCE, March 31, 1999 (unaudited).....   $3,288,611     6,256,673   $29,036,684      $  5,343       $(28,721,803)  $  3,608,835
                                           ==========     =========   ===========      ========       ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                     PERIOD FROM
                                                                                                                    JUNE 15, 1987
                                                                                            THREE MONTH ENDED        (INCEPTION)
                                                     YEARS ENDED DECEMBER 31,                   MARCH 31,              THROUGH
                                             ----------------------------------------   -------------------------     MARCH 31,
                                                1996          1997           1998          1998          1999           1999
                                             -----------   -----------   ------------   -----------   -----------   -------------
                                                                                               (UNAUDITED)           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.................................  $(1,038,875)  $(6,161,541)  $(11,604,556)  $(2,508,291)  $(4,418,598)  $(28,239,378)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
    Depreciation and amortization..........        7,898       220,950        460,500       106,735       122,425        988,327
    Issuance of common stock options and
      warrants for compensation............      103,950        60,000        422,264       134,442       207,358        898,572
    Amortization of deferred
      compensation.........................           --            --             --            --            --         93,749
    Compensation expense for extension of
      debt conversion agreements, net......           --            --             --            --            --        503,147
    Gain on sale of assets.................           --            --             --            --            --         (5,299)
    (Increase) decrease in other
      receivables..........................     (163,988)      (57,841)       109,277       130,478       (41,610)      (153,916)
    (Increase) decrease in prepaid expenses
      and refundable deposits..............     (238,187)     (130,402)      (180,715)      (86,848)      288,394       (211,891)
    Increase (decrease) in accounts payable
      and accrued expenses.................       11,278       630,018        303,615      (251,308)      209,441      1,648,495
    Increase (decrease) in accrued payroll
      and related taxes....................      103,388      (331,175)        81,370        79,677         6,740        726,804
    Increase in deferred rent..............           --            --         46,308        11,576         7,203         53,511
    Increase (decrease) in accrued interest
      to related parties...................          979      (122,396)            --            --            --        300,404
                                             -----------   -----------   ------------   -----------   -----------   ------------
      Net cash used in operating
        activities.........................   (1,213,557)   (5,892,387)   (10,361,937)   (2,383,539)   (3,618,647)   (23,397,475)
                                             -----------   -----------   ------------   -----------   -----------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.......     (131,600)   (3,563,790)      (236,785)      (61,734)     (210,832)    (4,283,182)
  Redemption (purchases) of marketable
    securities and short-term investments,
    net....................................   (7,448,546)    5,315,171        364,027       (58,991)   (1,322,135)    (3,091,483)
  Unrealized gain (loss) on available-for
    sale securities........................           --        20,256          3,951         1,410       (18,864)         5,343
  Payment of organization costs............           --            --             --            --            --        (66,093)
  Proceeds from sale of equipment..........           --            --             --            --            --         29,665
  Issuance of notes receivable.............           --            --             --            --            --        100,000
                                             -----------   -----------   ------------   -----------   -----------   ------------
      Net cash provided by (used in)
        investing activities...............   (7,580,146)    1,771,637        131,193      (119,315)   (1,551,831)    (7,305,750)
                                             -----------   -----------   ------------   -----------   -----------   ------------
CASH FLOW FROM FINANCING ACTIVITIES:
  (Repayment) of notes payable
    to/borrowings from related parties,
    net....................................      (22,500)           --             --            --            --        757,900
  Proceeds from (repayment of) bank line of
    credit.................................           --       850,000       (850,000)     (850,000)           --             --
  (Increase) decrease in restricted cash...           --      (935,000)       935,000       935,000            --             --
  Proceeds from long-term debt.............           --       326,625      1,500,000            --        33,786      1,860,411
  Repayment of long-term debt..............           --       (55,190)      (199,964)      (30,766)     (144,857)      (400,011)
  Proceeds from issuance of common stock
    and warrants including Revenue
    Participation Units converted to common
    stock, net of related offering costs
    and expenses...........................   18,810,406            --      3,451,782        55,230       949,387     24,618,972
  Proceeds from Preferred Stock Issuance,
    net of offering costs..................                                                             3,633,221      3,633,221
  Proceeds from exercise of stock
    options................................           --         2,600        714,480            --            --        717,080

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                                                                     PERIOD FROM
                                                                                                                    JUNE 15, 1987
                                                                                            THREE MONTH ENDED        (INCEPTION)
                                                     YEARS ENDED DECEMBER 31,                   MARCH 31,              THROUGH
                                             ----------------------------------------   -------------------------     MARCH 31,
                                                1996          1997           1998          1998          1999           1999
                                             -----------   -----------   ------------   -----------   -----------   -------------
                                                                                               (UNAUDITED)           (UNAUDITED)
  Receipt of notes from officers and
    directors for exercise of stock
    options................................  $        --   $        --   $   (286,560)  $        --   $        --   $   (286,560)
  Cash paid for fractional shares..........           --            --             --            --            --            (25)
  Cash at acquisition......................           --            --             --            --            --        200,612
                                             -----------   -----------   ------------   -----------   -----------   ------------
      Net cash provided by financing
        activities.........................   18,787,906       189,035      5,264,738       109,464     4,471,537     31,101,625
                                             -----------   -----------   ------------   -----------   -----------   ------------
  Net increase (decrease) in cash and
    equivalents............................    9,994,203    (3,931,715)    (4,966,006)   (2,393,390)     (698,941)       398,400
  Cash and equivalents, beginning of
    period.................................          859     9,995,062      6,063,347     6,063,347     1,097,341             --
                                             -----------   -----------   ------------   -----------   -----------   ------------
  Cash and equivalents, end of period......  $ 9,995,062   $ 6,063,347   $  1,097,341   $ 3,669,957   $   398,400   $    398,400
                                             ===========   ===========   ============   ===========   ===========   ============
SCHEDULE OF NONCASH INVESTING AND FINANCING
  ACTIVITIES:
  Conversion of accrued payroll into shares
    of common stock........................  $        --   $        --   $         --   $        --   $        --   $  1,141,838
                                             ===========   ===========   ============   ===========   ===========   ============
  Conversion of notes payable to related
    parties into shares of common stock....  $        --   $        --   $         --   $        --   $        --   $    500,000
                                             ===========   ===========   ============   ===========   ===========   ============
  Conversion of accrued interest into notes
    payable to related parties.............  $        --   $        --   $         --   $        --   $        --   $    300,404
                                             ===========   ===========   ============   ===========   ===========   ============
  Conversion of Revenue Participation Units
    into shares of common stock............  $   676,000   $        --   $         --   $        --   $        --   $    676,000
                                             ===========   ===========   ============   ===========   ===========   ============
  Issuance of stock options and warrants
    for services...........................  $   103,950   $    60,000   $    422,264   $   134,442   $   207,358   $    898,572
                                             ===========   ===========   ============   ===========   ===========   ============
  Issuance of warrant in connection with
    equipment financing....................  $        --   $        --   $     45,000   $        --   $        --   $     45,000
                                             ===========   ===========   ============   ===========   ===========   ============
  Issuance of warrants in connection with
    equity and debt financings.............  $        --   $        --   $         --   $        --   $   344,610   $    389,610
                                             ===========   ===========   ============   ===========   ===========   ============
  Conversion of other accrued liabilities
    to shares of common stock..............  $        --   $        --   $         --   $        --   $        --   $     52,104
                                             ===========   ===========   ============   ===========   ===========   ============
  Dividends on Preferred Stock payable in
    shares of common stock.................  $        --   $        --   $         --   $        --   $    33,425   $     33,425
                                             ===========   ===========   ============   ===========   ===========   ============

The accompanying notes are an integral part of these consolidated financial statements.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND NATURE OF BUSINESS

     NeoTherapeutics, Inc. (the "Company") was incorporated in Colorado as Americus Funding Corporation ("AFC") in December 1987. In August 1996, AFC changed its name to NeoTherapeutics, Inc. and in June 1997, the Company was reincorporated in the state of Delaware. At December 31, 1998, the Company had two wholly owned subsidiaries, Advanced ImmunoTherapeutics, Inc. ("AIT"), incorporated in California in June 1987, and NeoTherapeutics GmbH ("NEOT GmbH"), incorporated in Switzerland in April 1997. AIT became a wholly owned subsidiary of AFC in July 1989 in a transaction accounted for as a reverse acquisition. All references to the "Company" hereinafter refer to the Company, AIT and NEOT GmbH as a consolidated entity.

     The Company is a development stage biopharmaceutical enterprise engaged in the discovery and development of novel therapeutic drugs intended to treat neurodegenerative diseases and conditions, such as memory deficits associated with Alzheimer's disease and dementia, spinal cord injuries, stroke, Parkinson's disease, migraine and obesity. The accompanying consolidated financial statements include the results of the Company and its wholly-owned subsidiaries.

DEVELOPMENT STAGE ENTERPRISE

     The Company is in the development stage and, therefore, devotes substantially all of its efforts to research and development activities. Since its inception, the Company has incurred cumulative losses of approximately $23.8 million through December 31, 1998, and expects to incur substantial losses over the next several years. While the Company believes that its existing capital resources (including the proceeds from its line of equity financing and the private placement of preferred stock completed in January 1999 -- see Note 13) will be adequate to fund its capital needs for at least 12 months of operations, the Company also believes that, ultimately, it will require substantial additional funds in order to complete the research and development activities currently contemplated and to commercialize its proposed products. The Company's future capital requirements and availability of capital will depend upon many factors including, but not limited to, continued scientific progress in research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological developments, the cost of manufacturing scale-up, the cost of commercialization activities and other factors which may not be within the Company's control. Without additional funding, the Company may be required to delay, reduce the scope of or eliminate one or more of its research and development projects, or obtain funds through arrangements with collaborative partners or others which may require the Company to relinquish rights to certain technologies, product candidates or products that the Company would otherwise seek to develop or commercialize on its own. Other factors impacting the future success of the Company are the ability to develop products which will be safe and effective in treating neurological diseases, and the ability to obtain government approval as well as dependency on key personnel.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH AND EQUIVALENTS

     Cash and equivalents consist of cash and highly liquid investments of commercial paper and demand notes with original maturities of 90 days or less. At December 31, 1997, cash equivalents of $935,000 were pledged as collateral on a bank line of credit and were classified as restricted cash on the balance sheet. The note was repaid and the restricted cash was released during February 1998.

PREPAID EXPENSES AND ADVANCE DEPOSITS

     Prepaid expenses and advance deposits are capitalized and amortized over the period benefited, or as the related services are rendered (as applicable).

MARKETABLE SECURITIES

     The Company accounts for investments in marketable securities under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The statement requires investments in debt and equity securities to be classified among three categories as follows: held-to-maturity, trading and available-for-sale. As of December 31, 1998, all securities held by the Company were considered as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. Quoted market prices have been used in determining the fair value of these investments. Securities held-to-maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income on investment securities. A valuation allowance is not established to recognize temporary market value fluctuations as the Company has the intent and ability to hold these investments until maturity. Short-term investments consist of commercial paper and equivalent corporate obligations and are stated at amortized cost, with respect to held-to-maturity investments, and at fair value with respect to investments classified as available-for-sale securities.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost, less accumulated depreciation and amortization. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. Depreciation and amortization are computed using principally the straight-line method over the following estimated useful lives:

Equipment               5 to 7 Years
Leasehold Improvements  The shorter of useful life or lease
                        term

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

RESEARCH AND DEVELOPMENT

     All costs related to research and development activities are expensed in the period incurred.

GRANT REVENUE

     Revenue consists of amounts earned from grants which are recognized in accordance with the terms of the related agreements.

INCOME TAXES

     The Company follows Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided for the Company's net deferred tax asset.

STOCK BASED COMPENSATION

     The Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" in October 1995. SFAS 123 encourages companies to adopt a fair value approach to valuing stock options that would require compensation cost to be recognized based on the fair value of stock options granted. The Company has elected, as permitted by the standard, to continue to follow its intrinsic value based method of accounting for stock options issued to employees consistent with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic method, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the measurement date over the exercise price.

NET LOSS PER SHARE

     Net loss per share is calculated using the weighted average number of shares outstanding for the period. Common stock options and warrants are excluded from the computation as their effect would be antidilutive. In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share," which requires companies to present basic earnings per share and diluted earnings per share, instead of the primary and fully diluted earnings per share
(EPS) as previously required. The new standard was adopted by the Company in 1997. In 1996 the difference between previously reported EPS and restated EPS in accordance with SFAS No. 128 amounted to an increased loss of $0.01 per share.

NEW PRONOUNCEMENTS

     Comprehensive Income. Effective for fiscal years beginning after December 15, 1997, SFAS No. 130 "Reporting Comprehensive Income" requires that comprehensive income

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

and its components, as defined in the statement, be reported in a financial statement. Current accounting standards require that certain items such as (1) foreign currency translation adjustments, (2) unrealized gains and losses on certain investments in debt and equity securities, and (3) unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity, without having been recognized in the determination of net income. Effective for fiscal years beginning after December 15, 1997, comprehensive income must be reported "in a financial statement that is displayed with the same prominence as other financial statements." While the Company adopted the provisions of SFAS No. 130 for the 1998 fiscal year, the adoption of this standard did not have a material effect on the presentation of the Company's financial statements.

     Segment Reporting. SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information" is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 replaces SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and several other pronouncements that amended SFAS No. 14. SFAS No. 131 requires the disclosure of extensive information about an entity's operating segments. In addition to disclosure of information about multiple reporting segments, an enterprise is required to report certain disaggregated information, even if it functions as a single operating unit. Management believes that the Company currently operates under a single segment. Adoption of SFAS No. 131 in 1998 did not materially impact the Company's financial statement disclosures.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Statement 133 is effective for fiscal years beginning after June 15, 2000, although earlier implementation is allowed. Management plans to adopt the Standard in fiscal 2000 and believes that its adoption will not have a material impact on the Company.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

2. RELATED PARTY TRANSACTIONS

     During 1987 and 1988, the Company's Chief Executive Officer, who is also a major stockholder of the Company, loaned a total of $270,650 to the Company for working capital purposes, of which $250,000 plus $2,000 of accrued interest was canceled in December 1988 in exchange for the issuance of 28 Revenue Participation Units ("RPU's"). The RPU's, in turn, were converted into 112,000 shares of common stock (see Note 8).

     From 1989 through 1993 the Company borrowed an additional $757,900 from the Chief Executive Officer which, together with accrued interest of $300,404, aggregated $1,058,304 on December 31, 1993, at which time the Company issued 200,000 shares of common stock to the Chief Executive Officer in exchange for cancellation of $500,000 of loans made to the Company. The remaining $257,900 in principal and accrued interest of $300,404 were converted to a $558,304 promissory note which, as amended from time to time, is currently unsecured, and is payable upon demand. Interest is payable monthly at the annual rate of 9%.

     In September 1990, the Company issued a warrant to the Chief Executive Officer to purchase up to 88,173 shares of common stock of the Company at any time between September 1, 1990 and August 31, 1995, for $3.75 per share. Effective August 31, 1995, the expiration date of the warrant was extended to August 31, 2000.

     On July 8, 1998, Stephen Runnels, our Executive Vice President, borrowed $50,000 from us on an unsecured basis. The note bears interest at 9% per year. The note and all accrued but unpaid interest is due on the earlier of 30 days after termination of employment or July 8, 2000 (extended by us from July 8, 1999).

ASSIGNMENT OF PATENTS BY CHIEF EXECUTIVE OFFICER

     The Chief Executive Officer of the Company has assigned all of his rights in the following three patents to the Company:
     U.S. Patent No. 5,091,432 issued on February 25, 1992;
     U.S. Patent No. 5,447,939 issued on September 5, 1995; and
     U.S. Patent No. 5,801,184 issued on September 1, 1998.

     In connection with the assignment of these patents to the Company, the Chief Executive Officer and the Company entered into royalty agreements, which expire concurrently with the expiration of the underlying patents and any patents derived therefrom. Under each of the Agreements, as amended, the Company is obligated to pay the Chief Executive Officer a royalty of two percent (2%) of all revenues derived by the Company from the use and sale by the Company of any products or methods included in the patents. Further, in the event that the Chief Executive Officer's employment is terminated by the Company without cause, the royalty rate under each Agreement was to be increased to five percent (5%). Finally, in the event of the Chief Executive Officer's death, the family or estate is entitled to continue to receive under each Agreement royalties at a rate of two percent (2%) for the duration of the respective Agreement.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

MCMASTER UNIVERSITY AGREEMENT

     On July 10, 1996, the Company entered into a license agreement with McMaster University (the "University") which allows the Company use of certain chemical compounds developed by the University covered in the patents filed jointly by the Company and the University. Under the agreement, the Company paid a one time licensing fee of $15,000 and is obligated to pay an annual royalty of five percent (5%) on net sales of products containing compounds developed by the University. The Company commenced payment of minimum annual royalties of $25,000 beginning July 1997. A second payment of $25,000 was made in July 1998. The third patent noted above was also jointly filed by the Company and the University and is subject to the same royalty agreement.

EMPLOYMENT AGREEMENT

     Effective July 1, 1996, the Company entered into an employment agreement with the Chief Executive Officer. The agreement, among other things, provides for the grant of incentive stock options, an annual base salary with annual increases and an annual bonus based on the Company's attainment of certain performance objectives. The agreement, which was originally scheduled to terminate on June 30, 1999, was extended to December 31, 1999. The agreement also provides for guaranteed severance payments upon the Chief Executive Officer's termination of employment without cause, or upon a change of control of the Company. In connection with entering into this agreement, the Chief Executive Officer was granted an incentive option to purchase 75,000 shares of common stock at 110 percent of fair market value at the date of grant ($4.13 per share). This option vests in three equal increments over the life of the original agreement.

3. MARKETABLE SECURITIES

     Marketable securities at December 31, 1997 and 1998 were as follows:

                                                  GROSS        GROSS
                                                UNREALIZED   UNREALIZED     MARKET
       TYPE OF INVESTMENT             COST        GAINS       (LOSSES)      VALUE
       ------------------          ----------   ----------   ----------   ----------
December 31, 1997:
  Held-to-Maturity:
     Corporate Bonds.............  $  168,992    $    --       $  --      $  168,992
                                   ----------    -------       -----      ----------
  Available-for-Sale:
     U.S. Government Treasury
       Notes and Bonds...........   1,292,951     10,218        (388)      1,302,781
     U.S. Government guaranteed
       securities................     447,900      8,770          --         456,670
     Corporate Bonds.............     203,276      1,656          --         204,932
                                   ----------    -------       -----      ----------
          Total securities
             available...........   1,944,127     20,644        (388)      1,964,383
                                   ----------    -------       -----      ----------
          Total Investments......  $2,113,119    $20,644       $(388)     $2,133,375
                                   ==========    =======       =====      ==========

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

December 31, 1998:
  Available-for-Sale:
     U.S. Government Treasury
       Notes and Bonds...........  $  894,516    $13,076       $  --      $  907,592
     U.S. Government guaranteed
       securities................     156,112      4,971          --         161,083
     Corporate Bonds.............     694,513      6,160          --         700,673
                                   ----------    -------       -----      ----------
          Total Investments......  $1,745,141    $24,207       $  --      $1,769,348
                                   ==========    =======       =====      ==========

     The above securities are shown in the accompanying balance sheet at December 31, 1997 and 1998, as follows:

December 31, 1997:
     Marketable securities and short-term investments:
       Held-to-Maturity.....................................  $  168,992
       Available-for-Sale...................................   1,964,383
                                                              ----------
                                                              $2,133,375
                                                              ==========
  December 31, 1998:
     Marketable securities and short-term investments:
       Available for Sale...................................  $1,769,348
                                                              ==========

     There were no sales of securities for the year ended December 31, 1997. For the year ended December 31, 1998, sales of securities aggregated $1,169,156, realizing net gains of $15,310 therefrom.

4. DEBT

     During August 1997, the Company established a Line of Credit Agreement with its bank which expired August 30, 1998. At December 31, 1997, the Company was indebted to the bank for $850,000 under the Agreement. The interest rate was approximately 8% at December 31, 1997. Such debt was collateralized by restricted cash equivalents in the amount of $935,000. During February 1998 the related note was repaid and the restricted cash was released.

     In September 1997, the Company financed the premium for a three year insurance policy through a borrowing from the insurer. The loan is payable through August 2000 in monthly installments of $9,475, including principal and 8.25% interest.

     In September 1998, the Company entered into a $2 million Master Note and Security Agreement (the "Note") with a finance company affiliated with its bank. Through December 31, 1998, the Company borrowed $1,500,000 under the Note for equipment and computer software purchases and has an additional $500,000 available over the next year for similar purchases. Borrowings are collateralized by substantially all of the Company's assets, exclusive of its patents and other intellectual properties. The note requires monthly repayments of $41,277, bears interest at approximately 12% and is due March 2002, at which time a final principal installment of $150,000 is due. The Company has also granted

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

to the finance company a warrant to purchase up to 13,459 shares of its common stock at $7.43 a share which was valued at $45,000 using the Black-Scholes option-pricing model with the following assumptions: Risk-free interest rate of
5.02 percent; expected life of three years; expected volatility of 75.3 percent. The warrant was recorded as a prepaid expense and is being amortized using the effective interest method over the life of the note.

     Future installments of debt principal are as follows:

YEAR ENDING
DECEMBER 31                                            AMOUNT
-----------                                          ----------
1999...............................................  $  445,297
2000...............................................     460,476
2001...............................................     437,433
2002...............................................     228,265
                                                     ----------
                                                     $1,571,471
                                                     ==========

5. REVENUE FROM GRANTS

     In July 1995, a Small Business Innovative Research Grant (the SBIR Grant) from the National Institutes of Health was completed and no additional funds were due or collected. The Company has received an aggregate of $497,128 from the SBIR Grant.

6. PROVISION FOR INCOME TAXES

     No provision for federal and state income taxes has been recorded, as the Company has incurred net operating losses through December 31, 1998. At December 31, 1998, the Company and its domestic subsidiary had approximately $14.7 million of federal net operating loss carryforwards available to offset future United States taxable income, if any. Such carryforwards expire on various dates beginning 2009 through 2018. The primary differences between the tax and financial reporting basis of assets and liabilities is the capitalization of certain start-up expenses for income tax reporting purposes which are expensed for financial reporting purposes. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include but are not limited to, a cumulative ownership change of more than 50 percent over a three year period. At December 31, 1998, the effect of such limitation, if imposed, has not been determined. The Company's foreign subsidiary has a loss carryforward of approximately $5.0 million at December 31, 1998, resulting principally from the transfer of licensing rights by the Parent to the foreign subsidiary and from the Parent Company's allocation of research and development costs to the foreign subsidiary during the period April 1997 through December 1998. The Company has recognized a valuation allowance for the full amount of the deferred tax benefit arising from these net operating losses due to the uncertainty of its realization.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

7. COMMITMENTS AND CONTINGENCIES

FACILITY LEASES

     During late June 1997, the Company relocated to a new facility, which it leases from a property developer under a non-cancelable operating lease expiring in June 2004. The lease requires monthly rent payments ranging from $38,800 to $47,600, plus cost of living adjustments (as defined, including certain minimum increases) over its term, property taxes, insurance and maintenance reimbursements. The lease contains two five year options to renew at fair value rates in effect at the time of renewal. In addition, the Company leases certain office and telephone equipment under non-cancelable operating leases expiring in 2002. Minimum lease requirements for each of the next five years and thereafter under the aforementioned property and equipment leases follows:

                    YEAR ENDING
                   DECEMBER 31:                        AMOUNT
                   ------------                      ----------
1999...............................................  $  501,600
2000...............................................     517,800
2001...............................................     513,400
2002...............................................     542,100
2003...............................................     554,200
2004...............................................     285,400
                                                     ----------
                                                     $2,914,500
                                                     ==========

     Rent expense for the years ended December 31, 1996 and 1997 and 1998 aggregated approximately $26,800, $372,000 and $572,400 and respectively.

RESEARCH AND FELLOWSHIP GRANTS

     At December 31, 1998, the Company has committed to pay approximately $570,000 to a number of universities to conduct general scientific research programs and $50,000 to the Reeve-Irvine Research Center at The University of California Irvine, to provide for a Fellowship Grant. Payment of these grants and the fellowship is anticipated to amount to approximately $442,000 and $178,000 in 1999 and 2000, respectively. Grant expense for 1996, 1997 and 1998 amounted to approximately $60,500, $335,000 and $465,900, respectively.

MAJOR CLINICAL TRIAL

     In October 1998 the Company entered into an agreement with a contract research organization to conduct a clinical trial in three countries involving approximately 400 patients. The agreement, which is cancelable by either party upon thirty days notice, is expected to result in aggregate expenditures ranging from $4 to $5 million over the course of one year. Through December 31, 1998, the Company had expended approximately $360,000 in connection with this clinical trial, of which approximately $265,000 was reflected as an advance at December 31, 1998, for services to be rendered in the first quarter of 1999.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

LITIGATION

     On December 10, 1998, the Company was served with a lawsuit initiated by four former employees of the Company. The lawsuit, which was filed in the Superior Court of Orange County, California, also names Dr. Alvin J. Glasky, the Company's founder and Chief Executive Officer, as a defendant. The lawsuit arises from a dispute concerning the termination, as of December 31, 1997, of agreements entered into as of June 1990 and December 1993 between the Company and each of the former employees, pursuant to which the employees agreed to accept an aggregate of 278,589 shares of the Company's common stock, subject to forfeiture provisions, in exchange for the cancellation of indebtedness owed to them by the Company arising from unpaid compensation and expenses in the total amount of $458,411. Pursuant to the agreements, the employees were not entitled to keep the shares unless the Company achieved a specified revenue goal by a specified date, as determined by the Company's independent auditors in accordance with generally accepted accounting principles. Under the agreements, as amended, the Company was required to achieve total operating revenues from the date of each agreement through December 31, 1995, in a cumulative amount of at least $500,000. When the Company failed to achieve this goal, the agreements were amended to extend the deadline until December 31, 1997 and increase the revenue goal to a cumulative amount of at least $1,000,000. The agreements provide that, if the revenue goals are not achieved by the stated deadline, the shares will be forfeited and the employees will be required to return the shares to the Company. The Company did not achieve the required revenue goals either by December 31,1995, or by December 31, 1997. The Company's total revenues from inception through December 31, 1995, were only $497,128. The Company did not have any revenues in 1996 or 1997, and the total revenues from inception through December 31, 1997 remained at $497,128. In the lawsuit the plaintiffs allege, among other things, that the cumulative revenues of the Company were or should have been in excess of $500,000 as of December 31, 1995, and that the defendants fraudulently induced the plaintiffs into entering into the agreements and the subsequent amendments to the agreements. The lawsuit asks for damages in excess of $4,000,000 or, in the alternative, that the forfeiture restrictions be removed and the plaintiffs be allowed to keep their shares of common stock. The plaintiffs are also seeking punitive damages and reimbursement of attorneys' fees and costs.

     In March 1999, the Company filed a cross-complaint against the plaintiffs to seek a determination that the plaintiffs' shares have in fact been forfeited, and to obtain a court order requiring the plaintiffs to return their shares to the Company for cancellation. The lawsuit is in the early stages of discovery and no trial date has been set. Management of the Company believes that the plaintiffs' claims are without merit and that the resolution of this matter will not have a material adverse effect on the financial condition or results of operations of the Company. The Company intends to vigorously defend the lawsuit and to pursue the cross-complaint for the return and cancellation of all of the disputed shares.

     At the same time that the plaintiffs entered into their agreement with the Company in 1990 and 1993, Dr. Alvin J. Glasky and his wife, who was then and is now an employee of the Company, also entered into agreements with the Company that were identical to those

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

entered into by the plaintiffs, pursuant to which Dr. and Mrs. Glasky received an aggregate of 400,244 shares of common stock subject to identical forfeiture provisions, in exchange for the cancellation of indebtedness owed to them by the Company arising from unpaid compensation and expenses in the total amount of $755,531. Dr. and Mrs. Glasky entered into an agreement with the Company on December 21, 1998, pursuant to which they have agreed to surrender for cancellation the same proportion of their restricted shares as the plaintiffs are required to surrender based on the final resolution of the lawsuit. Because the suit is in its early stages, counsel for the Company is unable to opine on the merits of the suit. However, management intends to defend the action, which it believes is without merit, and to vigorously pursue the return and cancellation of all of the disputed shares. Until such time as the matter is finally resolved, the Company is continuing to account for all of the shares, which it has deemed forfeited, as issued and outstanding.

8. STOCKHOLDERS' EQUITY

REVENUE PARTICIPATION UNITS

     In 1988 and 1989, AIT raised private placement funds via a financial instrument specified as a Revenue Participation Unit ("RPU"). The Company raised an aggregate of $676,000 from the issuance of seventy-five RPU's at prices ranging from $9,000 to $10,000 per RPU. The RPU's entitled holders to cash payments based on stipulated percentages of revenues. Holders of RPU's were entitled to convert to common stock at any time and AIT had the option to redeem the RPU's subject to certain conditions by paying cash or in exchange for common stock.

     In July 1996, the Company offered, and all RPU holders accepted, an option to convert each RPU unit into 4,000 shares of common stock (300,000 shares in the aggregate) in exchange for waiving all rights as an RPU holder.

REVERSE STOCK SPLIT

     In June 1996, the Board of Directors authorized, with shareholder approval, a reverse split of the Company's outstanding common stock on the basis of 1 share for each 2.5 shares of the then outstanding common stock. The Board of Directors also authorized, with shareholder approval, an increase in the authorized common stock from 10 million to 25 million shares and the creation of a new class of preferred stock with the authorization to issue up to 5 million shares of such preferred stock. All references to common stock amounts and loss per share in the accompanying financial statements give effect to the reverse stock split.

REINCORPORATION

     During June 1997, the stockholders of the Company approved the reincorporation of the Company as a Delaware corporation. In connection therewith, a par value of $0.001 per share was assigned to the common stock of the Company. The total number of authorized and issued shares remained unchanged.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

COMMON STOCK

     During 1993, the Company issued to a financial consultant in exchange for investment banking services, 40,000 shares of common stock at $1.35 per share, the market value on issuance date, for an aggregate amount of $54,000.

     During 1994, three investors bought 13,000 shares of restricted (restrictions as to transferability) common stock at $2.50 per share, for an aggregate amount of $32,500, through a private placement. During 1995, six investors bought 22,000 shares of restricted common stock at $2.50 per share, for an aggregate amount of $55,000, through a private placement.

     From January 1, 1996, to June 20, 1996, 266,800 shares of restricted (restrictions as to transferability) common stock were issued at $2.50 per share, for an aggregate amount of $633,650 (net of commission), through a private placement.

     In June 1996, the Company filed a registration statement with the Securities and Exchange Commission offering to the public 2,500,000 units (the "Units"), each Unit consisting of one share of the Company's common stock and one warrant to purchase one share of common stock (the "warrants"). The registration statement became effective on September 26, 1996, and on October 1, 1996, the Company realized $17,363,003 in net proceeds from the sale of the 2,500,000 Units.

     On October 11, 1996, the principal underwriter of the offering exercised a portion of its overallotment option and purchased 200,000 Units for net cash of $1,389,280. The Units separated immediately following issuance and the common stock and warrants that made up the Units trade only as separate securities.

     On March 27, 1998, the Company executed a $15 million Private Equity Line of Credit Agreement (the "Agreement") with a private investor. The Agreement provides for the Company, at its sole discretion, and subject to certain restrictions, to periodically sell ("put") shares of its common stock to the investor. Puts can be made every 15 days in amounts ranging from $250,000 to $2,000,000, depending on the trading volume and the market price of the stock at the time of each put, subject to aggregate minimum puts of $1 million over the life of the Agreement. At the time of each put, the investor receives a discount of 12% from the then current average market price, as determined under the Agreement. Pursuant to the Agreement, the Company also issued to the investor warrants to purchase 25,000 shares of common stock at $11.62 per share. As of December 31, 1998, the Company had put a total of 506,049 shares of its common stock to the investor pursuant to the Agreement resulting in net proceeds of approximately $3,452,000.

     On August 31, 1998, certain officers and directors of the Company exercised non-qualified stock options and purchased 62,000 shares of common stock. The exercise price of the stock options was at $4.50 per share for 50,000 shares and $5.13 per share for 12,000 shares for an aggregate purchase price of $286,560, represented by notes issued by the purchasers. The notes are full recourse promissory notes bearing interest at 7% and are collateralized by the stock issued upon the exercise of the stock options. Interest and

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

principal are payable two years after the issue dates. The notes have been offset against the underlying common stock in the accompanying financial statements.

9. STOCK OPTIONS

     The Company has two stock option plans: the 1991 Stock Incentive Plan (the "1991 Plan") and the 1997 Stock Incentive Plan (collectively, the "Plans"). The Plans were adopted by the Company's shareholders and Board of Directors in May 1991 and June 1997, respectively, and provide for the granting of incentive and nonqualified stock options as well as other stock-based compensation. The 1991 Plan, as amended, authorizes for issuance up to 401,430 shares of the Company's common stock. Options which have been granted under the 1991 Plan contain vesting provisions determined by the Board of Directors which range from one to four years. The 1997 Plan authorizes for issuance up to 500,000 shares of the Company's common stock. Under the Plans, shares of the Company's common stock may be granted to directors, officers and employees of the Company, except that incentive stock options may not be granted to non-employee directors.

     The Plans provide for issuance of incentive stock options having exercise prices equal to the fair market values of the stock at the times of grant of the options or, in certain circumstances, at option prices at least equal to 110 percent of the fair market value of the stock at the time the options are granted. An option granted under the Plans is exercisable in such a manner and within such period, not to exceed ten years from the date of the grant, as shall be set forth in a stock option agreement between the employee and the Company.

     Stock options have also been issued outside of the aforementioned plans to various consultants. During the period of December 1993 through December 1996, the Company issued a total of 194,000 options to purchase common stock to two technical consultants and a financial consultant in exchange for past and future services. The options are exercisable through December 31, 2001, at an exercise price of $0.025 per share. As the exercise price was lower than the fair market value of the stock on the date the options were granted, compensation expense was recorded for the difference between the option exercise price and the estimated fair market value of the stock as determined by the Board of Directors on the grant date. All options and warrants issued outside of the Plans were vested and exercisable upon issuance. In September 1990, the Company issued a warrant to the Chief Executive Officer of the Company to purchase 88,173 shares of common stock at $3.75 per share. The warrant expires August 31, 2000.

     In January 1997, the Company issued to a financial consultant, 10-year options to purchase 180,000 shares of the Company's common stock at the exercise price of $3.875 per share, of which 30,000 options vested immediately. In November 1998, the Company issued to the same financial consultant additional 10-year options to purchase 25,000 shares of the Company's common stock at an exercise price of $8.5625 per share, all of which vested immediately. The Company recognized $103,950, $60,000 and $422,264 of compensation expense for these options in 1996, 1997 and 1998, respectively. Compensation expense was determined in accordance with SFAS No. 123, with the fair

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

values determined using the Black-Scholes option-pricing model at the original grant dates. Management believes that the fair value results using calculations over the respective vesting periods of these options would not have been materially different.

     A summary of stock option activities are as follows:

                                            1996                       1997                        1998
                                  ------------------------   -------------------------   -------------------------
                                               WEIGHTED                    WEIGHTED                    WEIGHTED
                                               AVERAGE                     AVERAGE                     AVERAGE
                                  SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE
                                  -------   --------------   --------   --------------   --------   --------------
Outstanding at beginning of
  year..........................  240,173       $0.24         447,173       $3.15         658,173       $4.66
Granted.........................  207,000        3.39         329,000        5.37         331,300        8.03
Exercised.......................       --          --        (104,000)      0.025        (134,000)       2.54
Forfeited.......................       --          --         (14,000)       4.29          (1,600)       8.88
                                  -------       -----        --------       -----        --------       -----
Outstanding, at end of year.....  447,173       $3.15         658,173       $4.66         853,873       $5.78
                                  =======       =====        ========       =====        ========       =====
Exercisable, at end of year.....  270,173       $0.21         363,923       $1.18         391,048       $1.95
                                  =======       =====        ========       =====        ========       =====

     The following table summarizes information about stock options outstanding at December 31, 1998:

                               WEIGHTED    WEIGHTED                 WEIGHTED
   RANGE OF        NUMBER       AVERAGE    AVERAGE      NUMBER      AVERAGE
   EXERCISE      OUTSTANDING   REMAINING   EXERCISE   EXERCISABLE   EXERCISE
    PRICES       AT 12/31/98     LIFE       PRICE      12/31/98      PRICE
   --------      -----------   ---------   --------   -----------   --------
$0.025              30,000       2.00       $0.025       30,000      $0.025
3.75 to 5.625      441,673       6.89        4.16       198,673       3.93
5.626 to 12.88     382,200       8.89        8.53       162,375       9.16

     As of December 31, 1998, there were 349,700 options outstanding under the 1997 Plan and 181,000 options outstanding under the 1991 Plan. The remaining 323,173 outstanding options were granted outside of option plans.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for stock options granted to employees, and does not recognize compensation expense when the exercise price of the options equals the fair market value of the underlying shares at the date of grant. Directors' stock options are treated in the same manner as employee stock options for accounting purposes. Under SFAS No. 123, the Company is required to present certain pro forma earnings information determined as if employee stock options were accounted for under the fair value method of that statement.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1996, 1997 and 1998, respectively: risk-free interest rates of 6.52% (1996), 6.37% (1997) and 4.96% (1998); zero expected dividend yields; expected lives of 5 years; expected volatility of 50 percent in 1996 and 1997, and 75.26 percent in 1998.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

     For purposes of the following required pro forma information, the weighted average fair value of stock options granted in 1996, 1997 and 1998 was $2.14, $3.06 and $4.96, respectively. The total estimated fair value is amortized to expense over the vesting period.

                                          1996           1997            1998
                                       -----------    -----------    ------------
Pro forma net loss...................  $(1,218,389)   $(6,551,287)   $(12,395,411)
Pro forma basic and diluted loss per
  share..............................  $     (0.37)   $     (1.21)   $      (2.21)

10. SALARY DEFERRAL PLAN

     The Company established a 401(k) Salary Deferral Plan on January 1, 1990. The Plan allows eligible employees to defer part of their income on a tax-free basis. Contributions by the Company to the Plan are discretionary upon approval by the Board of Directors. To date, the Company has not made any contributions into the Plan.

11. RESEARCH ACTIVITIES

     During 1995, the National Institute on Aging (NIA) and the National Institute for Mental Health (NIMH) issued contracts to an independent subcontractor of theirs to manufacture Neotrofin(TM) for animal and human testing programs. The NIA also issued an additional contract to one of its subcontractors to conduct the subchronic animal toxicity studies required by the U.S. Food and Drug Administration as a part of an Investigational New Drug (IND) application for Neotrofin(TM). The entire cost of these two contracts was funded by the NIA and NIMH directly to the subcontractors.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

12. UNAUDITED QUARTERLY FINANCIAL INFORMATION

     The following is a summary of the unaudited quarterly results of operations for fiscal 1998, 1997 and 1996 (in thousands except per share data):

                                       MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                       --------   -------   ------------   -----------
FISCAL 1998
  Revenues...........................  $    --    $    --     $    --        $    --
  Total operating expenses...........    2,528      2,643       2,984          3,509
  Net loss...........................  $(2,508)   $(2,581)    $(3,000)       $(3,515)
Basic and diluted loss per share.....  $ (0.46)   $ (0.47)    $ (0.54)       $ (0.60)
Shares used in calculation...........    5,467      5,493       5,570          5,918

FISCAL 1997
  Revenues...........................  $    --    $    --     $    --        $    --
  Total operating expenses...........    1,048      1,406       1,977          2,419
  Net loss...........................  $  (819)   $(1,212)    $(1,813)       $(2,318)
Basic and diluted loss per share.....  $ (0.15)   $ (0.23)    $ (0.33)       $ (0.42)
Shares used in calculation...........    5,362      5,365       5,433          5,466

FISCAL 1996
  Revenues...........................  $    --    $    --     $    --        $    --
  Total operating expenses...........       60        183         270            762
  Net loss...........................  $   (73)   $  (197)    $  (260)       $  (508)
Basic and diluted loss per share.....  $ (0.03)   $ (0.07)    $ (0.09)       $ (0.13)
Shares used in calculation...........    2,405      2,767       2,757          3,914

13. INFORMATION RELATED TO INTERIM FINANCIAL STATEMENTS AND SUBSEQUENT EVENTS (UNAUDITED)

BASIS OF PRESENTATION

     The unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information presented not misleading. These unaudited financial statements reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the results of operations, changes in cash flows and financial position as of and for the periods presented. These unaudited financial statements should be read in conjunction with the audited financial statements and related noted thereto, appearing elsewhere herein. The results for the interim periods presented are not necessarily indicative of results to be expected for a full year.

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

RESEARCH AND FELLOWSHIP GRANTS

     The Company periodically makes non-binding commitments to various Universities and not-for-profit research organizations to fund scientific research and fellowship grants that may further the Company's research programs. As of March 31, 1999, the Company had committed to pay, through December 2000, approximately $650,000 for such grants and fellowships. Grant expense for the three-month periods ended March 31, 1999 and 1998, amounted to $83,000 and $71,000, respectively.

PREFERRED STOCK

     On January 29, 1999, the Company entered into an agreement with two private investors to sell up to $6 million of 5% preferred stock, with rights of conversion into common stock. The financing consists of two tranches of preferred stock. The first tranche of $4.0 million was sold on January 29, 1999, and for an initial period of 120 days is convertible into common stock at a fixed price of $13.06 per share. Thereafter, the preferred stock is convertible at the lesser of the fixed price or a variable rate of 101% of the average of the ten lowest closing bid prices of the common stock during the thirty days immediately preceding the conversion date. In no event can the first tranche be converted into more than 1,450,000 shares. The second tranche of $2.0 million can be sold at the Company's option approximately 6 months after the effective date of the Preferred Stock Agreement, subject to the satisfaction by the Company of certain conditions. The preferred stock in the second tranche will contain terms and conditions for conversion similar to the first tranche, except that the fixed conversion price will be set at 125% of the average market price of the common stock at the time of the second closing. Dividends on the preferred stock are payable in cash or in common stock, at the option of the Company, at the annual rate of 5%. At March 31, 1999, the Company accrued dividends payable of $33,425, which are payable in cash or common stock upon conversion of the preferred shares into common stock. The preferred stock has a liquidation preference over the common stock equal to the stated value of $4.0 million plus any accrued dividends. Additional features of the preferred stock issue include, among other things, a redemption feature at the Company's option if the common stock trades below a floor of $5 per share or above a ceiling of $20 per share.

     The Company paid cash offering expenses of approximately $367,000 for finder's fees and legal services, which were offset against the proceeds of the offering in the accompanying financial statements. In connection with the financing, the Company also granted warrants to purchase an aggregate of 155,000 shares of its common stock to the preferred stock investors and others. The warrants are exercisable for periods ranging from 3 to 5 years at prices ranging from $11.00 to $12.98 per share. The valuation of these warrants was determined using the Black-Scholes Option-Pricing Model with the following assumptions:

Expected life..................................    3 to 5 years
Volatility.....................................       75.26%
Risk-free interest rate........................   4.62% to 4.66%
Dividend yield.................................         0%

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

     The warrants to purchase 155,000 shares of common stock referred to above include the following: The Company granted to an investment advisor a warrant to purchase 40,000 shares of common stock as consideration for its waiver of a preexisting right of first refusal. Using the valuation model described above, this warrant had a fair value of $204,280, which is included in the statement of operations. The Company also granted to the finder in the preferred stock financing, a warrant to purchase 15,000 shares of common stock having a fair value of $92,130, which was offset against the offering proceeds. Warrants to purchase 75,000 shares of common stock were granted to the preferred stock investors as a part of the offering. As such, $252,480 of the net offering proceeds was allocated to the investors' warrants based upon their relative fair value. The remaining warrant to purchase 25,000 shares of common stock was granted to the Company's existing Equity Line investor as consideration for the waiver of certain pre-existing anti-dilution rights that might have been triggered by the preferred stock financing. Because common stock and common stock equivalents are presented in the same manner, the grant of this warrant had no impact on the presentation in the accompanying financial statements.

COMMON STOCK AND WARRANTS

     During the quarter ended March 31, 1999, the Company sold to a private investor, pursuant to its existing Equity Line Agreement, an aggregate of 109,819 shares of common stock for cash proceeds of $950,000.

     On May 11, 1999, the Company completed a private placement of 400,000 shares of common stock and warrants to purchase 80,000 shares of common stock to a group of private investors for a total purchase price of $4.0 million. Each warrant entitles the investor to purchase one share of common stock at an exercise price of $15.00 per share. The warrants expire May 10, 2004, and may be called by the Company if the closing price of the common stock remains at $30.00 per share or above for any 20 out of any 30 consecutive trading days. The shares of common stock sold to the investors, and the shares issuable upon exercise of the warrants, may be resold in compliance with the provisions of Rule 144 under the Securities Act of 1933, including the one year holding period requirement of said Rule.

     Effective May 17, 1999, the Company issued 12,500 shares of common stock to the law firm of Stradling Yocca Carlson & Rauth in consideration for past legal services rendered in the amount of $70,000, and issued a five-year warrant to purchase 25,000 shares at an exercise price of $11.40 per share in consideration for a discount of 15% on fees for legal services rendered during the months of March through December, 1999.

EMPLOYMENT AGREEMENT

     On May 6, 1999, the Company entered into an employment agreement with the Chief Executive Officer. The agreement will take effect on January 1, 2000, when the Chief Executive Officer's current agreement expires, and is for a term of three years. The agreement requires the Chief Executive Officer to devote his entire productive time, ability and attention to the Company during the term of the agreement, and is terminable by the

                     NEOTHERAPEUTICS, INC. AND SUBSIDIARIES
                        (A DEVELOPMENT STAGE ENTERPRISE)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1998

Company at any time with or without cause, as defined in the agreement. The agreement provides for an annual base salary of $215,000 with automatic annual cost of living adjustments, and annual bonus and increases in base salary to be determined by the Board of Directors or the Compensation Committee, based on an evaluation of the Chief Executive Officer's performance and the performance of the Company. In addition to the salary and any bonus, the agreement requires the Company to provide the Chief Executive Officer with an automobile and pay for all costs associated with operating such automobile, less costs for personal use as required by the Internal Revenue Code. The agreement also provides for guaranteed severance payments equal to the Chief Executive Officer's annual base salary over the remaining life of the agreement if the Company terminates his employment without cause or if the Chief Executive Officer terminates his employment with good reason. Pursuant to the employment agreement, the Company granted an option to the Chief Executive Officer to purchase 225,000 shares of common stock at a price per share equal to the market price on the date of grant, vesting in three equal annual installments commencing May 6, 2000.

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YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF THE COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

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                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    3
The Offering........................    5
Risk Factors........................    6
Forward-Looking Statements..........   16
The Company.........................   16
Use of Proceeds.....................   17
Market Price of Common stock........   18
Dividend Policy.....................   18
Dilution............................   19
Capitalization......................   20
Selected Consolidated Financial
  Data..............................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   23
Business............................   29
Management..........................   44
Security Ownership of Certain
  Beneficial Owners and
  Management........................   55
Certain Relationships and Related
  Transactions......................   57
Description of Capital Stock........   59
Shares Eligible for Future Sale.....   63
Certain United States Federal Tax
  Considerations for Non-U.S.
  Holders of Common Stock...........   64
Underwriting........................   67
Legal Matters.......................   69
Experts.............................   70
Additional Information..............   70
Available Information...............   70
Index to Consolidated Financial
  Statements........................  F-1

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                             [NEOTHERAPEUTICS LOGO]
                                1,000,000 Shares

                                  Common Stock
                            ------------------------

                                   PROSPECTUS
                            -----------------------
                         JOSEPH CHARLES & ASSOC., INC.

                                   MILLENNIUM
                             FINANCIAL GROUP, INC.

                                 JULY 27, 1999
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